Exhibit 10.55

PURCHASE AGREEMENT
DATED AS OF THE 12TH DAY OF DECEMBER, 2012
BY AND AMONG
INTERNATIONAL PAPER COMPANY,
GEORGIA-PACIFIC BUILDING PRODUCTS LLC
AND
GEORGIA-PACIFIC LLC

PAGE
ARTICLE I TRANSFER OF ASSETS; ASSUMPTION OF LIABILITIES1
SECTION 1.01 Purchase and Sale1
SECTION 1.02 Transferred Assets and Excluded Assets1
SECTION 1.03 Consents to Certain Assignments7
SECTION 1.04 Assumption of Liabilities9
SECTION 1.05 Risk of Loss13
SECTION 1.06 Disclaimer of Representations and Warranties13
SECTION 1.07 Employees14
ARTICLE II CLOSING AND POST-CLOSING PURCHASE PRICE ADJUSTMENT16
SECTION 2.01 Closing16
SECTION 2.02 Transactions To Be Effected at the Closing16
SECTION 2.03 Post-Closing Purchase Price Adjustment19
SECTION 2.04 Withholding21
SECTION 2.05 Del-Tin Adjustment21
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER22
SECTION 3.01 Organization, Standing and Power22
SECTION 3.02 Authority; Execution and Delivery; Enforceability22
SECTION 3.03 No Conflicts; Governmental Approvals23
SECTION 3.04 Sufficiency of Funds23
SECTION 3.05 Going Concern24
SECTION 3.06 Litigation24
SECTION 3.07 Finders’ Fees24
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER24
SECTION 4.01 Organization, Standing and Power; Capital Structure of the Transferred Entities24
SECTION 4.02 Authority; Execution and Delivery; Enforceability25
SECTION 4.03 No Conflicts; Governmental Approvals25
SECTION 4.04 Financial Statements26
SECTION 4.05 No Undisclosed Liabilities27
SECTION 4.06 Absence of Certain Changes or Events27
SECTION 4.07 Taxes27
SECTION 4.08 Employee Benefits; ERISA Compliance29
SECTION 4.09 Litigation30
SECTION 4.10 Compliance with Applicable Laws30
SECTION 4.11 Environmental Matters32

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PAGE

SECTION 4.12 Real Property; Other Assets.33
SECTION 4.13 Intellectual Property35
SECTION 4.14 Material Agreements36
SECTION 4.15 Sufficiency of Assets40
SECTION 4.16 Labor Matters41
SECTION 4.17 Permits42
SECTION 4.18 Transactions with Affiliates; Intercompany Accounts42
SECTION 4.19 Customer and Supplier Relations.43
SECTION 4.20 Shared Business Arrangements43
SECTION 4.21 Finders’ Fees43
SECTION 4.22 Gypsum Wallboard Operations43
SECTION 4.23 No Other Representations or Warranties44
ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS44
SECTION 5.01 Conduct of Business44
SECTION 5.02 Notice of Certain Events47
ARTICLE VI ADDITIONAL AGREEMENTS47
SECTION 6.01 No Use of Retained Names47
SECTION 6.02 Access to Information; Confidentiality48
SECTION 6.03 Supplemental Disclosure50
SECTION 6.04 Certain Efforts51
SECTION 6.05 Antitrust Notification and Other Regulatory Filings52
SECTION 6.06 Notices53
SECTION 6.07 Benefit Plans54
SECTION 6.08 Fees and Expenses58
SECTION 6.09 Public Announcements59
SECTION 6.10 Site Separation; Transition Matters59
SECTION 6.11 Bulk Transfer Laws60
SECTION 6.12 Refunds and Remittances60
SECTION 6.13 Covenant Not to Solicit for Employment61
SECTION 6.14 Insurance Matters61
SECTION 6.15 Intercompany Transactions; Guarantees61
SECTION 6.16 Del-Tin62
SECTION 6.17 Residual Knowledge65
SECTION 6.18 Title Insurance66
SECTION 6.19 Further Assurances66
ARTICLE VII CONDITIONS PRECEDENT66
SECTION 7.01 Conditions to Each Party’s Obligations66
SECTION 7.02 Conditions to Obligations of Seller67
SECTION 7.03 Conditions to Obligations of Purchaser68
SECTION 7.04 Frustration of Closing Conditions69

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PAGE

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER69
SECTION 8.01 Termination69
SECTION 8.02 Effect of Termination70
SECTION 8.03 Amendment70
SECTION 8.04 Extension; Waiver70
ARTICLE IX TAX MATTERS70
SECTION 9.01 Certain Tax Matters70
SECTION 9.02 Tax Sharing75
SECTION 9.03 Cooperation on Tax Matters75
SECTION 9.04 Tax-Deferred Exchange75
SECTION 9.05 Sales Tax Indemnification77
ARTICLE X INDEMNIFICATION77
SECTION 10.01 Indemnification by Seller77
SECTION 10.02 Indemnification by Purchaser.78
SECTION 10.03 Indemnification Procedures80
SECTION 10.04 Indemnification as Sole and Exclusive Remedy83
SECTION 10.05 Calculation of Indemnity Payments83
SECTION 10.06 Additional Matters84
SECTION 10.07 Environmental Access, Control and Cooperation84
ARTICLE XI GENERAL PROVISIONS87
SECTION 11.01 Survival of Representations and Warranties and Agreements87
SECTION 11.02 Notices87
SECTION 11.03 Definitions88
SECTION 11.04 Interpretation; Disclosure Letters100
SECTION 11.05 Severability101
SECTION 11.06 Counterparts101
SECTION 11.07 Entire Agreement; No Third Party Beneficiaries101
SECTION 11.08 Governing Law101
SECTION 11.09 Assignment102

Enforcement	102
SECTION 11.11 Seller Disclosure Letter and Exhibits102
SECTION 11.12 GP Guarantee103

* * * * *

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Annex I	Index of Defined Terms

Exhibit A	Forms of Deeds

Exhibit B	Form of Bill of Sale

Exhibit C	Form of Assignment and Assumption Agreement

Exhibit D	Form of Trademark Assignment Agreement

Exhibit E	Form of Domain Name Assignment Agreement

Exhibit F	Form of Diboll Access Agreement

Exhibit G	Form of Diboll Stormwater Treatment and Easement Agreement

Exhibit H	Form of Georgia Bonds Tax-Exempt Bond Agreement

Exhibit I	Form of Gypsum Facing Paperboard Supply Agreement

Exhibit J	Form of Hope Bonds Assignment and Assumption Agreements

Exhibit K	Knowledge of Seller

Exhibit L	Form of Northern Chipmill Wet Storage Facility Agreement

Exhibit M	Form of Patent License Agreement

Exhibit N	Form of Rome Declaration of Easements and Cost Sharing Agreement

Exhibit O	Form of Rome Declaration of Stormwater and Wastewater Easements and Treatment Agreement

Exhibit P	Form of Rome Lease

Exhibit Q	Form of Rome Mill Residual Chip and Fiber Fuel Purchase Agreement

Exhibit R	Form of Rome Mill Steam Supply Agreement

Exhibit S	Form of Rome Wet Storage Facility Agreement

Exhibit T	Form of Stumpage Exchange Supply Agreement

Exhibit U	Form of Texas Bonds Tax-Exempt Bond Agreement

Exhibit V	Form of Transition Services Agreement

Exhibit W	Form of Western Mill Residual Chip and Fiber Fuel Purchase Agreements

Exhibit X	Form of Patent Assignment Agreement

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PAGE

PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 12, 2012, by and among International Paper Company, a New York corporation (“Seller”), Georgia-Pacific Building Products LLC, a Delaware limited liability company (“Purchaser”), and, solely for the purposes of Section 11.12, Georgia-Pacific LLC, a Delaware limited liability company (“GP”).
WHEREAS, Seller, through certain direct and indirect wholly owned subsidiaries, designs, develops, manufactures, sells and distributes building products in three segments consisting of solid wood, panel products and gypsum wallboard;
WHEREAS, Seller wishes to sell, or cause the other applicable members of the Seller Group to sell, to Purchaser, and Purchaser wishes to purchase from Seller or the other applicable members of the Seller Group, the Transferred Assets, including the Transferred Equity Interests, upon the terms and subject to the conditions of this Agreement; and
WHEREAS, capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 11.03.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
TRANSFER OF ASSETS; ASSUMPTION OF LIABILITIES
SECTION 1.01    Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause all other applicable members of the Seller Group to, sell, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Seller and any such member of the Seller Group, all of Seller’s and such member’s right, title and interest in, to and under the Business and, except for the Excluded Assets, all of the Transferred Assets (other than the assets of the Transferred Entities), including all of the Transferred Equity Interests, in each case, free and clear of all Liens (other than Permitted Liens) together for (a) an aggregate purchase price of $750,000,000 in cash (the “Purchase Price”), payable as set forth in Section 2.02(b)(i) and subject to adjustment as set forth therein and in Sections 2.03 and 2.05, and (b) Purchaser’s assumption (including through the Transferred Equity Interests) of the Assumed Liabilities. The purchase and sale of the Business, the Transferred Assets, including the Transferred Equity Interests, and the assumption of the Assumed Liabilities are collectively referred to in this Agreement as the “Acquisition.”
SECTION 1.02    Transferred Assets and Excluded Assets.
(a)    For purposes of this Agreement, “Transferred Assets” means (i) the Additional Assets and (ii) all of the properties, assets, goodwill and rights (including lease, license and other contractual rights) of whatever kind and nature, real, personal or mixed, tangible or intangible and wherever situated, that are (A) owned by Seller or any other member of the Seller Group immediately prior to the Closing and (B) used or held for use exclusively in connection with the Business, other than the Excluded Assets. Notwithstanding the foregoing, Transferred Assets includes (in each case, other than the Excluded Assets):
(i)    all Real Property owned or leased by Seller or any other member of the Seller Group used or held for use exclusively in the Business, including the Owned Real Property (except for the Rome Real Property), the Leased Real Property and other Real Property set forth in Section 1.02(a)(i)(A) and Section 1.02(a)(i)(B) of the Seller Disclosure Letter (collectively, the “Transferred Real Property”);
(ii)    all raw materials, works-in-process, finished goods and products, supplies, spare, replacement and component parts, stores, by-products, energy resources and repair materials and office and other supplies (collectively, “Inventory”), in each case, that are owned by Seller or any other member of the Seller Group, wherever located, that, as of the close of business on the Closing Date, are (A) primarily used in the operation of the Business to the extent located on-site at the Business Real Property or (B) exclusively used in the operation of the Business to the extent not located on-site at the Business Real Property (collectively, the “Transferred Inventory”);

(iii)    all other tangible personal property and interests therein owned by Seller or any other member of the Seller Group (including all machinery, equipment, furniture, furnishings, tools and vehicles owned by Seller or any other member of the Seller Group, all personal property used by Business Employees and all decommissioned machinery and equipment), that, in each case, are or, in the case of decommissioned property, immediately prior to decommission were, (A) primarily used in the operation of the Business to the extent located on-site at the Business Real Property or (B) exclusively used in the operation of the Business to the extent not located on-site at the Business Real Property;
(iv)    all patents (including all provisionals, reissues, divisions, continuations, continuations-in-part, renewals and extensions thereof), patent applications, patent rights, trademarks, trademark registrations, trademark applications, service marks, trade names, business names, domain names, trade dress, logos, slogans, copyright registrations, mask works, design registrations, all applications, registrations and renewals in connection therewith, all goodwill associated with any of the foregoing, and all rights to any of the foregoing anywhere in the world (collectively, “Intellectual Property”), in each case, that are owned by Seller or any other member of the Seller Group and used or held for use primarily in the Business (collectively, the “Transferred Intellectual Property”);
(v)    all trade secrets, proprietary information, invention disclosures, works of authorship, unregistered copyrights, unregistered trademarks, inventions (whether patentable or not and whether or not reduced to practice), improvements, unregistered designs, copyrightable works, software (including the underlying source code), databases, confidential business information, processes, procedures, compositions, technical data and know-how and all documentation relating to and any similar or equivalent rights in any of the foregoing throughout the world (collectively, “Technology”), in each case that are owned by Seller or any other member of the Seller Group and used or held for use primarily in the Business (collectively, the “Transferred Technology”);
(vi)    all permits, licenses, franchises, approvals, consents, authorizations, waivers, grants, concessions, exemptions or orders of, or registrations, certificates and manufacturer’s affidavits of country origin and other similar documents, certificates or declarations with, and other similar documents issued by, any Governmental Entity (collectively, “Permits”) set forth in
Section 1.02(a)(vi) of the Seller Disclosure Letter, and all other Permits (including any pending applications therefor) that are held by Seller or any other member of the Seller Group and used or held for use exclusively in the Business, in each case to the extent such Permits are transferable (collectively, the “Transferred Permits”);
(vii)    (A) all contracts, leases, subleases, licenses, notes, bonds (including the Hope Bonds), debentures, indentures, guarantees, agreements,

commitments and all other legally binding instruments, arrangements and understandings, whether or not in writing (collectively, “Contracts”), to which Seller or any other member of the Seller Group is a party or by which Seller or any other member of the Seller Group is bound and which are set forth as Business Material Agreements in Section 1.02(a)(vii) of the Seller Disclosure Letter, (B) all Contracts that are entered into after the date hereof in accordance with Section 5.01 that, if in effect on the date hereof, would be required to be set forth in Section 1.02(a)(vii) of the Seller Disclosure Letter, and (C) all other Contracts to which Seller or any other member of the Seller Group is a party or by which Seller or any other member of the Seller Group is bound that are used or held for use exclusively in, or that arise exclusively out of, the Business (collectively, the “Transferred Contracts”); provided, however, that notwithstanding the foregoing, Transferred Contracts shall not include Excluded Contracts;
(viii)    all rights of Seller or any other member of the Seller Group in and to products sold or leased prior to the Closing and returned to Purchaser after Closing provided such products are exclusively related to the Business;
(ix)    all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items, in each case, that are owned by Seller or any other member of the Seller Group, (except for those related to Taxes to the extent they are attributable to any taxable period ending on or before the Closing Date or to any portion of a Straddle Period ending on the Closing Date (a “Pre-Closing Tax Period”), but specifically including those related to Taxes to the extent they are attributable to the Post-Closing Tax Period) that are used or held for use exclusively in, or that arise exclusively out of, the Business or that are otherwise allocable to any Transferred Asset or any Assumed Liability;
(x)    all rights, claims, causes of action, lawsuits, judgments, demands of any nature available to or being pursued by Seller or any other member of the Seller Group whether arising directly, by way of counterclaim or cross-claim or otherwise, and credits owned by Seller or any other member of the Seller Group to the extent relating to any Transferred Asset or any Assumed Liability, including any such item arising under any express or implied guarantee, warranty, indemnity, right of recovery, right of set-off or similar right in favor of Seller or any other member of the Seller Group in respect of any Transferred Asset or any Assumed Liability;
(xi)    all books, records and other documents (including all books of account, ledgers, general, financial, accounting and personnel records, Tax Returns and other Tax records (including work papers and supporting documentation), files, correspondence, invoices, customers’ and suppliers’ lists, other mailing and distribution lists, operating, production and other manuals, manufacturing and quality control records and procedures, billing records, sales and promotional literature, in all cases, in any form or medium (“Records”) (except that Tax Returns and other Tax Records include only those of the Transferred Entities and do not include any consolidated, combined, unitary or similar Tax Return and other Tax Records (including work papers and supporting documentation) of Seller or the Seller Group) of Seller or any other member of the Seller Group, other than personnel related Records, that (A) are located on the Transferred Real Property on the Closing Date or (B) are used or held for use exclusively in, relate exclusively to, or arise exclusively out of, the Business (collectively, the “Transferred Records”);
(xii)    with respect to the Transferred Employees, all OSHA 300 logs, OSHA 300A forms, and OSHA 301 forms, all grievance files and related documents to the extent those grievances remain unresolved after the Closing, all documents necessary to allow Purchaser to comply with its obligations under the Family and Medical Leave Act of 1993, as amended, and the regulations promulgated thereunder, and the CBAs, including any side or letter agreements (collectively, the “Transferred Personnel Records”);
(xiii)    Subject to Section 6.05(c), the Transferred Equity Interests;
(xiv)    all rights under nondisclosure, confidentiality or similar agreements, to which Seller or any other member of the Seller Group is a party, except that Seller shall retain rights thereunder with respect to (A) Seller information that does not constitute Transferred Records or Transferred Personnel Records and (B) the nonsolicitation of employees of Seller and its affiliates (other than Business Employees);
(xv)    all goodwill of Seller or any other member of the Seller Group to the extent generated by or associated with the Business or the Transferred Assets; and
(xvi)    all accounts receivable of Seller or any other member of the Seller Group to the extent related to the Business and the receivables associated with the Hope Bonds.
(b)    For purposes of this Agreement, “Excluded Assets” shall mean (1) any property or assets of Seller or any other member of the Seller Group that are not Transferred Assets and (2) without limiting the generality of (1) above, the following assets owned by Seller or any other member of the Seller Group:
(i)    all cash and cash equivalents and all rights to all bank accounts;
(ii)    all accounts receivable of Seller or any other member of the Seller Group other than the accounts receivable described in Section 1.02(a)(xvi) and all Inventory (other than the Transferred Inventory);

(iii)    subject to Section 6.14, all insurance policies and binders and all claims, refunds, proceeds and credits from insurance policies or binders due or to become due with respect to such policies or binders;
(iv)    all rights, claims and credits to the extent relating to any Excluded Asset or any Retained Liability, including any such item to the extent arising under any guarantee, warranty, indemnity or similar right in favor of Seller or any other member of the Seller Group in respect of any Excluded Asset or any Retained Liability;
(v)    all shares of capital stock of, or other equity interests in, any affiliate of Seller or any other Person (in each case, other than the Transferred Entities);
(vi)    all assets solely and specifically reserved to pay the obligations under any employee benefit plan in which any employee of Seller or any of its affiliates participates and the Liabilities of which are not assumed by Purchaser hereunder;
(vii)    all financial and Tax Records relating to the Business (other than Tax Records of the Transferred Entities) that form part of Seller’s or any other member of the Seller Group’s general ledger or Tax Returns;
(viii)    except as provided in Section 1.02(a)(xi), all Records prepared in connection with the sale or transfer of the Business, including bids received from third parties and analyses relating to the Business;
(ix)    the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books and similar documents of Seller or any other member of the Seller Group (other than the Transferred Entities);
(x)    all rights of Seller or any other member of the Seller Group (other than the Transferred Entities) under this Agreement or any other Transaction Document;
(xi)    the names and marks owned by Seller or any other member of the Seller Group that are not Transferred Intellectual Property, including the names and marks set forth in Section 1.02(b)(xi) of the Seller Disclosure Letter (in each case, in any style or design) (collectively, the “Retained Names”);
(xii)    all Intellectual Property, Technology, websites, website content and web images (A) that are owned by or licensed to Seller or any other member of the Seller Group and not used or held for use primarily in the Business, including the Intellectual Property, Technology, websites, website content and web images set forth in Section 1.02(b)(xii)(A) of the Seller Disclosure Letter, and (B) that are set forth in Section 1.02(b)(xii)(B) of the Seller Disclosure Letter; provided that any such Intellectual Property, Technology, websites, website content and web images listed in Section 1.02(b)(xii)(C) of the Seller Disclosure Letter (“Licensed Excluded Assets”) shall be licensed to Purchaser (except, in the case of licensed rights, if such license prohibits further licensing) on a non-exclusive, sub-licensable, perpetual, royalty-free basis to allow Purchaser to continue the use of Licensed Excluded Assets consistent with practicing the Business following Closing pursuant to license agreements substantially in the form of the Patent License Agreement;
(xiii)    all Real Property set forth in Section 1.02(b)(xiii) of the Seller Disclosure Letter.
(xiv)    all Permits set forth in Section 1.02(b)(xiv) of the Seller Disclosure Letter;
(xv)    all Contracts set forth in Section 1.02(b)(xv) of the Seller Disclosure Letter;
(xvi)    except as provided pursuant to the Transition Services Agreement, all rights to receive, and all rights with respect to the delivery of, corporate-level services of the type provided as of the date of this Agreement to the Business by Seller or any of its affiliates, including assets used or held for use by Seller in connection with such corporate-level services (other than assets that are used exclusively by Business Employees);
(xvii)    any refund or credit of Taxes to the extent that such refund or credit is attributable to any Retained Tax Liability;
(xviii)    all tangible personal property and interests therein set forth in Section 1.02(b)(xviii) of the Seller Disclosure Letter;
(xix)    the Rome Real Property;
(xx)    all employee or personnel Records other than the Transferred Personnel Records;
(xxi)    all inventory, trade fixtures and other property of concessionaires, business partners, or licensees or lessees of Seller or any other member of the Seller Group that are not owned by Seller or any other member of the Seller Group;
(xxii)    all bids or other proposals with respect to any of the Segments or all or any portion of the Business, entered into with, or received from, bidders or other third parties in connection with any attempt to sell or transfer all or any portion of the Segments or the Business;
(xxiii)    all ownership and other rights with respect to any Business Benefit Plan or any Business Benefit Agreement, including all Del-Tin Benefit Plan Arrangements; and
(xxiv)    all assets set forth in Section 1.02(b)(xxiv) of the Seller Disclosure Letter, if any.
SECTION 1.03    Consents to Certain Assignments.
(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign, directly or indirectly, any asset (including any Contract or Permit) or any claim or right or any benefit arising under or resulting from such asset if an attempted direct or indirect assignment thereof, without the consent of a third party or Governmental Approval, (i) would constitute a breach, default, violation or other contravention of the rights of such third party or Governmental Entity or of applicable Law, (ii) would be ineffective with respect to any party to an agreement concerning such asset, claim or right, or (iii) would in any way adversely affect the rights of Seller or any other member of the Seller Group or, upon transfer, Purchaser or the Transferred Entities under such asset, claim or right. If any direct or indirect transfer or assignment by Seller to Purchaser, or any direct or indirect acquisition or assumption by Purchaser of, any interest in, or Liability under, any asset, claim or right requires the consent of a third party or Governmental Approval, then such transfer or assignment or assumption shall be made subject to such consent or Governmental Approval being obtained.
(b)    If any third party consent or Governmental Approval referred to in Section 1.03(a) is not obtained prior to the Closing, the Closing shall, subject to the satisfaction of the conditions set forth in Article VII and unless this Agreement is terminated in accordance with Article VIII, nonetheless take place on the terms set forth herein and, thereafter, (i) Purchaser and Seller shall, subject to the provisions of Section 1.03(c), cooperate in any lawful and commercially reasonable arrangement proposed by Purchaser and agreed to by Seller (which agreement will not be unreasonably withheld, conditioned or delayed) under which, for up to 12 months following the Closing Date, (A) Purchaser shall obtain (without infringing upon the legal rights of such third party or Governmental Entity or violating any applicable Law) the economic claims, rights and benefits under the asset, claim or right with respect to which the third party consent or Governmental Approval has not been obtained in accordance with this Agreement and (B) Purchaser shall assume the economic burden with respect to the asset, claim or right with respect to which the third party consent or Governmental Approval has not been obtained in accordance with this Agreement, and (ii) Seller shall, and shall cause the other members of the Seller Group to, use commercially reasonable efforts to obtain the applicable third-party consent or Governmental Approval and enforce following the Closing, at the request of Purchaser and for a period of 12 months, at the expense and for the account of Purchaser, any rights of Seller arising from such asset, claim or right with respect to which the third-party consent or Governmental Approval has not been obtained against the other party or parties thereto. Notwithstanding the foregoing limitations set forth in Section 1.03(b), if a third party to a contract set forth in Section 1.03(b) of the Seller Disclosure Letter (collectively, the “Specified Contracts”) does not consent to the assignment of such Specified Contract prior to the Closing (to the extent such consent is required pursuant to the terms of such Specified Contract), the Closing shall, subject to the satisfaction of the conditions set forth in Article VII and unless this Agreement is terminated in accordance with Article VIII, nonetheless take place on the terms set forth herein and, thereafter, (I) Purchaser and Seller shall, subject to the provisions of Section 1.03(c), cooperate in any lawful and commercially reasonable arrangement proposed by Purchaser and agreed to by Seller (which agreement will not be unreasonably withheld, conditioned or delayed) under which, for the remaining term of such Specified Contracts, (A) Purchaser shall obtain (without infringing upon the legal rights of such third party or violating any applicable Law) the economic claims, rights and benefits under the Specified Contract with respect to which the third party consent has not been obtained in accordance with this Agreement and (B) Purchaser shall assume the economic burden with respect to the Specified Contract with respect to which the third party consent has not been obtained in accordance with this Agreement and (II) Seller shall, and shall cause the other members of the Seller Group to, use commercially reasonable efforts to obtain the third-party consent related to the Specified Contract and enforce following the Closing, at the request of Purchaser and for the remaining term of such Specified Contract, at the expense and for the account of Purchaser, any rights of Seller arising from such Specified Contract.
(c)    If and when any such third party consent or Governmental Approval referred to in Section 1.03(a) is obtained after the Closing, the assignment of the asset, claim or right to which such third party consent or Governmental Approval relates shall be promptly effected in accordance with the terms of this Agreement in a form reasonably satisfactory to Purchaser and Seller without the payment of additional consideration. Seller and Purchaser shall, and shall cause their respective subsidiaries to, use commercially reasonable efforts to obtain such third-party consents and/or Governmental Approvals as promptly as practicable. Purchaser and Seller shall each be responsible for 50% of any and all third-party fees (other than de minimis fees and attorney’s fees) that may be reasonably required in connection with obtaining, whether before or after the Closing, any third-party consents (other than Governmental Approvals) referred to in Section 1.03(a). Except as set forth in Section 6.05(a), Seller and Purchaser shall share equally any and all fees and out-of-pocket expenses that may be reasonably required in connection with (i) obtaining, whether before or after the Closing, any Governmental Approval referred to in Section 1.03(a) (other than Transfer Taxes and Rollback Taxes, which are the subject of Section 9.01(c)) and (ii) making any arrangements referred to in Section 1.03(b). The parties shall cooperate in reasonably minimizing all such fees and expenses.

(d)    Subject to Section 1.03(a), if after the Closing (i) Purchaser or any of its subsidiaries holds any Excluded Assets or Retained Liabilities or (ii) Seller or any other member of the Seller Group holds any Transferred Assets or Assumed Liabilities, Purchaser or Seller, as applicable, shall promptly transfer (or cause to be transferred) such assets or assume (or cause to be assumed) such Liabilities to or from (as the case may be) the other party. Prior to any such transfer, the party receiving or possessing any such asset shall hold it in trust for such other party.
(e)    For 12 months after the Closing, Seller shall use commercially reasonable efforts to cooperate, and shall cause the other members of the Seller Group to use commercially reasonable efforts to cooperate, with Purchaser in order to provide Purchaser, at Purchaser’s expense, with all of the benefits of, including any volume-based pricing, subject to the related obligations under, the Enterprise Contracts listed on Section 1.03(e) of the Seller Disclosure Letter (the “Shared Contracts”) to the extent that such Shared Contracts relate to the Business or the Business Assets; provided that Purchaser shall use commercially reasonable efforts and Seller shall use commercially reasonable efforts to cooperate, and shall cause the other members of the Seller Group to use commercially reasonable efforts to cooperate, with Purchaser to enter into a separate Contract with the third party to each Shared Contract on comparable terms in respect of the Business and the Business Assets as promptly as practicable after the Closing, but in any event within 12 months after the Closing.
SECTION 1.04    Assumption of Liabilities.
(a)    Except as provided in Section 1.04(b), Purchaser shall not assume, in connection with the Transactions, any Liability of Seller whatsoever, and Seller shall retain responsibility for all Liabilities accrued as of or on the Closing Date and all Liabilities arising from the Business, the Seller Business or the operations of Seller or any of its subsidiaries, prior to or on the Closing Date, whether or not accrued and whether or not disclosed.
(b)    As the sole exception to Section 1.04(a), upon the terms and subject to the conditions of this Agreement, including the indemnification provisions of Section 10.01 and the provisions of Section 1.04(c), Purchaser shall, effective as of the Closing, (1) cause the Transferred Entities to pay, perform and discharge when due, all of their respective Liabilities arising after the Closing Date, (2) assume, and shall pay, perform and discharge when due all Liabilities of Seller or any of its subsidiaries (other than the Transferred Entities) to the extent such Liabilities arise out of or relate to the Transferred Assets, the Business or the operation or conduct of the Business, in each case, after the Closing Date, other than the Retained Liabilities, and (3) assume, and shall pay, perform and discharge when due, the following Liabilities (in each case, other than the Retained Liabilities) (clauses (1), (2) and (3) collectively, other than the Retained Liabilities, the “Assumed Liabilities”):

(i)    all Liabilities (including any accrued rebates) to the extent included on the Closing Date Statement (as finally determined in accordance with Section 2.03(c));
(ii)    all Liabilities of Seller or any other member of the Seller Group under the Transferred Contracts and the Transferred Permits to the extent such obligations are not required to be performed on or prior to the Closing Date and accrue and relate to the operations of the Business subsequent to the Closing Date;
(iii)    solely to the extent such Liabilities are expressly assumed by Purchaser pursuant to Section 6.07, (A) employment and employee benefit-related Liabilities with respect to Transferred Employees and their dependents and beneficiaries (regardless of when such Liabilities arose, arise, were or are incurred) arising out of or relating to any Business Benefit Plan or Business Benefit Agreement other than the Retained Benefit Liabilities, and (B) all employment and employee Liabilities arising out of or relating to the Business;
(iv)    all Liabilities for (A) Taxes arising out of or relating to or in respect of (1) the Business, (2) the Transferred Entities or (3) the Transferred Assets, in each case, for any Post-Closing Tax Period, including the Post-Closing Tax Period of a Straddle Period, (B) Rollback Taxes, and (C) any portion of the Transfer Taxes to be borne by Purchaser as specifically provided for herein;
(v)    subject to Purchaser’s right to indemnification pursuant to Section 10.01(a)(iv), all Assumed Environmental Liabilities;
(vi)    all trade payables and accrued Liabilities (including the Liabilities associated with rebates) to the extent they are based substantially on events or circumstances that occurred, existed or were initiated prior to or on the Closing Date and are included on the Closing Date Statement (as finally determined in accordance with Section 2.03(c)); and
(vii)    all Liabilities arising out of the Assumed Indebtedness.
(c)    Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall not assume or have any liability in respect of any Retained Liability, each of which shall be retained and shall be paid, performed and discharged when due by Seller or any of its subsidiaries. For purposes of this Agreement, “Retained Liabilities” shall mean the following Liabilities of Seller or any of its subsidiaries or of the Business or the Seller Business:
(i)    (A) all Liabilities arising from or relating to the Business, the Business Assets or the operation or conduct of Seller or any of its subsidiaries, to the extent they arise out of events or circumstances that occurred or existed prior to or on the Closing Date, whether or not accrued and whether or not disclosed, except for the Assumed Liabilities and (B) all Liabilities to the extent not arising out of or relating to the Business, the Business Assets or the ownership, operation or conduct thereof;
(ii)    all Liabilities to the extent arising out of or relating to (A) the Excluded Assets or (B) the Seller Business;
(iii)    all Liabilities (A) with respect to the Transferred Employees, to the extent they arise out of events or circumstances that occurred or existed on or prior to the Closing Date with respect to the Transferred Employees, including any Change of Control Payments, (B) incurred or arising at any time with respect to any Business Employee who does not become a Transferred Employee,
(C) under or with respect to any Business Benefit Plan or any Business Benefit Agreement that are not expressly assumed by Purchaser pursuant to Section 6.07, whether or not such Liability arises out of events occurring prior to, on or following the Closing Date, including workers’ compensation claims arising out of incidents occurring prior to the Closing, provided that a workers’ compensation claim relating to any such injury is made within six months after Closing, and
(D) under any Multiemployer Plan (such Liabilities referred to in this Section 1.04(c)(iii), collectively, the “Retained Benefit Liabilities”);
(iv)    all Liabilities for (A) Taxes arising out of, relating to or in respect of the Business, the Transferred Entities or the Transferred Assets for any Pre-Closing Tax Period, including the Pre-Closing Tax Period of a Straddle Period, (B) Taxes of Seller or any of its subsidiaries (other than the Transferred Entities), (C) Taxes of the Transferred Entities that are related or attributable to any Pre-Closing Tax Period, including the Pre-Closing Tax Period of a Straddle Period as a result of their being included in any affiliated group that files consolidated, combined or unitary Tax Returns by reason of Treasury Regulations Section 1.1502-6 or any comparable or similar Law, (D) any portion of the Transfer Taxes to be borne by Seller or the Seller Group as specifically provided herein and
(E) payments under any Tax allocation, sharing or similar agreement or arrangement (whether oral or written), other than pursuant to this Agreement, to which Seller, the Seller Group, the Transferred Entities or the Transferred Assets is subject (collectively, the “Retained Tax Liabilities”);
(v)    all Liabilities relating to, resulting from or arising out of any claim made by or on behalf of any individual who is not a Transferred Employee based on, or in any way related to, actual, alleged or sought employment or joint employment with Seller or any other member of the Seller Group on or prior to the Closing Date, and any similar claims made by or on behalf of any Governmental Entity;
(vi)    all Liabilities under any Transferred Contract or Transferred Permit incurred or arising prior to or on the Closing Date;

(vii)    other than the Assumed Indebtedness, any Indebtedness outstanding prior to the Closing of any member of the Seller Group or any other subsidiary of Seller arising out of or relating to the Business or any of the Transferred Assets;
(viii)    all Liabilities in respect of any Action, regardless of whether or not presently asserted, arising out of or relating to: (A) any decisions or actions made or implemented by Seller or any other member of the Seller Group prior to the Closing concerning pricing or job quotes, including antitrust and similar claims, (B) the manufacture, sale or distribution by Seller or any other member of the Seller Group prior to the Closing of any gypsum board manufactured in China, any gypsum board utilizing gypsum produced or extracted in China, or any gypsum board that emits or is claimed to emit hydrogen sulfide or other substances capable of causing odor or corrosion, (C) the labeling and packaging of any products manufactured, sold or distributed by Seller or any other member of the Seller Group prior to the Closing, (D) claims by any Persons (including employees or former employees Seller or any other member of the Seller Group) alleging exposure to asbestos or any other Hazardous Materials prior to Closing at any present or former facilities used in the Business or by virtue of exposure to products, including asbestos, used in or sold by the Business prior to the Closing, (E) claims by any Persons (including employees or former employees Seller or any other member of the Seller Group) alleging that exposure to Seller’s or any other member of the Seller Group’s equipment prior to Closing caused hearing loss, (F) those matters set forth on Section 4.09 of the Seller Disclosure Letter, and (G) the Action styled as Kleen Products LLC v. Packaging Corp of America et al, U.S. District Court, Northern District of Illinois, No. 10-05711;
(ix)    all Liabilities and obligations of Seller or any other member of the Seller Group under this Agreement or any of the Ancillary Agreements;
(x)    all Environmental Liabilities, other than the Assumed Environmental Liabilities, arising from or relating to the Business, the Business Assets or the operation or conduct of Seller or any of its subsidiaries, to the extent they arise out of events or circumstances that occurred or existed prior to or on the Closing Date, whether or not accrued and whether or not disclosed; provided, however, that Seller shall not be responsible for, and Retained Liabilities shall not include, costs of compliance with Environmental Laws that come into force and effect after the Closing Date.
(xi)    all Liabilities of Seller or any other member of the Seller Group to the extent arising out of or relating to products manufactured or sold by the Business on or prior to the Closing Date, including obligations, liabilities and commitments for refunds, adjustments, allowances, repairs, exchanges, returns and warrant, product liability, merchantability and other claims relating to such products;

(xii)    all Liabilities of Seller or any other member of the Seller Group relating to the Del-Tin Operating Agreement, including with respect to the exercise of the buy-sell rights therein;
(xiii)    all indemnification obligations of the Transferred Entities with respect to their directors, officers or employees (whether by statute, Contract or otherwise) to the extent they arise out of events or circumstances that occurred or existed prior to or on the Closing Date; and
(xiv)    all accounting, transactional, legal, brokerage or other fees or expenses of Seller or any other member of the Seller Group relating to the negotiation and consummation of the Transactions.
SECTION 1.05    Risk of Loss. Until the Closing, any loss of or damage to the Business Assets from fire, casualty or any other occurrence shall be the sole responsibility of Seller. As of the time of Closing, title to all Transferred Assets shall be transferred to Purchaser, and Purchaser shall thereafter bear all risk of loss associated with the Business Assets and the Business and be solely responsible for procuring adequate insurance to protect the Business Assets and the Business against any such loss.
SECTION 1.06    Disclaimer of Representations and Warranties. EXCEPT AS MAY EXPRESSLY BE SET FORTH IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, (A)  NONE OF SELLER OR ANY MEMBER OF THE SELLER GROUP MAKES (AND SELLER AND THE MEMBERS OF THE SELLER GROUP HEREBY DISCLAIM) ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WITH RESPECT TO THE TRANSFERRED ENTITIES OR THE ASSETS THEREOF, THE BUSINESS ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR THE BUSINESS, ASSETS, CONDITION OR PROSPECTS (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING, THE TRANSFERRED ENTITIES, THE BUSINESS ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS, AND SELLER, THE MEMBERS OF THE SELLER GROUP AND THEIR RESPECTIVE AFFILIATES AND REPRESENTATIVES SHALL NOT HAVE ANY LIABILITY FOR ANY SUCH REPRESENTATION OR WARRANTY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO PURCHASER OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION, AND (B) ALL OF THE BUSINESS ASSETS TO BE TRANSFERRED OR THE ASSUMED LIABILITIES TO BE ASSUMED OR TRANSFERRED IN ACCORDANCE WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT SHALL BE TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS, AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE ARE HEREBY EXPRESSLY DISCLAIMED. PURCHASER, TOGETHER WITH ITS ADVISORS, HAS MADE ITS OWN INVESTIGATION OF THE BUSINESS, THE TRANSFERRED ENTITIES AND THE ASSETS THEREOF, THE BUSINESS ASSETS AND THE ASSUMED LIABILITIES AFTER HAVING BEEN PROVIDED WITH AN ADEQUATE

OPPORTUNITY AND ACCESS TO COMPLETE SUCH INVESTIGATION AND PURCHASER IS NOT RELYING ON ANY WARRANTIES, EXPRESS OR IMPLIED, PROVIDED ORALLY OR CONTAINED IN ANY MATERIALS PROVIDED BY SELLER OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR OTHERWISE, OTHER THAN AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR IN ANY ANCILLARY AGREEMENT. EXCEPT AS MAY BE EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, NONE OF SELLER OR ANY OTHER MEMBER OF THE SELLER GROUP MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE IN CONNECTION WITH THE ENTERING INTO OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
SECTION 1.07    Employees.
(a)    No later than five Business Days prior to the Closing, Seller shall deliver to Purchaser an updated version of the information provided in Section 1.07(h)(i) of the Seller Disclosure Letter. Subject to compliance with applicable Law and in accordance with the provisions of any applicable CBA and this Section 1.07, Purchaser shall make offers of employment to all bargaining unit Business Employees to be effective at the time of Closing, and conditional offers of employment to be effective at the time of Closing to each salaried and non-bargaining unit Business Employee subject to the following conditions: (i) completes an application, (ii) provides documentation sufficient under applicable Law to authorize his or her employment in the U.S. and (iii) passes a routine drug screening, other than those Business Employees who are on Extended Leave or are not employed in the Business on the Closing Date and, at the Closing, shall hire each bargaining unit Business Employee who has accepted such offer, and shall hire each salaried and non-bargaining unit Business Employee who has met each condition and accepted such offer. Each offer of employment to such a Business Employee shall be consistent with the pertinent provisions of Section 6.07. Except as provided in Section 6.07, Purchaser, in its sole discretion, will establish the terms and conditions of employment with respect to any and all Transferred Employees.
(b)    Under the same terms set forth in Section 1.07(a) and subject to the terms of any applicable CBA, Purchaser shall also make offers of employment to any Business Employee who is not actively at work on the Closing Date by reason of (i) long-term disability leave or (ii) short-term disability or other authorized leave of absence (each of clause (i) and clause (ii), “Extended Leave”), who expresses an intention to return and who has received clearance to return from such Extended Leave within 18 months following the Closing Date or thereafter if there is a legal obligation on the part of Seller or Purchaser to employ such Business Employee upon his or her return from any such Extended Leave, in which case such Business Employee shall be eligible to commence employment with Purchaser, consistent with applicable Law, as of the date the Business Employee returns from such Extended Leave, rather than the Closing Date; provided that any such salaried or non-bargaining unit Business Employee (1) completes an application, (2) provides documentation sufficient under applicable Law to authorize his or her employment in the U.S., and (3) passes a routine drug screening and any Business Employee is released to return to work and can perform essential functions of his job with or without reasonable accommodation. Seller shall retain financial responsibility
(x) for each Business Employee on Extended Leave at the Closing Date until the date such employee becomes an employee of Purchaser in accordance with the foregoing provisions of this Section 1.07(b) or otherwise terminates employment with Seller and
(y) for long-term disability coverage as and to the extent provided for in the applicable plan, in accordance with the methodology set forth in Section 1.07(b) of the Seller Disclosure Letter, for each Business Employee who (A) is on short-term disability leave as of the Closing Date, (B) seeks long-term disability coverage, and (C) has not returned from Extended Leave in accordance with the first sentence of this Section 1.07(b) and reported to work with Purchaser prior to seeking long-term disability coverage.
(c)    If any Transferred Employee requires a work permit or employment pass or other approval for his or her employment to continue with Purchaser following the Closing, Purchaser and Seller shall use commercially reasonable efforts to ensure that any necessary applications are promptly made and to secure the necessary permit, pass or other approval. Purchaser and Seller shall comply with all applicable Laws relating to notification of unions and relevant Governmental Entities and negotiations with unions in respect of the Transactions; provided, however, that Purchaser shall bear all expenses of any compensation resulting from negotiations with unions. Subject to compliance with applicable Law, Seller shall and shall cause the other members of the Seller Group to, use commercially reasonable efforts and cooperate with Purchaser to cause each Business Employee to accept Purchaser’s offer of employment. Nothing herein shall be construed as a representation or guarantee by Seller or any other member of the Seller Group that any particular Business Employee or Business Employees will accept the offer of employment from Purchaser or will continue in employment with Purchaser following the Closing. Nothing herein shall interfere with or in any way limit the right of Purchaser to terminate any Transferred Employee’s employment at any time and for any reason after the Closing, or confer upon any Transferred Employee any right after the Closing to continue in the employ of Purchaser.
(d)    The parties intend that Transferred Employees shall have continuous and uninterrupted employment immediately before and immediately after the Closing, and that for purposes of any severance or termination benefit plan, program, policy, agreement or arrangement of Seller, Purchaser or any of their respective subsidiaries or affiliates, the Acquisition shall not constitute a severance of employment of any Transferred Employee prior to or upon the consummation of the Acquisition.
(e)    Prior to Closing, Seller shall provide Purchaser information and access to Records with respect to the employment terms and conditions of Business Employees only to the extent such information and access is necessary to prepare the Business Employees to receive pay and benefits under Purchaser’s payroll and benefits programs.

(f)    Section 1.07(f) of the Seller Disclosure Letter sets forth the name of each Transferred Employee who is obligated not to compete with Seller or any of its subsidiaries and the agreement or agreements under which such Transferred Employee is so obligated. For each such Transferred Employee, Seller shall waive, effective as of the Closing, such Transferred Employee’s non-competition obligation solely with respect to such Transferred Employee’s service to Purchaser and its affiliates following the Closing.
(g)    Subject to Section 6.07 and except for the obligations under the applicable CBAs, nothing in the Agreement, express or implied, shall be interpreted to prevent or restrict Purchaser or its affiliates from modifying or terminating the employment or terms of employment of any Transferred Employee, including the amendment or termination of any employee benefit or compensation plan, program or arrangement, after the Closing Date.
(h)    For purposes of this Agreement:
(i)    The term “Business Employee” means the individuals set forth in Section 1.07(h)(i) of the Seller Disclosure Letter; provided, however, that the Business Employees shall in no event include the Excluded Employees. Section 1.07(h)(i) of the Seller Disclosure Letter specifies each Business Employee’s name, position, status as exempt or unexempt from overtime under the U.S. Fair Labor Standards Act and the rules and regulations promulgated thereunder (“FLSA”), annual salary, hourly wages, date of hire, work location, start date, length of service, status with respect to whether on Extended Leave.
(ii)    The term “Transferred Employee” means each Business Employee who (A) accepts employment with Purchaser as of the Closing Date (or such later date on which such Business Employee becomes an employee of Purchaser in accordance with Section 1.07(b) if such Business Employee is not actively at work by reason of Extended Leave on the Closing Date) or (B) whose employment transfers by operation of Law as part of the transfer of the Transferred Entities.
ARTICLE II
CLOSING AND POST-CLOSING PURCHASE PRICE ADJUSTMENT
SECTION 2.01    Closing. Unless this Agreement is terminated in accordance with Article VIII, the closing (the “Closing”) of the Acquisition shall take place at the offices of K&L Gates LLP, 599 Lexington Avenue, New York, New York, 10022 at 10:00 a.m. on the second Business Day following the satisfaction (or waiver) of the conditions set forth in Article VII, or at such other place, time and date as shall be agreed in writing between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
SECTION 2.02    Transactions To Be Effected at the Closing. At the Closing:

(f)    Seller shall deliver or cause to be delivered to Purchaser (or the Seller’s Title Agent pursuant to Section 6.18) by the appropriate member of the Seller Group (unless delivered previously) the following:
(i)    certificates representing the Transferred Equity Interests (other than El Morro, the limited liability company interests of which are uncertificated), duly endorsed by Seller for transfer to the designated Purchaser Designee, in each case with any required stock transfer stamps affixed thereto, free and clear of all Liens (other than Permitted Liens);
(ii)    duly executed deeds for each parcel of Owned Real Property (which shall be special warranty deeds, limited warranty deeds or the equivalent in the jurisdiction where each Owned Real Property is located and shall be in the forms attached hereto as Exhibit A), and a bill of sale substantially in the form attached hereto as Exhibit B, an assumption and assignment agreement substantially in the form attached hereto as Exhibit C, a trademark assignment agreement in the form attached hereto as Exhibit D, a domain name assignment agreement in the form attached hereto as Exhibit E, a patent assignment agreement in the form attached hereto as Exhibit X, assignments, certificates of title and other instruments of transfer relating to the other Transferred Assets (other than the assets of the Transferred Entities), in each case transferring such Transferred Asset to the designated Purchaser Designee free and clear of any Liens (other than Permitted Liens) together with possession of the Transferred Assets;
(iii)    counterparts of Ancillary Agreements to which Seller or any other member of the Seller Group is a party duly executed by Seller or the relevant member of the Seller Group;
(iv)    duly executed FIRPTA Certificates;
(v)    a complete and correct copy (recorded on a DVD or similar medium) of the electronic data room created and maintained by or on behalf of Seller in connection with phase two of the contemplated sale of the Business (but not any internal electronic data rooms that were not shared with Purchaser during the course of the Transactions);
(vi)    a certificate executed by the secretary or any assistant secretary of Seller, dated as of the Closing Date, as to (A) the good standing of Seller in its jurisdiction of incorporation; (B) the effectiveness of the resolutions of the board of directors of Seller and the other members of the Seller Group authorizing the execution, delivery and performance of this Agreement and each other Transaction Document and the Transactions, and (C) incumbency and signatures of the officers of Seller executing this Agreement and any other Transaction Document;

(vii)    all such other certificates, documents and assignments required to be delivered to Purchaser at or prior to the Closing pursuant to this Agreement or the Ancillary Agreements or reasonably requested by Purchaser to convey the Transferred Assets to Purchaser or to otherwise consummate the Transactions (the documents in Sections 2.02(a)(i) and (a)(ii) above and this
Section 2.02(a)(vii), other than the Ancillary Agreements, collectively, the “Asset Conveyance Documents”) (it being understood that the Asset Conveyance Documents shall not require Seller to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement, the Ancillary Agreements or in an exhibit attached hereto or thereto); and
(viii)    duly executed counterparts of the Liability Assumption Documents to which Seller or any other member of the Seller Group is a party.
(g)    Purchaser shall deliver or cause to be delivered to Seller (unless previously delivered) the following:
(i)    payment, by wire transfer of immediately available funds to one or more accounts designated in writing by Seller, in an amount equal to (A) the Purchase Price, plus or minus, as applicable, (B) the difference between (I) the Target Net Working Capital and (II) Seller’s Net Working Capital estimate pursuant to Section 2.03(a) (the amount of the Purchase Price plus or minus, as the case may be, such estimate of adjustment under Section 2.03 being hereinafter called the “Closing Date Payment”);
(ii)    duly executed assumption agreements and other instruments of assumption providing for the assumption of the Assumed Liabilities (other than the Liabilities of the Transferred Entities);
(iii)    counterparts of Ancillary Agreements to which Purchaser or any Purchaser Designee is a party duly executed by Purchaser or the applicable Purchaser Designee;
(iv)    a duly executed certificate of the secretary or an assistant secretary of Purchaser, dated the Closing Date, in form and substance satisfactory to Seller, as to (A) the resolutions of the board of managers of Purchaser authorizing the execution and performance of this Agreement, any Ancillary Agreement and the transactions contemplated hereby and thereby, (B) the good standing of Purchaser in its jurisdiction of incorporation, and (C) incumbency and signatures of the officers of Purchaser executing this Agreement and any Ancillary Agreement;
(v)    all such other certificates and documents required to be delivered to Seller at or prior to the Closing pursuant to this Agreement or the Ancillary Agreements and all such other documents, certificates, agreements or items reasonably requested by Seller to consummate the Transactions, including the assignment to Purchaser of the Assumed Bonds Obligations (the documents in

Section 2.02(b)(ii) and this Section 2.02(b)(v), other than the Ancillary Agreements, collectively, the “Liability Assumption Documents”) (it being understood that the Liability Assumption Documents shall not, unless otherwise required by any third-party who is a party thereto, require Purchaser to make any additional representations, warranties or covenants, expressed or implied, not contained in this Agreement); and
(vi)    duly executed counterparts of the Asset Conveyance Documents to which Purchaser or any Purchaser Designee is a party.
SECTION 2.03    Post-Closing Purchase Price Adjustment.
(d)    Estimated Working Capital. At least five Business Days prior to the Closing Date, Seller shall deliver to Purchaser an estimate in writing signed by an officer of Seller (on behalf of and in the name of Seller), which sets forth Seller’s good faith Closing Net Working Capital calculation (with reasonable detail and supporting documentation) in accordance with the Applicable Accounting Principles of the adjustment to the Purchase Price under this Section 2.03.
(e)    Closing Date Statement. Within 90 days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Closing Date Statement”), setting forth the Net Working Capital of the Business as of the close of business on the Closing Date (the “Closing Net Working Capital”). Seller shall provide assistance to Purchaser in the preparation of the Closing Date Statement and shall provide Purchaser access at all times to the personnel, properties, Contracts and Records of Seller and the other members of the Seller Group (in each case, to the extent such personnel, properties, and Records relate to the Business) for such purpose.
(f)    Objections; Resolution of Disputes. The Closing Date Statement shall become final and binding upon the parties on the 30th day following delivery thereof, unless Seller gives written notice of its disagreement with the Closing Date Statement (a “Notice of Disagreement”) to Purchaser prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted, (ii) only include disagreements based on mathematical errors or based on the Closing Net Working Capital not being calculated in accordance with this Section 2.03, and (iii) be accompanied by a certificate of Seller certifying that matters specified in the Notice of Disagreement are consistent with the requirements of Section 2.03(e). If a Notice of Disagreement is received by Purchaser in a timely manner, then the Closing Date Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (A) the date Seller and Purchaser resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accounting Firm. During the 30-day period following the delivery of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, Seller and Purchaser shall submit to the Accounting Firm for arbitration any and all matters that remain in dispute and were properly included in the Notice of Disagreement and each party’s work papers related thereto. Seller and Purchaser shall use commercially reasonable efforts to cause the Accounting Firm to render a decision resolving the matters submitted to the Accounting Firm within 30 days of receipt of the submission. Neither Seller nor Purchaser shall have any ex parte communications with the Accounting Firm without the prior written consent of the other party. The determination of the Accounting Firm shall be final and binding on the parties and judgment may be entered upon such determination in any court having jurisdiction over the party against which such determination is to be enforced. The cost of any arbitration (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 2.03 shall be borne by Purchaser and Seller in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted. Other than the fees and expenses referred to in the immediately preceding sentence, the fees and disbursements of Seller’s independent auditors shall be borne by Seller and the fees and disbursements of Purchaser’s independent auditors shall be borne by Purchaser.
(g)    Adjustment Payment. If the Closing Net Working Capital exceeds the Target Net Working Capital, the Purchase Price shall be increased by the amount by which Closing Net Working Capital exceeds the Target Net Working Capital, and if the Closing Net Working Capital is less than the Target Net Working Capital, the Purchase Price shall be decreased by the amount by which Closing Net Working Capital is less than the Target Net Working Capital. The Purchase Price as so increased or decreased under this Section 2.03(d) shall hereinafter be referred to as the “Adjusted Purchase Price.” If the Closing Date Payment is less than the Adjusted Purchase Price, Purchaser shall, and if the Closing Date Payment is more than the Adjusted Purchase Price, Seller shall, in each case within 10 Business Days after the Closing Date Statement becomes final and binding on the parties, make payment to the other party in an amount equal to the difference between the Closing Date Payment and the Adjusted Purchase Price by wire transfer in immediately available funds to one or more accounts designated in writing at least two Business Days prior to such payment by the party entitled to receive such payment, plus interest thereon at a rate of interest equal to six percent per annum, calculated on the basis of the actual number of days elapsed divided by 365, from the Closing Date to the date of payment.
(h)    Certain Definitions. The term “Net Working Capital” means (A) the sum of trade accounts receivable (net of reserves), inventory (net of reserves) and pre-paid expenses (including sales, use and property Taxes but excluding Income Taxes), in each case to the extent such item constitutes a Transferred Asset, minus (B) the sum of trade accounts payable, accrued payroll (including accrued but unused vacation leave) and accrued current liabilities (including sales, use and property Taxes but excluding Income Taxes), in each case to the extent such item constitutes an Assumed Liability, calculated (1) using the methods, policies, principles and methodologies set forth in Section 2.03(e)

of the Seller Disclosure Letter, whether or not doing so is in accordance with (x) the methods, policies, principles and methodologies as were used by Seller in the preparation of the Business Financial Statements or (y) GAAP, and (2) otherwise, calculated in accordance with GAAP applied in a manner consistent with Seller’s historical methods, policies, principles and methodologies, excluding any effects of the Transactions. The foregoing principles are referred to in this Agreement as the “Applicable Accounting Principles.” The Closing Net Working Capital is to be calculated as of close of business on the Closing Date in accordance with the Applicable Accounting Principles. The Closing Net Working Capital shall include any items for amounts with respect to sales, use and property Taxes (whether deferred, accrued or current) but, as described above, shall exclude any items for amounts with respect to Income Taxes (whether deferred, accrued or current). The scope of the disputes with respect to Closing Net Working Capital to be resolved by the Accounting Firm as provided in Section 2.03(c) shall be solely limited to whether such calculation was determined in accordance with the Applicable Accounting Principles, and whether there were mathematical errors in the calculation of Closing Net Working Capital in the Closing Date Statement. Without limiting the generality of the foregoing, no determination of the Accounting Firm shall be conclusive as to the determination of the accuracy of any representation or warranty in this Agreement or as to compliance by Seller or Purchaser with any of its covenants in this Agreement (other than (A) whether the Closing Date Statement calculation of Closing Net Working Capital was done in accordance with the Applicable Accounting Principles and (B) whether there were any mathematical errors in the calculation of Closing Net Working Capital in the Closing Date Statement).
(i)    Post-Closing Books and Records. Following the Closing until the finalization of Closing Net Working Capital, Purchaser shall not take any actions with respect to the accounting Records of the Business on which the Closing Date Statement is to be based that would affect the Closing Date Statement. During the period of time from and after the Closing Date through the resolution of any adjustment to the Purchase Price contemplated by this Section 2.03, Purchaser shall afford to Seller and any accountants and counsel retained by Seller in connection with any adjustment to the Purchase Price contemplated by this Section 2.03 reasonable access during normal business hours to all the personnel, properties, Contracts and Records of Purchaser, its affiliates and the Business relevant to the adjustment contemplated by this Section 2.03.
(j)    Adjustments. All payments required pursuant to this Section 2.03 will be deemed to be adjustments for Tax purposes to the Purchase Price, to the extent permitted by applicable Law.
SECTION 2.04    Withholding. If pursuant to the sale of any Real Property Seller fails to deliver to Purchaser at least five Business Days prior to the Closing Date reasonably appropriate documentation as required for relief from Tax withholding under applicable Law, then, notwithstanding anything to the contrary herein, Purchaser shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, such amounts as Purchaser or its affiliates are required to deduct and withhold with respect to any such deliveries and payments under applicable Law and as agreed to by Purchaser and Seller. To the extent that amounts are so withheld, they shall be treated for all purposes of this Agreement as having been delivered and paid to such Person in respect of which such deduction and withholding was made.
SECTION 2.05    Del-Tin Adjustment. In the event the Del-Tin Assets are not included in the Transferred Assets at Closing pursuant to Section 6.16, the Purchase Price shall be reduced by an amount equal to $40,000,000 (the “Del-Tin Purchase Price”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PURCHASER
As of the date hereof and (unless otherwise stated in this Article III) as of the Closing Date, Purchaser represents and warrants to Seller that:
SECTION 3.01    Organization, Standing and Power. Purchaser is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has full power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties, assets and rights and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals, the lack of which would not reasonably be expected to have a Purchaser Material Adverse Effect.
SECTION 3.02    Authority; Execution and Delivery; Enforceability.
(k)    Purchaser has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution, delivery and performance by Purchaser of each Transaction Document to which it is or is contemplated to be a party and the consummation by Purchaser of the Transactions have been duly authorized by all requisite corporate action on the part of Purchaser. Purchaser has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Purchaser in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). At or prior to the Closing, Purchaser will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).
(l)    The board of managers of Purchaser, pursuant to a valid written consent, duly adopted resolutions approving the entry into of this Agreement and the other

Transaction Documents to which Purchaser or any subsidiary of Purchaser is or is contemplated to be a party, the Acquisition and the other Transactions. No vote or consent of the holders of any class or series of Purchaser capital stock is necessary to consummate any of the Transactions.
SECTION 3.03    No Conflicts; Governmental Approvals.
(a)    The execution and delivery by Purchaser of each Transaction Document to which it is a party do not, the execution and delivery by Purchaser of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any of its subsidiaries under, any provision of (i) the certificate of formation and the limited liability company agreement (or comparable charter or organizational documents) of Purchaser or any of its subsidiaries, (ii) any Contract to which Purchaser or any of its affiliates is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings, consents and other matters referred to in
Section 3.03(b), any Judgment, statute, law (including common law), ordinance, rule or regulation (“Law”) applicable to Purchaser or any of its affiliates or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that would not reasonably be expected to have a Purchaser Material Adverse Effect.
(b)    No consent, notice, approval, license, permit, order or authorization (“Governmental Approval”) of, or registration, declaration or filing with, or permit from, any federal, state, provincial, territorial, local or foreign government, any political subdivision thereof, or any court of competent jurisdiction, administrative or regulatory agency, copyright, patent or trademark office, department, body or commission or other governmental or quasi-governmental authority, body or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the ownership of Purchaser or any of its affiliates in connection with the Transactions, the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) authorization or exemption, as the case may be, from the STB in order for Purchaser to acquire the stock of TSE and control and operate the Rail Facilities subsequent to Closing, (ii) compliance with and filings and notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Review Laws, (iii) those that may be required solely by reason of the participation of Seller or any other member of the Seller Group (as opposed to any third party) in the Acquisition and the other Transactions, (iv) those Governmental Approvals, registrations, filings and Permits required in connection with the assignment of the Assumed Bonds Obligations and (v) such other Governmental Approvals, registrations, declarations, filings or permits the failure to obtain or make which would not reasonably be expected to have a Purchaser Material Adverse Effect.
SECTION 3.04    Sufficiency of Funds. Purchaser has, and at the Closing will have, sources of available funds sufficient to satisfy, no later than the date they become due, all of its obligations under this Agreement and to consummate the Transactions. Purchaser has sufficient financial resources to operate the Business after the Closing.
SECTION 3.05    Going Concern. Purchaser intends to use the Transferred Assets as part of a viable, ongoing business engaged in producing, distributing and selling building products.
SECTION 3.06    Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its affiliates that would reasonably be expected to adversely affect Purchaser’s performance under this Agreement or the ability of Purchaser to consummate the Transactions.
SECTION 3.07    Finders’ Fees. Neither Purchaser nor any of its affiliates or representatives has entered into any agreement or understanding that will result in any obligation of Seller, any other member of the Seller Group or any of their affiliates to pay any finder’s fee, brokerage commission or similar payment in connection with the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
As of the date hereof and (unless otherwise stated in this Article IV) as of the Closing Date, Seller represents and warrants to Purchaser that, except as disclosed (in the manner contemplated in Section 11.04), in the letter, dated as of the date of this Agreement, from Seller to Purchaser (the “Seller Disclosure Letter”):
SECTION 4.01    Organization, Standing and Power; Capital Structure of the Transferred Entities.
(m)    Each of Seller and the Transferred Entities is duly organized, validly existing and in good standing (or its equivalent status) under the Laws of the jurisdiction in which it is organized and has full power and authority, and the Seller Group possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties, assets and rights which constitute Business Assets and to conduct the Business in all material respects as presently conducted. Each of Seller and the Transferred Entities is duly qualified to do business (including registration as a foreign entity, as applicable) in each jurisdiction where the nature of the Business or the ownership or leasing of the Business Assets makes such qualification necessary, except where the failure to so qualify would not reasonably be expected to have a Business Material Adverse Effect. Seller has delivered to Purchaser true and complete copies of the Transferred Entities’ organizational documents, as amended up to and including the date of this Agreement.

(n)    As of the date of this Agreement, (i) TSE and El Morro are wholly-owned subsidiaries of TIN and (ii) TIN is a wholly owned subsidiary of Temple-Inland and
(iii) Temple-Inland is a wholly owned subsidiary of Seller. All the Transferred Equity Interests have been duly authorized, validly issued and (to the extent representing capital stock) are fully paid and non-assessable. Subject to Section 6.05(c), at the Closing, Seller will cause to be transferred and delivered to Purchaser good and valid title to the Transferred Equity Interests, free and clear of all Liens other than the Permitted Liens. El Morro (i) is, and at all times has been, a passive holding company, (ii) other than the Hope Bonds, has not had, and does not have, any Liabilities or commitments (actual or contingent, present or future), (iii) other than the nominal shares of the El Morro Subsidiaries which were divested in 2012 and the Hope Bonds, has not had and does not own have any assets, and (iv) has never had, and does not have, any employees.
SECTION 4.02    Authority; Execution and Delivery; Enforceability.
(c)    Seller has the corporate power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution, delivery and performance by Seller of each Transaction Document to which it is or is contemplated to be a party and the consummation by Seller of the Transactions have been duly and validly authorized by all requisite corporate action on the part of Seller. Seller has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Seller in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). At or prior to the Closing, Seller will have duly executed and delivered each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies).
(d)    The board of directors of Seller, at a meeting duly called and held, duly adopted resolutions approving the entry into of this Agreement and the other Transaction Documents to which Seller is or is contemplated to be a party, the Acquisition and the other Transactions. No vote or consent of the holders of any class or series of capital stock of Seller is necessary to consummate the Transactions.
SECTION 4.03    No Conflicts; Governmental Approvals.
(a)    Except as set forth in Section 4.03(a) of the Seller Disclosure Letter, the execution and delivery by Seller of each Transaction Document to which it is a party do not, the execution and delivery by Seller of each Transaction Document to which it is contemplated to be a party will not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the Transferred Equity Interests or upon any of the Business Assets, Assumed Liabilities or the Business under, any provision of (i) the articles of incorporation or the bylaws (or comparable charter or organizational documents) of Seller, any other member of the Seller Group or any Transferred Entity, (ii) any material Transferred Contract or any other material Contract to which Seller or any other member of the Seller Group is a party or by which any of their respective properties or assets is bound, or (iii) subject to the filings, consents and other matters referred to in Section 4.03(b), any material Judgment or Law applicable to Seller or any other member of the Seller Group, the Business, the Transferred Equity Interests or the Business Assets.
(b)    No Governmental Approval of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Seller or any other member of the Seller Group in connection with the execution, delivery and performance of any Transaction Document to which Seller is a party or the consummation of the Transactions, other than (i) authorizations, consents or exemptions, as the case may be, from the STB and any other applicable Governmental Entity in order for Purchaser to acquire the stock of TSE and acquire and operate the Rail Facilities and other assets of TSE, and exercise rights under the other agreements contemplated by this Agreement, as applicable, (ii) compliance with and filings and notifications under the HSR Act and any other Review Laws, (iii) those that may be required solely by reason of the participation of Purchaser or any subsidiary of Purchaser (as opposed to any third party) in the Acquisition and the other Transactions, (iv) compliance with and filings by Seller with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (v) those Governmental Approvals, registrations, filings and permits required in connection with the assignment of the Assumed Bonds Obligations, and (vi) such other Governmental Approvals, registrations, declarations, filings or permits (A) set forth in Section 4.03(b) of the Seller Disclosure Letter or (B) the failure to obtain or make which would not reasonably be expected to interfere with Seller’s ability to consummate the Transactions or materially affect the operations of the Business.
SECTION 4.04    Financial Statements. Section 4.04 of the Seller Disclosure Letter sets forth (a) certain audited financial statements of the Business (the “Audited Financial Statements”) and (b) certain unaudited financial statements of the Business, without notes (the “Interim Financial Statements;” and together with the Audited Financial Statements, collectively, the “Business Financial Statements”). Except as disclosed in the Business Financial Statements or in Section 4.04 of the Seller Disclosure Letter, the Business Financial Statements (x) fairly present, in all material respects, the financial position of the Business and the results of its operations and its cash flows as of the dates thereof and for the periods covered thereby, (y) have been prepared in accordance with GAAP, consistently applied during the periods involved, and (z) have been prepared from the Records of the Business and the Seller Group. Seller maintains accurate Records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP.
SECTION 4.05    No Undisclosed Liabilities. To the knowledge of Seller, neither Seller nor any other member of the Seller Group has any Liabilities related to the Business that are not reflected or provided for in the most recent balance sheet included in the Business Financial Statements except for (a) the Permitted Liens, (b) Liabilities incurred since the date of such balance sheet in the ordinary course of business consistent with past practice and (c) Liabilities disclosed in Section 4.05 of the Seller Disclosure Letter.
SECTION 4.06    Absence of Certain Changes or Events. Except as set forth in Section 4.06 of the Seller Disclosure Letter, during the period from September 30, 2012 through the date of this Agreement, (a) the Business has been conducted only in the ordinary course consistent with past practice, (b) there has not been any Effect or Effects that, individually or in the aggregate, has had or would reasonably be expected to have a Business Material Adverse Effect, (c) there has not been (i) any damage, destruction, loss or casualty to property or assets of the Business including the Business Assets, which damage, destruction, loss or casualty has a value in excess of $6,500,000, whether or not covered by insurance or (ii) any failure of equipment included in the Business Assets (other than ordinary wear and tear) which failure costs in excess of $6,500,000, whether or not covered by insurance, and (d) there has not been any action by Seller or any other member of the Seller Group with respect to the Business that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a breach of Section 5.01.
SECTION 4.07    Taxes.
(a)    With respect to the Business Assets and the Business (but excluding Del-Tin), for all periods through and including the Closing Date, (i) Seller has (A) duly and timely filed each material Tax Return required to be filed (taking into account extensions), and all such Tax Returns were true, complete and correct in all material respects, (B) timely paid all material Taxes other than Taxes being contested in good faith and which have been properly reserved for, (C) to the knowledge of Seller, collected and remitted all material sales and use Taxes to the appropriate Taxing Authority or has obtained, in good faith, any applicable sales or use Tax exemption certificates, (D) to the knowledge of Seller, complied in all material respects with all legal requirements relating to the withholding and payment of Taxes, including Taxes required to be withheld and paid with respect to amounts owed by the Business (excluding the Transferred Entities) to any employee, creditor, independent contractor or other third party and (E) to the knowledge of Seller, duly and timely filed each material report, return, document, declaration or other filing required to be supplied to any Governmental Entity with respect to any abandoned or unclaimed property and, all such filings were true, complete and correct in all material respects and amounts owed as shown on such filings were timely remitted to the appropriate Governmental Entity, (ii) no deficiencies for material Taxes or other assessments relating to Taxes have been proposed or assessed, (iii) to the knowledge of Seller, no written claim has been made by a Taxing Authority in a jurisdiction in which the Seller or the Seller Group does not file a Tax Return such that the Business Assets or the Business is or may be subject to material taxation by that jurisdiction, and (iv) no material Lien for Taxes exists, is pending or, to the knowledge of Seller, is threatened due to a failure to pay any Tax, and no outstanding claims for material Taxes have been asserted in writing.
(b)    For all periods through and including the Closing Date, (i) each material Tax Return required to be filed (taking into account extensions) by or on behalf of or including the Transferred Entities has been duly and timely filed, and all such Tax Returns were true, complete and correct in all material respects, (ii) all material Taxes owed by the Transferred Entities have been timely paid, other than Taxes being contested in good faith and which have been properly reserved for, and (iii) to the knowledge of Seller, the Transferred Entities have complied in all material respects with all legal requirements relating to the withholding and payment of Taxes, including Taxes required to be withheld and paid with respect to amounts owed to any employee, creditor, independent contractor or other third party, (iv) no deficiencies for material Taxes of the Transferred Entities or other assessments relating to Taxes of the Transferred Entities have been proposed or assessed, (v) to the knowledge of Seller, no written claim has been made by a Taxing Authority in a jurisdiction in which any of the Transferred Entities does not file a Tax Return such that any of them is or may be subject to material taxation by that jurisdiction, (vi) no Transferred Entity has engaged in a “listed transaction,” as defined in Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(b)(2), or any transaction requiring disclosure under any comparable or similar Law, (vii) no Lien for material Taxes exists or is pending or, to the knowledge of Seller, threatened against the Transferred Entities due to a failure to pay any Tax, and no outstanding claims for material Taxes have been asserted in writing and (viii) no Transferred Entity has ever been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in or intended to be governed by Section 355 of the Code (A) within the two-year period ending as of the date of this Agreement, or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.
(c)    Except as set forth in Section 4.07(c) of the Seller Disclosure Letter and to the knowledge of Seller, no material Taxes with respect to the Business Assets, the Business (but excluding Del-Tin) or the Transferred Entities are currently under audit, examination or investigation by any Taxing Authority or the subject of any ongoing judicial or administrative proceeding, contest or litigation. To the knowledge of Seller, no Taxing Authority has asserted or threatened in writing to assert any deficiency, claim or issue with respect to material Taxes or any adjustment to material Taxes with respect to the Business Assets, the Business or the Transferred Entities with respect to any taxable period for which the period of assessment or collection remains open, and no extension or waiver of any period of assessment or collection that remains open has been executed by or on behalf of the Transferred Entities. None of the Transferred Entities (i) has any actual liability under Treasury Regulations Section 1.1502-6 or any similar Law as a transferee or successor, as a result of any contractual obligation, or otherwise for any Taxes of any other Person, or (ii) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date, as a result of any (A) change in method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date, including under Section 481(a) of the Code or any comparable or similar Law, (B) installment sale or other open transaction disposition made on or prior to the Closing Date, (C) prepaid amount received on or prior to the Closing Date, (D) closing agreement described in Section 7121 of the Code or any comparable or similar Law executed on or prior to the Closing Date, (E) intercompany transaction or excess loss account described in Treasury Regulations Section 1.1502 (or any comparable or similar Law) or (F) indebtedness discharged in connection with any election under Section 108(i) of the Code. To the knowledge of Seller, the transactions contemplated by this Agreement will not terminate any Tax incentive, holiday or abatement.
(d)    Notwithstanding any provisions to the contrary contained herein, this Section 4.07 and Section 4.08 constitute the sole and exclusive representations with respect to Taxes.
SECTION 4.08    Employee Benefits; ERISA Compliance.
(a)    Section 4.08(a) of the Seller Disclosure Letter contains a true, complete and correct list of each “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Pension Plans”), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (“Welfare Plans”) (whether or not such Pension Plans or Welfare Plans are subject to ERISA) and all other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock or other equity ownership, stock or other equity purchase, stock or other equity appreciation, restricted stock or other equity, stock or other equity repurchase rights, stock or other equity option, phantom stock, other equity-based, performance, retirement, vacation, severance or other plan, arrangement or understanding maintained, contributed to or required to be maintained or contributed to by Seller or any other member of the Seller Group, providing benefits to any current or former Business Employee and/or employee of the Transferred Entities (collectively, “Business Benefit Plans”); provided, however, that Business Benefit Plans mandated by applicable Law are not required to be listed. Section 4.08(a) of the Seller Disclosure Letter contains a list of each employment, consulting, indemnification, severance, termination, change in control, retention, bonus, salary continuation, non-compete, non-solicitation or similar agreement or arrangement respecting the terms and conditions of employment or payment of compensation, or of a relationship between Seller or any other member of the Seller

Group, on the one hand, and any individual current or former Business Employee, or engaged primarily in the Business, on the other hand, for which Seller or any other member of the Seller Group has any obligation (collectively, “Business Benefit Agreements”): Seller has delivered or made available to Purchaser true, complete and correct copies of each Business Benefit Plan and each Business Benefit Agreement required to be listed in Section 4.08(a) of the Seller Disclosure Letter.
(b)    Each Business Benefit Plan intended to be qualified under Section 401(a) of the Code, and the trust forming a part thereof, has received a favorable determination letter from the IRS, and, to the knowledge of Seller, nothing has occurred since the date of such determination letter that could adversely affect such qualification. All contributions required to have been made by Seller and any Person that would be or, over the past six years, would have been treated as a single employer with Seller for purposes of Section 414(b), (c), (m) or (o) of the Code (an “ERISA affiliate”) to each Business Benefit Plan under the terms of such plan or pursuant to any applicable collective bargaining agreement or applicable Law have been made within the time prescribed by such Business Benefit Plan and applicable Law. Each Business Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws.
(c)    None of Seller or any ERISA affiliate has incurred any material Controlled Group Liability. For purposes of this Agreement, “Controlled Group Liability” means any and all Liabilities (i) under Title IV of ERISA, other than for payment of premiums to the Pension Benefit Guaranty Corporation, (ii) under Section 302 or 4068(a) of ERISA, (iii) under Section 412(n) or 4971 of the Code, and
(iv) for violation of the continuation coverage requirements of Sections 601 et seq. of ERISA and Section 4980B of the Code or the group health requirements of Sections 9801 et seq. of the Code and Sections 701 et seq. of ERISA. No asset or property of Seller or any ERISA affiliate is or may be subject to any Lien arising under Section 430(k) of the Code or Section 303(k) of ERISA.
(d)    Section 4.08(d) of the Seller Disclosure Letter contains a list of each Multiemployer Plan to which Seller contributes with respect to the Business and the Transferred Employees. Seller has not incurred a “complete withdrawal” or a “partial withdrawal” (as such terms are defined in Sections 4203 and 4205, respectively, of ERISA) since the effective date of such Sections 4203 and 4205 with respect to any such Multiemployer Plan for which any Liability remains outstanding and the Transactions will not result in such a “complete withdrawal” or “partial withdrawal” with respect to any Multiemployer Plan. Del-Tin has no obligation to contribute to any Multiemployer Plan.
SECTION 4.09    Litigation. Except as set forth in Section 4.09 of the Seller Disclosure Letter, there is no Action pending or, to the knowledge of Seller, threatened against or affecting Seller or any other member of the Seller Group that relates to the Business, the Transferred Equity Interests or the Business Assets other than Actions claiming monetary Liabilities less than $300,000 individually or related or similar Actions claiming monetary Liabilities less than $1,000,000 in the aggregate, nor is there any Judgment outstanding against

Seller or any other member of the Seller Group that relates to the Business, the Transferred Equity Interests or the Business Assets. This Section 4.09 does not relate to environmental matters, which are the subject of Section 4.11, or Intellectual Property or Technology matters, which are the subject of Section 4.13.
SECTION 4.10    Compliance with Applicable Laws. Except as set forth in Section 4.10 of the Seller Disclosure Letter:
(a)    With respect to the Business and the Business Assets only, since the IP Ownership Date, and to the knowledge of Seller for the two years preceding the IP Ownership Date, (i) Seller and all other members of the Seller Group are, and have been in compliance, in all material respects, with all applicable Laws, including with all Laws related to (y) labeling, warning and other requirements of the Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as California Proposition 65, and (z) labeling, warning and other requirements of CARB II, and (ii) neither Seller nor any other member of the Seller Group has received any communication from a Governmental Entity that alleges that Seller or any other member of the Seller Group is not in compliance in any material respect with any applicable Law. With respect to the Business and the Business Assets, Seller and the other members of the Seller Group
(x) are not currently under any Contract with any Governmental Entity and (y) are not debarred or suspended from doing business with any Governmental Entity.
(b)    Since the IP Ownership Date, neither Seller nor any other member of the Seller Group, nor any of their directors, officers, employees, or agents has taken any action that would cause the Business to be in violation of the United Stated Foreign Corrupt Practices Act of 1977, the rules and regulations promulgated thereunder (the “FCPA”) or any other anti-corruption Law applicable in any jurisdiction in which the Business conducts business. No Action, request for information, or subpoena is currently pending or, to the knowledge of Seller, threatened concerning any actual, alleged, or suspected violation of the FCPA, or of any other applicable anti-corruption Law, that involves the Business, the Business Employees, the Business Assets or any activities or operations of the Business. To the knowledge of Seller, no due diligence review of TIN or its subsidiaries by Seller or any of its affiliates prior to the IP Ownership Date revealed any violation of the FCPA or of any other applicable anti-corruption Law involving the Business, the Business Employees, the Business Assets or any activities or operations of the Business.
(c)    Seller and the other members of the Seller Group are, and since the IP Ownership Date, have been, with respect to the Business, in compliance in all material respects with all Laws governing the export, re-export, import, sale, purchase, and any other provision of goods and services (“Trade”) in the jurisdictions in which the Business operates, including but not limited to the Laws of the U.S. governing embargoes, sanctions, and boycotts, the Arms Export Controls Act (22 U.S.C. 2778), the International Emergency Economic Powers Act (50 U.S.C. 1701 et seq.), the Export Administration Act of 1979 (50 U.S.C. app. 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.), the Export Administration Regulations

(15 C.F.R. 730 et. seq.), the Foreign Trade Regulations (15 C.F.R. Part 30) and all rules, regulations and executive orders relating to any of the foregoing, the Laws administered by the Office of Foreign Assets Controls of the U.S. Department of the Treasury, the Laws administered by U.S. Customs and Border Protection, and the Laws administered by the Bureau of Alcohol, Tobacco, Firearms, and Explosives of the U.S. Department of Treasury (collectively, “Export Control Laws”). No Action, request for information, or subpoena is currently pending or, to the knowledge of Seller, threatened concerning or relating to violations of the Export Control Law by the Business. Seller and the other members of the Seller Group have not filed, and presently do not have a known basis to submit, any disclosures to any U.S. or foreign government or government agency, including without limitation, prior or voluntary disclosures concerning or relating to violations of applicable Laws involving or related to Trade, including, without limitation, Export Control Laws by the Business. Seller and the other members of the Seller Group have not undergone since the IP Ownership Date, and are not currently undergoing, an audit related to compliance with respect to any Export Control Laws. Additionally, neither Seller nor the other members of the Seller Group are currently, or have been since the IP Ownership Date, named by a U.S. government agency as a “Denied Party,” “Restricted Party,” or “Specially Designated National,” as the terms are commonly used in the U.S. export field, or had their ability to conduct Trades restricted by a U.S. government agency.
(d)    The cogeneration facility at the Pineland Mill is used for the Pineland Mill’s own internal electrical energy supply and no electrical energy has been sold to any third party, including any Governmental Entity or utility company.
(e)    This Section 4.10 does not relate to matters with respect to compliance with ERISA, which are the subject of Section 4.08, or environmental matters, which are the subject of Section 4.11.
SECTION 4.11    Environmental Matters.
(a)    Except as set forth in Section 4.11(a) of the Seller Disclosure Letter:
(iii)    with respect to the Business and the Business Assets, Seller and its subsidiaries are, and during the past five years have been, in compliance in all material respects with all Environmental Laws. Since the IP Ownership Date, neither Seller nor any other member of the Seller Group has received any written notice (the substance of which has not been materially resolved) that alleges that the Business or any of the Business Assets is in material violation of, or has material Liability under, any Environmental Law;
(iv)    to the knowledge of Seller and solely with respect to the Business, (A) Seller and the other members of the Seller Group have obtained and are in compliance in all material respects with all Permits pursuant to Environmental Laws necessary for the Business as currently conducted and the use of the Business Assets (collectively, “Environmental Permits”), (B) all such

Environmental Permits are valid and in good standing, (C) neither Seller nor any other member of the Seller Group has been advised by any Governmental Entity of any materially adverse actual or potential change in the status or terms and conditions of any such Environmental Permit, (D) Seller and the other members of the Seller Group have made all filings required by such Environmental Permits, including without limitation, the timely application for renewal of those permits, and any other filing required by applicable Environmental Laws, and (E) the Business Assets, including the facilities and production equipment (including any environmental monitoring or emission control equipment), are in such condition so as to ensure compliance in all material respects with Environmental Laws and Permits while operating at the maximum production rates allowed by such Environmental Permits;
(v)    as of the date of this Agreement and the Closing Date, there are no Actions pursuant to any Environmental Law (“Environmental Proceedings”) pending or, to the knowledge of Seller, threatened against or affecting Seller or any other member of the Seller Group relating to the Business or the Business Assets;
(vi)    as of the date of this Agreement and the Closing Date and solely with respect to the Business, to the knowledge of Seller, there have been no Releases of any Hazardous Material by the Business or at, on, under or from the Business Real Property that have formed or could form the basis of any Environmental Proceeding against Seller or any other member of the Seller Group or that have formed or could form the basis of any investigation or remediation pursuant to Environmental Laws by Seller or any other member of the Seller Group; and
(vii)    as of the date of this Agreement and the Closing Date and solely with respect to the Business, to the knowledge of Seller, neither Seller nor any other member of the Seller Group has assumed, either contractually or by operation of Law, any material Liabilities that have formed or could form the basis of any Environmental Proceeding against Seller or any other member of the Seller Group or that have formed or could form the basis of any investigation or remediation pursuant to Environmental Laws by Seller or any other member of the Seller Group, in each case relating to the Business or the Business Assets, including locations not owned or controlled by Seller or other members of the Seller Group.
(b)    Seller has provided Purchaser with copies of the Phase I environmental site assessments identified in Section 4.11(b) of the Seller Disclosure Letter.
(c)    Seller and the other members of the Seller Group have furnished to Purchaser true, complete and correct copies of all environmental audits, assessments, data and reports (including emissions data) and all other documents materially bearing on Environmental Liabilities that have been conducted or prepared since the IP Ownership

Date solely with respect to the Business which are in their possession or under their reasonable control. Since the IP Ownership Date, Seller and the other members of the Seller Group have conducted and completed all testing and other evaluations required to be completed under any Environmental Laws with respect to the Business and the Business Assets.
(d)    Notwithstanding any provision to the contrary, the representations and warranties in this Section 4.11 (and Section 4.17) constitute the sole representations and warranties by Seller with respect to environmental matters.
SECTION 4.12    Real Property; Other Assets.
(a)    Section 1.02(a)(i)(A) of the Seller Disclosure Letter lists all parcels of Real Property that are owned by Seller or any other member of the Seller Group and that are used or held for use exclusively in the Business, by the address by which it is commonly known or its tax block and lot number or other description (together with the interests of Seller or such other member of the Seller Group in any structures or improvements thereon and easements or other similar rights appurtenant thereto, the “Owned Real Property”). Section 4.12(a) of the Seller Disclosure Letter lists all parcels of Real Property that are owned by the Transferred Entities (other than any Excluded Assets), by the address by which it is commonly known or its tax block and lot number or other description; provided, however, Sections 1.02(a)(i)(A) and 4.12(a) of the Seller Disclosure Letter are limited to parcels of Real Property and are not required to list or describe any mineral rights and interests, gypsum reserves, easements, restrictive covenant rights, declarant rights, land use approvals, impact fee credits, development rights and rights of way pertaining thereto or accruing to the benefit thereof or any other appurtenances or real property rights pertaining thereto.
(b)    Section 1.02(a)(i)(B) of the Seller Disclosure Letter lists all parcels of Real Property in which Seller or any other member of the Seller Group holds a leasehold interest as lessee or sublessee and that is used or held for use exclusively in the Business (together with the interests of Seller or such other member of the Seller Group in any structures or improvements thereon and easements or other similar rights appurtenant thereto, the “Leased Real Property”). Section 4.12(b) of the Seller Disclosure Letter lists all parcels of Real Property in which a Transferred Entity holds a leasehold interest as lessee or sublessee (other than Excluded Assets); provided, however, that Sections 1.02(a)(i)(B) and 4.12(b) of the Seller Disclosure Letter are limited to parcels of Real Property and are not required to list or describe any mineral rights and interests, gypsum reserves, easements, restrictive covenant rights, declarant rights, land use approvals, impact fee credits, development rights and rights of way pertaining thereto or accruing to the benefit thereof or any other appurtenances or real property rights pertaining thereto. Seller has made available to Purchaser a true and complete copy of each lease agreement under which the Leased Real Property and the leased Real Property required to be listed on Section 4.12(b) of the Seller Disclosure Letter is held. Except as set forth in Section 4.12(b) of the Seller Disclosure Letter, each such lease agreement is valid, binding and in full force and effect in all material respects (except to the extent any of them expires in accordance with its terms), and there is no material default under any such lease agreement by Seller, any other member of the Seller Group, any Transferred Entity or, to the knowledge of Seller, by any other party thereto.
(c)    Seller or another applicable member of the Seller Group, or a Transferred Entity has (i) fee simple title to the Owned Real Property, the Rome Real Property and the Real Property required to be listed on Section 4.12(a) of the Seller Disclosure Letter, (ii) leasehold interests in the Leased Real Property and the leased real property required to be listed on Section 4.12(b) of the Seller Disclosure Letter, and (iii) other than with respect to Intellectual Property (which is the subject of Section 4.13), title to all other material Business Assets, in each case, free of any Liens, except for Permitted Liens and with respect to Owned Real Property, the Rome Real Property and the Real Property required to be listed on Section 4.12(a) of the Seller Disclosure Letter, monetary Liens that will be discharged at or prior to the Closing except as otherwise provided in Section 6.04(f).
(d)    Section 4.12(d) of the Seller Disclosure Letter lists all leases with respect to any Bond Leased Property.
(e)    Except as set forth in Section 4.12(e) of the Seller Disclosure Letter and other than Permitted Liens, the Business Real Property is in compliance with all conditions, covenants, restrictions, building codes, zoning ordinances and Laws applicable to each such Business Real Property, except for those matters that would not reasonably be expected to interfere in any material respect with the present use, operation or occupancy thereof.
(f)    Except as set forth on Section 4.12(f) of the Seller Disclosure Letter or for the Permitted Liens, Seller has not received any written notice that the whole or any portion of the Owned Real Property or the Real Property required to be listed on
Section 4.12(a) of the Seller Disclosure Letter is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefor.
(g)    Except as provided for in the Title Policies, Permitted Liens and the Ancillary Agreements and solely as it applies to the Rome Real Property and the Diboll Real Property, neither Seller nor Purchaser will be required to grant any easement or right-of-way to the other party or any other third party solely as a result of the Transactions in order for the Business to operate in the ordinary course of business, consistent with past practice.
SECTION 4.13    Intellectual Property.
(a)    Section 4.13(a) of the Seller Disclosure Letter sets forth the Transferred Intellectual Property that is registered or subject to an application for registration and that, in each case, is material to the Business. Except for the Intellectual Property and Technology (collectively, the “Intellectual Property Rights”) that is the subject of claims set forth in Section 4.13(b) of the Seller Disclosure Letter (to the extent of such claims), the Transferred Intellectual Property and Transferred Technology that are material to the Business as conducted since the IP Ownership Date will be, to the extent owned by or licensed to Seller or any other member of the Seller Group immediately prior to the Closing, owned by, licensed to or sublicensed to Purchaser or the Transferred Entities after giving effect to the Patent License Agreement and the other Transactions and will be free of any Liens other than (i) Permitted Liens and (ii) Liens created by the Patent License Agreement. Except for the Intellectual Property Rights that are the subject of claims set forth in Section 4.13(b) of the Seller Disclosure Letter (to the extent of such claims), as of the date of this Agreement Seller or another member of the Seller Group is the sole and exclusive owner of, and has valid title to, the Transferred Intellectual Property and, to the knowledge of Seller, the Transferred Technology (collectively, the “Seller Intellectual Property Rights”).
(b)    Except as set forth in Section 4.13(b) of the Seller Disclosure Letter, no Actions are pending or, to the knowledge of Seller, threatened against Seller or any other member of the Seller Group by any Person (i) claiming that Seller or any other member of the Seller Group has infringed or misappropriated any material Intellectual Property Right in the Business or (ii) challenging the validity, ownership, patentability, enforceability, registrability or use by Seller or any other member of the Seller Group of any material Seller Intellectual Property Right. Except as set forth in Section 4.13(b) of the Seller Disclosure Letter and except for those matters that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Business, to the knowledge of Seller, no Person is infringing or misappropriating the rights of Seller or any other member of the Seller Group with respect to any Seller Intellectual Property Right. As of the date of this Agreement, there are no cancellations, oppositions, interferences, re-examinations or other contested proceedings, either pending or, to the knowledge of Seller, threatened in the United States Copyright Office, the United States Patent and Trademark Office, or any Governmental Entity relating to any Transferred Intellectual Property or Transferred Technology. No Transferred Intellectual Property or Transferred Technology is subject to any outstanding Judgment, consent, settlement, agreement or stipulation restricting in any manner the use, transfer or licensing thereof by the Business.
(c)    With respect to the Transferred Intellectual Property, all due and owed maintenance and renewal fees and renewal filings with respect to each registration, issuance and application have been paid or filed, as the case may be, except for failures to pay or file that would not reasonably be expected to have a Business Material Adverse Effect.
(d)    To the knowledge of Seller, none of the Transferred Intellectual Property or Transferred Technology that is material to the Business has been or is being used by Seller or any other member of the Seller Group in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Transferred Intellectual Property or Transferred Technology.

(e)    To the knowledge of Seller, the operation of the Business as it is currently conducted does not infringe or misappropriate the Intellectual Property Rights of any third party.
(f)    Since the IP Ownership Date, Seller or any other member of the Seller Group, as applicable, has taken commercially reasonable steps to protect and maintain the secrecy and confidentiality of the trade secrets and confidential information of the Seller Intellectual Property Rights.
SECTION 4.14    Material Agreements.
(a)    Section 1.02(a)(vii) of the Seller Disclosure Letter includes the Business Material Agreements as of the date of this Agreement, except for the Contracts set forth in Section 1.02(b)(xv) of the Seller Disclosure Letter. For the purpose of this Agreement, the term “Business Material Agreements” means any of the following Contracts, to which Seller or any other member of the Seller Group is a party and that is used or held for use primarily in, or that arises primarily out of, the Business:
(i)    any written employment Contract that cannot be terminated by Seller at any time with no ongoing Liability or that has an aggregate future Liability in excess of $100,000 or any collective bargaining agreement or other Contract with any labor union or other employee representative body;
(ii)    any covenant not to compete or restricting the development, marketing or distribution of the products of the Business that materially limits the conduct of the Business as currently conducted or that limits or restricts any Business Employee from engaging in any business in any jurisdiction;
(iii)    any Contract for capital expenditures, the acquisition or construction of fixed assets or the purchase or sale of materials, supplies, power generation, equipment, raw materials, packaging or commodities (other than spot purchase or sales orders for Inventory in the ordinary course of business) that has an aggregate future Liability to any Person in excess of $1,500,000 or is not terminable by notice of not more than 90 days for a cost of less than $50,000;
(iv)    any management, service, consulting or other similar Contract (other than Contracts for services in the ordinary course of business, including transportation and warehousing Contracts) which has an aggregate future Liability to any Person in excess of $300,000 and is not terminable by notice of not more than 90 days for a cost of less than $50,000;
(v)    any Contract under which Seller or any other member of the Seller Group has incurred any Indebtedness to any Person (other than Seller or any other member of the Seller Group) that, individually, is in excess of $250,000;

(vi)    any Contract (including any so‑called take-or-pay or keep well agreement) under which (A) any Person (other than Seller or any other member of the Seller Group) has directly or indirectly guaranteed Indebtedness, Liabilities of Seller or any other member of the Seller Group or (B) Seller or any other member of the Seller Group has directly or indirectly guaranteed Indebtedness, Liabilities of any Person, other than Seller or any other member of the Seller Group (in each case other than endorsements for the purpose of collection in the ordinary course of business), in any such case which, individually, is in excess of $250,000;
(vii)    any material Contract granting a Lien upon any of the Business Assets or any of the Transferred Equity Interests, which Lien is not a Permitted Lien;
(viii)    any Contract with (A) Seller or any of its affiliates or any entity in which Seller or one of its affiliates owns more than 25% of the voting or economic interests thereof or (B) any officer, director or employee of Seller or any of its affiliates (in each case, other than Contracts (1) that shall be terminated as of the Closing or (2) relating to the employment of such officer, director or employee by Seller or any of its affiliates);
(ix)    any lease, sublease or similar Contract with any Person (other than Seller or any other member of the Seller Group) under which Seller or any other member of the Seller Group is a lessor or sublessor of, or makes available for use to any Person (other than Seller or any other member of the Seller Group), (A) any Owned Real Property or Real Property required to be listed on
Section 4.12(a) of the Seller Disclosure Letter, (B) any Leased Real Property or leased Real Property required to be listed on Section 4.12(b) of the Seller Disclosure Letter, (C) any portion of any premises otherwise occupied by Seller or any other member of the Seller Group, or (D) any other properties or assets (whether real, personal or mixed, tangible or intangible) owned or leased by Seller or any other member of the Seller Group, in each case, which has a term of over one year, specifies annual payments in excess of $50,000 or would impair the operation of the Business Assets in the ordinary course of business;
(x)    any lease or similar Contract with any Person (other than Seller or any other member of the Seller Group) under which Seller or any other member of the Seller Group is lessee of, or holds or uses, any machinery, equipment, vehicle or other properties or assets (whether real, personal or mixed, tangible or intangible) owned by any Person, which lease or similar Contract has an aggregate future liability in excess of $250,000 or is not terminable by notice of not more than 90 days for a cost of less than $50,000;
(xi)    any Contract with any Person (other than Seller or any other member of the Seller Group) with respect to any partnership or joint venture, strategic alliance or sharing of any profits;

(xii)    any Contract with any Person (other than Seller or any other member of the Seller Group) providing for indemnification of any Person with respect to Liabilities relating to the Business, the Transferred Equity Interests or the Business Assets, other than the constitutive documents of Seller or any other member of the Seller Group, and marketing agreements, property leases and other commercial agreements entered into in the ordinary course of business;
(xiii)    any material Contract granting or restricting the right to use any of the Seller Intellectual Property Rights or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;
(xiv)    any Contract that (A) requires Seller or any other member of the Seller Group to use any supplier or third party for all or substantially all of Seller’s or such member’s requirements or needs, (B) requires Seller or any other member of the Seller Group to provide to other parties “most favored nation” pricing (C) is considered a so called take-or-pay or keep well agreement or requires a Person to purchase or sell a stated portion of its requirements or outputs, (D) requires any Person to provide products or services at a fixed price, (E) obligates any Person to provide or obtain products or services for a period of one year of more, or (F) provides for an exclusive sales, brokerage or distribution relationship;
(xv)    any stock purchase agreement, asset purchase agreement or other acquisition or divestiture agreement, including any agreement relating to the acquisition, sale, lease or disposal of any asset constituting part of the Business or the Business Assets (other than capital expenditures and purchases or sales of Inventory in the ordinary course of business) involving (A) a purchase price in excess of $1,000,000 or (B) continuing indemnity or other obligations (1) of the Business or (2) that will constitute obligations of Purchaser after the Closing;
(xvi)    any Contract that provides for an increased payment or benefit, or accelerated vesting, upon execution of this Agreement or the Closing or in connection with the Transactions;
(xvii)    any Contract for the cleanup, abatement or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;
(xviii)    any Contract granting to any Person an option or a right of first refusal, right of first-offer or similar preferential right to sell or purchase or acquire any asset;
(xix)    any written agreement for the supply of power to any of the Business Real Property and any improvements thereon;

(xx)    any Contract that involves any exchange traded, over-the-counter or other swap, hedge, cap, floor, collar, futures Contract, forward Contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, currencies, interest rates, foreign currency and indices, if any;
(xxi)    any supply Contract (or group of related supply Contracts) for the provision of goods or services to Seller or any other member of the Seller Group that requires, or is reasonably expected to result in, payment by Seller or any other member of the Seller Group of more than $500,000 annually;
(xxii)    any other Contract that has an aggregate future Liability to any Person (other than Seller or any other member of the Seller Group) in excess of $500,000, is not terminable by notice of not more than 90 days for a cost of less than $100,000 or is otherwise material to the Business, other than (A) purchase orders or sales orders entered into in the ordinary course of business after the date of this Agreement and not in violation of this Agreement and (B) leases for Leased Real Property;
(xxiii)    any Contract to provide labor services which, if terminated upon Closing, would materially affect any Business facility’s ability to operate in the normal course of business; or
(xxiv)    any Contract relating to the consignment of Inventory and any Contract pursuant to which Seller or any other member of the Seller Group holds inventory or other goods on consignment for third-parties.
(b)    Each of the Business Material Agreements set forth or required to be set forth in Section 1.02(a)(vii) of the Seller Disclosure Letter or entered into after the date of this Agreement in accordance with Section 5.01 is or will be valid, binding and in full force and effect in accordance with its terms in all material respects except to the extent any of them expires in accordance with its terms and except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and general principles of equity (regardless of whether such enforceability is considered in a proceeding in law or equity) and except that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as set forth in Section 4.14(b) of the Seller Disclosure Letter, neither Seller nor any other member of the Seller Group, nor, to the knowledge of Seller, any other party to any Business Material Agreement, has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Business Material Agreement, other than defaults that are immaterial. Except as set forth in Section 4.14(b) of the Seller Disclosure Letter, neither Seller nor any other member of the Seller Group has received any written notice of the intention of any party to terminate any Business Material Agreement. True, correct and complete copies of each written Business Material Agreement set forth or required to be set forth in Section 1.02(a)(vii) of the Seller Disclosure Letter (including all written modifications and amendments thereto and waivers thereunder), other than customer Contracts and other Contracts noted in
Section 1.02(a)(vii) of the Seller Disclosure Letter, have been made available to Purchaser. True, correct and complete copies of each written Business Material Agreement entered into after the date of this Agreement (including all written modifications and amendments thereto and waivers thereunder), other than customer Contracts, will have been made available to Purchaser prior to the Closing.
Section 4.03(a) of the Seller Disclosure Letter identifies each Business Material Agreement that requires the consent of or notice to the other party thereto to avoid any breach, default or violation of such Contract, in connection with the Transactions, including the assignment of such Business Material Agreement to Purchaser.
SECTION 4.15    Sufficiency of Assets.
(a)    The Business Assets, together with the Transferred Equity Interests and the rights and services to be made available to Purchaser pursuant to the Transition Services Agreement, Patent License Agreement, the Hope Bonds Assignment and Assumption Agreements, the Stumpage Exchange Supply Agreement, the Rome Lease and the other Ancillary Agreements constitute the assets, rights and services necessary and sufficient to permit the Business to be conducted immediately following the Closing in accordance with Seller’s past practices, other than any inability to conduct the Business in accordance with Seller’s past practices arising out of the absence of any asset or service contained in Section 4.15(a) of the Seller Disclosure Letter. The Business Assets are adequate for the purposes for which such assets are currently used or are held for use, and are in reasonably good maintenance and repair and operating condition (subject to normal wear and tear). Except as set forth in Section 4.15(a) of the Seller Disclosure Letter, TIN and the Transferred Entities own or hold all Business Assets.
(b)     Except for (y) transfers of employees or assets in the ordinary course of business or (z) transfers of employees or assets set forth in Section 4.15(b) of the Seller Disclosure Letter, since December 31, 2011, there have not been (i) any transfers of employees from the Business to the Seller Business or (ii) any transfers or sales by the Business of assets that would have constituted Business Assets but for such transfer or sale.
(c)    Section 4.15(c) of the Seller Disclosure Letter sets forth a true, complete and correct list of each item of tangible personal property of the Business having a book value of more than $100,000 as of September 30, 2012.
(d)    Except as set forth in Section 4.15(d) of the Seller Disclosure Letter, the Transferred Inventory, both as of the date hereof and on the Closing Date, (i) is sufficient for the operation of the Business in the ordinary course of business consistent with past practice, (ii) is of a quality and quantity presently usable in the ordinary course of business consistent with past practice (subject to applicable reserves), and (iii) is not on consignment from a third party.
SECTION 4.16    Labor Matters.
(a)    Except for the Contracts set forth in Section 4.16(a) of the Seller Disclosure Letter and any collective bargaining agreements entered into after the date of this Agreement in accordance with Section 5.01, neither Seller nor any other member of the Seller Group is a party to or bound by any collective bargaining agreement with respect to any Business Employees, and to the knowledge of Seller, as of the date of this Agreement there are no labor unions or other similar organizations representing, purporting to represent or publicly declaring their intention (including through pending representation petitions) to represent any Business Employee. From the IP Ownership Date to the date of this Agreement, there has not occurred or, to the knowledge of Seller, been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any Business Employee, except as would not reasonably be expected to have a Business Material Adverse Effect. To the knowledge of Seller, Seller and each other member of the Seller Group have complied in all material respects with all provisions of applicable Law pertaining to the employment of the Business Employees, including all such Laws relating to labor relations, equal employment, fair employment practices, entitlements, prohibited discrimination, workers’ compensation or other similar employment practices or acts, except for instances of non-compliance that would not reasonably be expected to have a Business Material Adverse Effect.
(b)    Seller has provided to Purchaser true, complete and correct copies of all personnel policies and employee handbooks utilized in the Business. Seller has not received a claim from any Governmental Entity to the effect that Seller has improperly classified as an independent contractor any Person, or any of such independent contractor’s employees, and no basis for such a claim exists. Seller has not received a notification from the U.S. Department of Homeland Security, the Social Security Administration or any other Governmental Entity that the social security number it has for one or more of the Business Employees does not match the Records of such Governmental Entity. Seller has not received a claim from any Governmental Entity to the effect that Seller has improperly classified any of the Business Employees as exempt or unexempt from overtime under the FLSA and no basis for such a claim exists. Seller has not made any verbal commitments to any officer, employee or former employee, consultant or independent contractor with respect to hire, compensation, promotion, retention, termination, severance, provision of benefits or similar matters in connection with the Transactions or otherwise.
SECTION 4.17    Permits. Seller and the other members of the Seller Group hold all Permits material to the Business as currently conducted and the use of the Business Assets as currently used, including all air Permits, stormwater Permits and wastewater discharge Permits. To the knowledge of Seller, all such Permits are validly held by Seller or such member of the Seller Group and, during the past three years, Seller and each other member of the Seller Group have complied in all material respects with the terms and conditions of each such Permit. There are no material defects in the environmental, zoning, or other Permits pertaining to the operation of the Business Assets. During the past three years, neither Seller nor any other member of the Seller Group has received written notice of any Action against Seller or any other member of the Seller Group seeking any revocation or material modification of any such Permits. All such Permits that are held by Seller and the other members of the Seller Group as of the date of this Agreement are listed in Section 1.02(a)(vi) of the Seller Disclosure Letter, and all such Permits and any filings made with respect thereto as required by applicable Laws, including Environmental Laws, have been provided to Purchaser. Section 4.03(b) of the Seller Disclosure Letter identifies each Permit set forth therein that requires the consent of or notice to a Governmental Entity to avoid any breach, default or violation of such Permit in connection with the Transactions, including the assignment of such Permit to Purchaser. No loss or expiration of any such Permit is pending, reasonably foreseeable or, to the knowledge of Seller, threatened (other than expiration upon the end of any term).
SECTION 4.18    Transactions with Affiliates; Intercompany Accounts.
(a)    Except as set forth in Section 4.18(a) of the Seller Disclosure Letter, other than for the compensation received as employees as previously disclosed to Purchaser, neither Seller, any other member of the Seller Group nor any director or officer of Seller or any other member of the Seller Group has, or will have after giving effect to the Closing, any interest in (i) any Contract, arrangement or understanding with, or relating to, the Business, the Business Assets or the Assumed Liabilities that would be included in the definition of Transferred Contracts, (ii) any loan, arrangement, understanding, agreement or Contract for or relating to the Business or the Business Assets, or (iii) any property (real, personal or mixed), tangible or intangible, used or currently intended to be used by Seller or any other member of the Seller Group in the Business.
(b)     All accounts payable and accounts receivable that are included in the calculation of Net Working Capital and are between Seller or its affiliates, on the one hand, and the Business or any of the Transferred Entities, on the other hand, are bona fide payables or receivables entered into in the ordinary course of business.
SECTION 4.19    Customer and Supplier Relations.
(a)    Section 4.19(a) of the Seller Disclosure Letter contains a true, complete and correct list of the names and addresses of the Suppliers organized by Segment and the amount of purchases from each such Supplier during the 12-month period ended September 30, 2012. Except as set forth in Section 4.19(a) of the Seller Disclosure Letter, since the IP Ownership Date, (i) to the knowledge of Seller, no event has occurred that has materially and adversely affected the Business’s relations with any Supplier, and (ii) no Supplier has cancelled, terminated or, to the knowledge of Seller, made any threat to cancel or otherwise terminate any of its Contracts with Seller.
(b)    Section 4.19(b) of the Seller Disclosure Letter contains a true, complete and correct list of the Customers organized by Segment (without listing specific

Customer names) and the amount of purchases by each such Customer during the 12-month period ended September 30, 2012. Except as set forth in Section 4.19(b) of the Seller Disclosure Letter, since the IP Ownership Date, (i) to the knowledge of Seller, no event has occurred that has materially and adversely affected the Business’s relations with any Customer, (ii) no Customer has cancelled, terminated or, to the knowledge of Seller, made any threat to cancel or otherwise terminate any of its Contracts with Seller, and (iii) no Customers have made any written complaints to Seller or any other member of the Seller Group relating to the quality of the products manufactured by the Business.
SECTION 4.20    Shared Business Arrangements. Section 4.20 of the Seller Disclosure Letter lists all Enterprise Contracts under which the Business had expenses in 2011 in excess of $500,000 or that is otherwise material to the Business.
SECTION 4.21    Finders’ Fees. Neither Seller nor any member of the Seller Group or their representatives has entered into any agreement or understanding that will result in any obligation of Purchaser or any of its affiliates to pay any finder’s fee, brokerage commission or similar payment in connection with the Transactions.
SECTION 4.22    Gypsum Wallboard Operations. Seller and the other members of the Seller Group have furnished to Purchaser true, complete and correct copies of all audits, assessments, data and reports within their possession or under their reasonable control concerning (i) the nail pull resistance of gypsum board manufactured by the Business for 2012 and (ii) the presence of (A) sulfur gas emissions (specifically carbon disulfide and carbonyl sulfide), (B) elemental sulfur or (C) mercury, in each case, in gypsum board since October 2009.
SECTION 4.23    No Other Representations or Warranties. Seller acknowledges that none of Purchaser or its affiliates or any of their respective representatives has made, or is making, any representation or warranty whatsoever to Seller other than the representations and warranties of Purchaser expressly provided in this Agreement or the Ancillary Agreements.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
SECTION 5.01    Conduct of Business. Except for matters set forth in Section 5.01 of the Seller Disclosure Letter, otherwise expressly permitted by this Agreement or the other Transaction Documents, required by applicable Law or consented to in writing by Purchaser, from the date of this Agreement to the Closing Date, with respect to the Business, Seller shall, and shall cause all other members of the Seller Group to, (i) conduct the Business in all material respects in the ordinary course of business in a manner consistent with past practice since the IP Ownership Date and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact the goodwill and the current business organization of the Business, (ii) maintain the material rights, licenses and permits of the Business, (iii) keep available the services of the Business Employees, (iv) preserve the material business relationships of the Business with customers, suppliers, distributors and others with whom the Business deals in the ordinary course of business, (v) maintain in existing condition and repair (ordinary wear and tear excepted), consistent with past practice, the Business Assets, (vi) maintain supplies and inventory at levels that are in the ordinary course of business consistent with past practice, (vii) use commercially reasonable efforts to perform all of its obligations under all Transferred Contracts in all material respects, and (viii) make capital expenditures in the ordinary course of business consistent with past practice. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Seller Disclosure Letter or otherwise expressly permitted by this Agreement or the other Transaction Documents or required by applicable Law, from the date of this Agreement to the Closing Date, Seller shall not, and shall not permit any other member of the Seller Group to, do any of the following with respect to the Business, the Transferred Equity Interests or the Business Assets without the prior written consent of Purchaser:
(e)    transfer or lease any Business Asset other than in the ordinary course of business or enter into, grant, permit or suffer to be incurred any encumbrances, covenants or restrictions with respect to any Business Asset in each case other than Permitted Liens;
(f)    except as set forth in Section 6.16 with respect to Del-Tin, acquire or agree to acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person, if any of the foregoing is material to the Business, except for capital expenditures and acquisitions of Inventory, in each case in the ordinary course of business consistent with past practice;
(g)    (i) with respect to the Business Employees, adopt, enter into, terminate, amend, extend or renew any (A) collective bargaining agreement, other than as required by applicable Law or immaterial amendments in connection with resolving a grievance claim, or (B) Business Benefit Plan or Business Benefit Agreement, or (ii) increase in any manner the compensation or benefits of, or pay any bonus to, any Business Employee, other than increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice or as required to comply with any Business Benefit Plan or Business Benefit Agreement in effect on the date of this Agreement, except, in the case of each of clause (i) and (ii) above, (1) as required to ensure that any Business Benefit Plan or Business Benefit Agreement in effect on the date of this Agreement is not then out of compliance with applicable Law, (2) as specifically required pursuant to this Agreement or the terms of any Business Benefit Plan or Business Benefit Agreement in effect on the date of this Agreement, (3) for the payment of any bonus for which Purchaser will not be responsible, or (4) if such action does not result in any material Liability to Purchaser or the Business; provided, however, neither Seller nor any other member of the Seller Group shall take any action described in this paragraph other than those with general applicability to all of the Business Employees with respect to any person whose annualized compensation is $100,000 or more or whose annual compensation for the 12 month period following the date hereof is expected to be $100,000 or more;

(h)    make any material change in the Business’s financial accounting principles, policies and practices that were employed in connection with the preparation of the Business Financial Statements, except insofar as may have been required by any applicable Law or a change in GAAP (solely to the extent such change would be binding on Purchaser or any of its affiliates);
(i)    make, change or rescind any Tax election, change any annual Tax accounting period or method of Tax accounting (unless required by applicable Law), file any amended Tax Return (except as provided by Section 9.01(f)) or claim for Tax refunds, enter into any closing agreement, settle or compromise any Tax claim, audit or assessment, affirmatively consent to any extension or waiver of the statute of limitations or surrender any right to claim a Tax refund, offset or other reduction in Tax liability (in each case, solely to the extent such action would be binding on the Transferred Entities or, with respect to the Business Assets, Purchaser or any of its affiliates with respect to any Post-Closing Tax Period);
(j)    sell, lease (as lessor), license or otherwise dispose of or make subject to any Lien (i) any equity interest that, if held on the Closing Date, would constitute a Transferred Equity Interest, (ii) any asset that, if held on the Closing Date, would constitute a Business Asset, except (A) dispositions of Inventory and obsolete assets in the ordinary course of business consistent with past practice or except as permitted by Section 5.01(i) with respect to any Business Material Agreement, (B) the Rome Lease, and (C) as set forth in Section 6.16 with respect to Del-Tin, or (iii) make any commitment for any capital expenditure in excess of $250,000, individually or in the aggregate, other than in the ordinary course consistent with past practice;
(k)    enter into or amend any lease (whether such lease is an operating or capital lease) other than (A) renewals of existing leases in the ordinary course of business consistent with past practice, (B) leases entered into in the ordinary course of business consistent with past practice with annual lease payments not in excess of $350,000, or
(C) the Rome Lease;
(l)    waive or amend any confidentiality agreement between Seller or any other member of the Seller Group and any Person (other than Seller or any other member of the Seller Group) to the extent such waiver or amendment materially adversely affects the confidentiality of material information related to the Business;
(m)    enter into any agreement or arrangement that would, after the Closing Date, materially limit or restrict (i) the Business from being conducted in any geographic area or (ii) Purchaser, its affiliates or the Transferred Entities from engaging in any business in any geographic area;
(n)    (i) except in the ordinary course of business consistent with past practice and except as contemplated herein or otherwise in connection with the Transaction Documents, (A) modify, amend, enter into or terminate any Business Material Agreement or any provision of the articles of incorporation or the bylaws (or comparable charter or organizational documents) of any Transferred Entity, or (B) modify, amend, enter into or terminate any Business Material Agreement or (ii) waive, release or assign any material rights or claims of Seller or any other member of the Seller Group primarily relating to the Business, the Transferred Equity Interests or the Transferred Assets, other than waivers or releases thereof in the ordinary course of business consistent with past practice;
(o)    (i) incur, assume or guarantee any Indebtedness related in any way to the Business, the Business Assets or the Transferred Entities other than short-term borrowings incurred in the ordinary course of business consistent with past practice and except for any Indebtedness or guarantees (x) for which Seller and the other members of the Seller Group shall be solely obligated from and after the Closing, or (y) that are outstanding as of the date of this Agreement or (ii) make any loans, advances or capital contributions to, or investments in, any other Person not affiliated with Seller or any other member of the Seller Group, other than, in the case of this clause (ii), as contemplated by the Del-Tin Operating Agreement and/or such items in an amount not to exceed $100,000 individually or $500,000 in the aggregate;
(p)    (i) transfer the employment of any Business Employee from the Business to the Seller Business, (ii) transfer any assets or Liabilities between the Business, on the one hand, and the Seller Business, on the other hand, other than (x) any transfer of Inventory, raw materials, supplies and spare parts in the ordinary course of business consistent with past practice or (y) any transfer of Excluded Assets or Retained Liabilities of the Business or the Transferred Entities, or (iii) enter into or amend any agreement or arrangement among any of the members of the Seller Group that would bind the Business after the Closing;
(q)    consummate any “spin-off” of all or any portion of the Business Assets outside of the ordinary course of business;
(r)    adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization, or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the Transactions;
(s)    transfer or relocate any equipment or machinery of Seller or any other member of the Seller Group that is used or held for use exclusively in the Business and has a book value or fair market value in excess of $350,000 individually or $3,500,000 in the aggregate, regardless of whether such transfer or relocation is in the ordinary course of business consistent with past practice; or
(t)    authorize any of, or commit or agree to take any of, the foregoing actions.
SECTION 5.02    Notice of Certain Events. Seller shall promptly advise Purchaser of any Effect that has had or would reasonably be expected to have a Business Material Adverse Effect. For each calendar month ending during the time period from the date hereof until the

Closing Date, Seller shall provide to Purchaser unaudited management financial statements for such calendar month within two Business Days of the receipt of such statements by Seller, but, in any event, within 10 Business Days of the last day of such calendar month.
ARTICLE VI
ADDITIONAL AGREEMENTS
SECTION 6.01    No Use of Retained Names. Purchaser shall, and shall cause its affiliates (including, after the Closing, the Transferred Entities) to as soon as practicable following the Closing, and in any event within 120 days after the Closing Date, (a) make all necessary filings and take all other necessary actions to discontinue any use of and any references to the Retained Names, (b) revise print advertising, product labeling and all other information or other materials, including any internet or other electronic communications vehicles, to delete all uses of and references to the Retained Names, and (c) change signage and stationery and otherwise discontinue use of the Retained Names. Purchaser shall, and shall cause its affiliates (including, after the Closing, the Transferred Entities) and the Business to, cease manufacturing products bearing the Retained Names within 30 days after the Closing Date. In no event shall Purchaser or any of its affiliates (including, after the Closing, the Transferred Entities) use any Retained Names (i) more than 120 days after the Closing, in any manner or
(ii) at any time after the Closing, for any purpose different from the use of such Retained Names by any member of the Seller Group during the 120-day period preceding the Closing Date. With respect to the Transferred Inventory and Inventory produced in accordance with the foregoing provisions of this Section 6.01, Purchaser may continue to sell such Inventory, notwithstanding that it or its labeling or packaging bears one or more of the Retained Names, for a period of time after the Closing not to exceed one year; provided that Purchaser shall use commercially reasonable efforts to sell any such Inventory bearing one or more of the Retained Names before selling similar Inventory that does not bear any of the Retained Names. None of the foregoing provisions of this Section 6.01 shall be construed to obligate Purchaser or any of its affiliates to require any wholesaler, retailer or other merchant or customer of the Business to conduct itself in accordance therewith. After the Closing Date, Purchaser shall cause the Transferred Entities to file applications to amend or terminate any certificate of assumed name or d/b/a filings that have been made by the Transferred Entities within 30 days after Purchaser shall have become aware of such assumed name or d/b/a filing so as to eliminate the right of Purchaser and its affiliates (including the Transferred Entities) to use the Retained Names in such assumed name or d/b/a filing.
SECTION 6.02    Access to Information; Confidentiality.
(i)    Upon reasonable written notice, following the Closing Date, Purchaser shall, and shall cause its affiliates to afford to Seller and its affiliates and their officers, employees, accountants, counsel, financial advisors and other representatives reasonable access during normal business hours to all properties, plants, books, systems, Contracts, commitments, personnel and Records to the extent relating to the Business, including, in connection with any Action in which Seller or any of its affiliates is involved, originals of the same, for so long as such information is retained by Purchaser or any of its affiliates under the relevant retention policies of such party then in effect (but in any event for a period of not less than five years following the Closing Date) and, during such period, Purchaser shall, and shall cause its affiliates to, furnish promptly to Seller all other information concerning the Business as Seller may reasonably request; provided, however, such access shall not unreasonably disturb the operations of the Business, Purchaser or any of its affiliates. Purchaser shall retain, or cause to be retained, all books and Records (including originals) of the Business relating to periods ending on or prior to the Closing Date until the fifth anniversary of the Closing Date. After the fifth anniversary of the Closing Date, Purchaser may dispose of any books or Records referred to in this Section 6.02; provided that Purchaser shall give Seller at least 90 days’ prior written notice of such intention and Seller shall have the right to remove and retain all or any part of such books and Records as it may elect.
(j)    Upon reasonable written notice, prior to and following the Closing Date, Seller and each other member of the Seller Group shall, and shall cause its subsidiaries to afford to Purchaser and its affiliates and their officers, employees, accountants, counsel, financial advisors and other representatives reasonable access during normal business hours to all properties, plants, books, systems, Contracts, commitments, personnel and Records to the extent relating to the Business (including, in connection with any Action in which Purchaser or any of its affiliates is involved, originals of the same), for so long as such information is retained by Seller or any other member of the Seller Group under the relevant retention policies of such party then in effect (but in any event for a period of not less than five years following the Closing Date) and, during such period, Seller and each other member of the Seller Group shall, and shall cause its subsidiaries to, furnish promptly to Purchaser all other information concerning the Business as Purchaser may reasonably request; provided, however, such access shall not unreasonably disturb operations of the Business, Seller or any other member of the Seller Group. Seller and the other members of the Seller Group shall retain, or cause to be retained, all books and Records (other than the Transferred Records) (including originals) of the Business relating to periods ending on or prior to the Closing Date until the fifth anniversary of the Closing Date. After the fifth anniversary of the Closing Date, Seller and the other members of the Seller Group may dispose of any books or Records referred to in this Section 6.02; provided that Seller shall give Purchaser at least 90 days’ prior written notice of such intention and Purchaser shall have the right to remove and retain all or any part of such books and Records as it may elect.
(k)    Notwithstanding the foregoing, any party may withhold (i) any documents (or portions thereof) or information that such party is obligated to keep confidential from the requesting party pursuant to the terms of a confidentiality agreement with a third party, (ii) any document (or portions thereof) or information that constitutes privileged attorney-client communications or attorney work product and the transfer of which, or the provision of access to which, as reasonably determined by such party’s counsel, constitutes a waiver of any such privilege (after taking into account any joint defense agreement that may be entered into by Seller and Purchaser) and (iii) any document (or portion thereof) or information relating to pricing or other matters that are highly competitively sensitive if the exchange of such document (or portion thereof) or information, as reasonably determined by such party’s counsel, might reasonably result in a violation of antitrust Laws by such party or any of its affiliates. If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld, and the parties shall use commercially reasonable efforts to obtain any consents necessary, or restructure the form of access, so as to permit the access requested. If so requested by either Seller or Purchaser, Seller and Purchaser shall enter into a customary joint defense agreement with respect to the documents and information accessed pursuant to this Section 6.02.
(l)    After the Closing Date, except in the case of an Action by one party against another party, each party hereto shall use commercially reasonable efforts to make available to each other party during normal business hours, upon written request, the former, current and future directors, officers, employees, other personnel and agents of members of the Business as witnesses, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) may reasonably be required in connection with any Action in which the requesting party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all third party costs and expenses in connection therewith; provided, however, that such other party shall first consult with the requesting party with respect to costs and expenses of third-party service providers that are expected to be incurred in connection with the request before incurring such costs and expenses and shall not, without the consent of the requesting party, incur such third-party service provider costs and expenses if it would not have incurred such costs and expenses in response to its own need for comparable information arising in its other businesses.
(m)    Seller shall keep confidential, and shall cause its affiliates and instruct its and their officers, directors, employees and advisors to keep confidential, all information relating to the Business, including any information provided by Purchaser to Seller or Seller’s representatives pursuant to Section 2.03(f), except as required by applicable Law, legal or administrative process, or rules of any stock exchange or stock market and except for information which is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of this Section 6.02(e). The covenant set forth in this Section 6.02(e) shall terminate two years after the Closing Date.
(n)    Prior to the Closing, all information provided to Purchaser pursuant to this Section 6.02 that would constitute Evaluation Material (as defined in that certain Confidentiality Agreement, dated as of August 1, 2012, by and between Seller and GP (the “Confidentiality Agreement”)), if provided prior to the date hereof, shall be held by Purchaser as such and shall be subject to the Confidentiality Agreement.
(o)    The Confidentiality Agreement shall terminate as of the Closing Date.
(p)    After the Closing, Purchaser shall, and shall cause its affiliates (including the Transferred Entities) to, instruct all Transferred Employees to promptly erase, delete or otherwise destroy and keep confidential all non-public Seller information (whether in print, electronic or other forms) in the possession of any Transferred Employee that does not constitute a Transferred Asset.
SECTION 6.03    Supplemental Disclosure. Seller shall from time to time prior to the Closing supplement or amend the Sections of the Seller Disclosure Letter referenced in Article IV with respect to any matter hereafter arising that, if existing or known at the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Letter; it being understood that in doing so, Seller shall not be permitted to supplement or amend any other Section of the Seller Disclosure Letter. No such supplement or amendment shall be evidence, in and of itself, that the representations and warranties in the corresponding section are no longer true and correct. It is specifically agreed that such Sections of the Seller Disclosure Letter may be supplemented or amended to add, delete or correct material and immaterial items. Any such supplemental or amended disclosure shall be deemed to have cured any breach of any representation or warranty (other than any Seller Fundamental Representation) made by Seller in this Agreement for purposes of determining whether or not the condition set forth in Section 7.03(a)(ii) hereof has been satisfied, but will not be deemed to have cured any breach of any representation, warranty or covenant made by Seller or any other member of the Seller Group in this Agreement, any Ancillary Agreement or any other Transaction Document for any other purpose, including for purposes of determining whether or not there are indemnification obligations and/or Losses under this Agreement. Additionally, subject to Section 6.10(f), no such supplemental or amended disclosure shall be deemed to expand the scope of the Excluded Assets or the Assumed Liabilities or reduce the scope of the Transferred Assets or the Retained Liabilities. All references to any Section of the Seller Disclosure Letter that is supplemented or amended as provided in this Section 6.03 will for all purposes be deemed to be a reference to such Section as so supplemented or amended. Purchaser shall have no right to, and hereby waives any right to, terminate this Agreement under Section 8.01(d)(i)(A) as a result of a breach of any representation or warranty in this Agreement (other than any Seller Fundamental Representation) qualified by any modification or supplement to the Seller Disclosure Letter pursuant to this Section 6.03.
SECTION 6.04    Certain Efforts.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, and except as expressly provided in this Section 6.04 and in Section 6.05, each of Seller and Purchaser shall use commercially reasonable efforts to perform its obligations under this Agreement and shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the Closing to occur, in the most expeditious manner practicable, including (i) obtaining all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental Entities and promptly making all necessary or advisable registrations and filings (including filings with Governmental Entities, if any) and taking all steps as may be necessary (subject to the requirements and limitations set forth in this Section 6.04 and in Section 6.05) to obtain an approval or waiver from, or to avoid an

Action by, any Governmental Entity and (ii) providing any notices and obtaining all necessary or advisable consents, approvals or waivers from third parties.
(b)    Subject to the requirements and limitations set forth in this Section 6.04 and Section 6.05, Purchaser and Seller shall use commercially reasonable efforts to have any restraint or prohibition of the type described in Section 7.01(b) terminated as promptly as practicable.
(c)    Without limiting Section 6.04(a), Seller shall use commercially reasonable efforts to assist Purchaser in obtaining, or causing to be obtained, an additional Permit for Purchaser with respect to each Permit currently used by Seller or another member of the Seller Group in connection with the Business that is not a Transferred Permit pursuant to Section 1.02(a)(vi).
(d)    Without limiting any of its other obligations hereunder and notwithstanding anything to the contrary contained in this Agreement, including Section 6.04(a), Purchaser shall make commercially reasonable efforts to obtain all approvals of Antitrust Authorities, and to avoid or eliminate, and minimize the impact of, each and every impediment under any Review Law, in each case so as to enable the Transactions to occur no later than the Termination Date. For purposes of this Section 6.04(d), “commercially reasonable efforts” shall mean (i) working expeditiously with any Antitrust Authority with respect to the Transactions with a view toward resolving any competition issues or concerns, (ii)  commencing, participating in or defending any litigation and defending against the entry of any Judgment that would or would be reasonably likely to restrain, prevent or delay the Closing beyond the Termination Date, including defending any lawsuits or Actions up to and including the issuance of a preliminary order, whether judicial or administrative, enjoining or otherwise prohibiting consummation of the Transactions, and/or (iii) proposing, negotiating, committing to and effecting, by agreement, consent decree, hold separate order, trust or otherwise, (A) the sale, divestiture or disposition of any Composite Panel assets, businesses, services, products or product lines of Purchaser (or any of its subsidiaries or affiliates), including any Composite Panel assets, businesses, services, products or product lines of the Panel Products Segment that may be acquired by Purchaser and (B) the creation or termination of relationships, ventures, contractual rights or obligations of Purchaser or its subsidiaries or affiliates relating to Composite Panels. For the avoidance of doubt, the parties hereto acknowledge and agree that none of the actions described in the preceding clause (iii) shall apply to, and neither Purchaser nor any of its affiliates or subsidiaries shall have any obligation to take any such actions with respect to, (x) any assets, businesses, services, products or product lines other than Composite Panels or (y) any assets, businesses services, products or product lines of the Solid Wood Segment or the Gypsum Wallboard Segment.
(e)    Seller shall use commercially reasonable efforts to discharge and satisfy at or prior to the Closing, and, to the extent not discharged or satisfied at or prior to the Closing, shall discharge and satisfy as promptly as possible after the Closing, all material monetary Liens encumbering the Transferred Assets other than Permitted Liens. With respect to any material non-monetary Liens encumbering the Transferred Assets that are not Permitted Liens, Seller shall use commercially reasonable efforts to discharge and satisfy such Liens at or prior to the Closing, and, to the extent not discharged or satisfied at or prior to the Closing, shall discharge and satisfy such Liens as promptly as reasonably practicable after the Closing, and such obligation may be satisfied by Seller causing the Title Company to insure over such Lien or omit such Lien from the title insurance policy by Seller’s payment of an escrow deposit or by Seller’s indemnification of the Title Company’s losses, claims and damages in respect of any such Lien.
SECTION 6.05    Antitrust Notification and Other Regulatory Filings.
(e)    Each of Seller and Purchaser shall (i) file or cause to be filed as promptly as practicable (and, with respect to initial filings under Review Laws, no later than
15 Business Days following the execution and delivery of this Agreement) with the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”), the STB and any other applicable Governmental Entities all notifications, reports, forms, applications and other filings that may be required or advisable, in the reasonable opinion of Seller or Purchaser, for the Transactions and any supplemental information requested in connection therewith pursuant to the HSR Act or any other Review Law (each, an “Approval Request”) and (ii) include in each such Approval Request a request for early termination or acceleration of any applicable waiting or review periods, to the extent available under the applicable Review Laws. Any such Approval Request and supplemental information shall be in substantial compliance with the applicable requirements of the HSR Act and other applicable Review Laws. Each of Seller and Purchaser shall furnish to the other such information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary or advisable under the HSR Act and other Review Laws. Purchaser shall keep Seller apprised of the status of, and provide Seller with copies of, any filings or communications with, and any inquiries or requests for additional information from, the FTC, the DOJ, the STB and any other applicable Governmental Entity and shall comply with any such inquiry or request as promptly as practicable. Filing fees and all other fees and expenses required under the HSR Act and other Review Laws shall be borne solely by Purchaser.
(f)    Purchaser shall use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Review Law as soon as practicable. Purchaser agrees not to extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Entity to delay or not to consummate the Transactions to be consummated on the Closing Date, except with the prior written consent of Seller; provided, however, after consultation with Seller, Purchaser may withdraw any Approval Request on the condition that such Approval Request would be re-filed at a later date (not to exceed 45 days from the date of withdrawal). Purchaser agrees not to have any contact (whether written or oral) with any Governmental Entity in respect of any filing or proceeding contemplated by this Section 6.05 unless it consults with Seller in advance and, to the extent permitted by such Governmental Entity, gives Seller the opportunity to participate and review and comment on any communications or filings. Without limitation of the foregoing, Purchaser shall provide Seller with copies of all filings and communications contemplated by this Section 6.05 prior to their submission, and Seller will have the opportunity to review and comment on such filings and communications prior to submission.
(g)    Notwithstanding the foregoing or anything to the contrary set forth herein, in the event STB authorization or exemption, as the case may be, is not obtained with respect to the transactions contemplated herein with respect to TSE within 45 Business Days following the date hereof, Purchaser covenants and agrees to enter into a customary voting trust transaction pursuant to which all shares of TSE shall be transferred, pending final action by the STB, into a customary irrevocable voting trust for the benefit of Purchaser as of the Closing Date, and Purchaser shall take all such further actions required to effect such voting trust transaction. Prior to the transfer of the TSE shares into the voting trust, Purchaser shall request an informal STB staff opinion that the terms of the voting trust will insulate Purchaser from unlawful control of the shares of TSE.
SECTION 6.06    Notices. Between the date of this Agreement and the Closing, and except as otherwise limited by applicable Law, (a) Purchaser shall give prompt notice to Seller, and Seller shall give prompt notice to Purchaser, of (i) any representation or warranty made by it contained in any Transaction Document that is qualified as to materiality or Material Adverse Effect becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under any Transaction Document, and (b) Seller shall give prompt notice to Purchaser of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and the failure to obtain such consent would result in material Liability to the Business, (ii) any notice or other communication from any Governmental Entity in connection with the Transactions,
(iii) any Action commenced or, to the knowledge of Seller, threatened against, relating to or involving or otherwise affecting the Business or the Business Assets that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.09 or that relates to the consummation of the Transactions, (iv) the damage or destruction by fire or other casualty of any Business Asset or part thereof or in the event that any Business Asset or part thereof becomes the subject of any proceeding or, to the knowledge of Seller, threatened proceeding for the taking thereof or any part thereof or of any right relating thereto by condemnation eminent domain or other similar governmental action, or (v) the occurrence of (or, to the knowledge of Seller, the threat of) any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any Business Employee; provided, however, that in either case, no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Transaction Documents. Each party acknowledges that the other party does not and will not waive any right it may have under this Agreement as a result of such notifications.
SECTION 6.07    Benefit Plans.
(a)    Prior Service Credit. From and after the Closing Date, Purchaser shall give or cause the appropriate subsidiary of Purchaser (including the Transferred Entities) to give to each Transferred Employee, except those subject to a CBA, full credit for purposes of eligibility and vesting under any employee benefit plan or arrangement provided, maintained or contributed to by Purchaser or any of its subsidiaries (including the Transferred Entities), and with respect to the severance and vacation plans of Purchaser and any of its subsidiaries, credit for benefit accrual purposes, for such Transferred Employee’s service with Seller and its subsidiaries, and with any predecessor employer, to the same extent recognized by Seller and its subsidiaries and affiliates immediately prior to the Closing Date, except as would result in a duplication of benefits.
(b)    Assumption of Liabilities. Except as otherwise provided in this Agreement or in Section 6.07(b) of the Seller Disclosure Letter, Seller shall remain solely responsible for all employment and employee benefit-related matters and Liabilities arising out of events occurring prior to Closing with respect to all Transferred Employees and their dependents and beneficiaries under or with respect to any Business Benefit Plan or Business Benefit Agreement, including (i) any required notice of termination, termination or severance pay (contractual, statutory or at common law) and (ii) all compensation (including deferred compensation), wages, bonuses, holiday pay, benefits (excluding Accrued Vacation Days), source deductions and other remuneration accrued prior to the Closing.
(c)    Establishment of Purchaser Benefit Plans; Terms and Conditions of Employment with Purchaser. Effective as of the Closing, each Transferred Employee shall cease to be an employee of Seller or its affiliates and accordingly shall cease to participate in any Business Benefit Plan (other than as a former employee of Seller or any of its affiliates to the extent, if any, permitted by the terms of such Business Benefit Plan). Effective not later than the Closing Date, Purchaser shall establish or have in effect compensation and benefit plans, programs and arrangements for the benefit of the Transferred Employees (collectively, “Purchaser Benefit Plans”) in accordance with this Section 6.07. Purchaser shall at its own cost be responsible to promptly perform the tasks required to obtain any required approval from a Governmental Entity in connection with the establishment and registration and qualification of any Purchaser Benefit Plan. Without limiting the generality of Section 1.07, for the 12 month period commencing on the Closing Date (the “Continuation Period”), Purchaser shall, or shall cause its affiliates to, provide each Transferred Employee with the following: (i) base salary or base wages at a rate not less than that provided to such Transferred Employee immediately prior to the Closing; and (ii) other compensation and employee benefits under the Purchaser Benefit Plans that are substantially similar to those provided to similarly situated employees of Purchaser and its affiliates; provided, with respect to any Transferred Employees who are the subject of any collective bargaining agreements, the compensation and benefits for such Transferred Employees shall be subject to the terms of such collective bargaining agreements, and effective as of the Closing Date, Purchaser and its affiliates shall assume all future Liabilities of Seller and its affiliates with respect to compensation and benefits thereunder, provided that Purchaser may, to the extent permitted by the terms of the applicable collective bargaining agreement, modify the benefits for such Transferred Employees, provided that the benefits are substantially equivalent, in the aggregate, as the benefits provided by such collective bargaining agreement.
(d)    Certain Welfare Benefits Matters.
(i)    With respect to each Purchaser Benefit Plan that is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (collectively, “Purchaser Welfare Plans”), Purchaser shall, subject to the terms of any applicable collective bargaining agreement, (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Transferred Employees and their dependents and beneficiaries under the Purchaser Welfare Plans to the extent waived or otherwise satisfied with respect to the employee under the applicable corresponding Business Benefit Plan immediately prior to the Closing Date and (B) provide each Transferred Employee and his or her eligible dependents and beneficiaries with credit under Purchaser Welfare Plans for any co-payments, deductibles and out-of-pocket expenses paid under corresponding Business Benefit Plans prior to the Closing Date in the calendar year in which the Closing Date occurs for purposes of satisfying any applicable deductible, co-insurance or out-of-pocket requirements (and any annual and lifetime maximums) under any Purchaser Welfare Plan in which such Transferred Employee participates.
(ii)    Seller shall be solely responsible for compliance with the requirements of Section 4980B of the Code and part 6 of subtitle B of Title 1 of ERISA (such provisions of the Code and ERISA collectively referred to as “COBRA”), including the provision of continuation coverage (within the meaning of COBRA), with respect to all employees and former employees of the Business, and their respective spouses and dependents, for whom a qualifying event (within the meaning of COBRA) occurs at any time prior to or on the Closing Date. The parties expressly agree that Purchaser and the Purchaser Welfare Plans shall have no responsibility for compliance with the health care continuation requirements of COBRA or state law, as applicable, (A) for qualified beneficiaries who previously elected to receive such continuation coverage under the Seller’s Welfare Plans or who between the date of this Agreement and the Closing Date elect to receive continuation coverage, or (B) with respect to those employees or former employees of Seller and its affiliates who became, or may become, eligible to receive such continuation coverage on or prior to the Closing.
(e)    Tax-Qualified Savings/401(k) Plan.

(i)    With respect to each Purchaser Benefit Plan, effective not later than the Closing Date, Purchaser or its affiliates shall have in effect one or more defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (as applicable, the “Purchaser 401(k) Plan”). Each Transferred Employee who is eligible to participate in the Business 401(k) Plan immediately prior to the Closing Date shall be eligible to participate in the corresponding Purchaser 401(k) Plan as of the Closing Date.
(ii)    Purchaser shall cause the Purchaser 401(k) Plan to accept a “direct rollover” to such Purchaser 401(k) Plan of the account balances of each Transferred Employee under the Business 401(k) Plan in which such Transferred Employee participates, if such direct rollover is elected in accordance with applicable Law by such Transferred Employee, excluding the rollover of any participant loans.
(f)    No Benefit Plan Asset Transfers. No assets held in trust for any Business Benefit Plan or Business Benefit Agreement shall be transferred to any Purchaser Benefit Plan.
(g)    Vesting of Accrued Benefits under Each Benefit Plan. Prior to the Closing Date, Seller and its affiliates shall take actions necessary to provide that contributions and benefits accrued prior to Closing with respect to Transferred Employees under any Business Benefit Plan maintained by Seller or its affiliates and intended to be qualified under Section 401(a) of the Code (excluding any Multiemployer Plan) that are not vested as of immediately prior to the Closing shall vest in full as of immediately prior to the Closing.
(h)    Accrued Vacation. Purchaser shall assume and honor all Accrued Vacation Days. For purposes of this Agreement, “Accrued Vacation Days” means, with respect to each Transferred Employee, such Transferred Employee’s accrued but unused vacation as of the Closing Date. To the extent that a Transferred Employee is entitled under any applicable Law or any policy of Seller or any of its subsidiaries to be paid for any Accrued Vacation Days, Purchaser shall assume the liability for such vacation days and Purchaser shall indemnify Seller and its subsidiaries for any payments required to be made by Seller or any of its subsidiaries in respect of the Accrued Vacation Days to the extent such Liability is included on the Closing Date Statement (as finally determined in accordance with Section 2.03(c)).
(i)    Collectively Bargained Employees.
(i)    From and after the Closing Date, Purchaser shall, or shall cause its affiliates to, comply in all material respects with the terms of all collective bargaining agreements listed in Section 6.07(i)(i) of the Seller Disclosure Letter and all collective bargaining agreements entered into by Seller after the date of this Agreement in compliance with Section 5.01 (including all obligations to provide employee benefits and/or to contribute to any pension plans) that cover one or more Transferred Employees (each, a “CBA”) as in effect immediately prior to the Closing Date until such time as Purchaser or its affiliates negotiate a new collective bargaining agreement or agreements. Purchaser agrees to recognize the unions listed in Section 6.07(i)(i) of the Seller Disclosure Letter and all unions recognized in compliance with Section 5.01 as the sole and exclusive collective bargaining agents as of the Closing Date and immediately thereafter for the Transferred Employees represented by such unions immediately prior to the Closing Date. Purchaser acknowledges and agrees that all grievances, references and arbitrations under the CBAs that are made, filed, commenced or instituted after the Closing Date, including those based substantially on events or circumstances that occurred, existed or were initiated before the Closing Date, will be the sole responsibility of Purchaser. Notwithstanding anything to the contrary in this Section 6.07, Purchaser further agrees that the provisions of this Section 6.07 shall be subject to any applicable provision of a CBA in respect of Transferred Employees, to the extent such provision is inconsistent with or otherwise in conflict with the provisions of any such CBA.
(ii)    Without limiting the generality of Section 6.07(i)(i), Purchaser acknowledges its receipt of copies of the CBAs and its understanding of the applicability of such agreements to the Rome, Georgia solid wood facility and Monroeville, Alabama particleboard facility (the “CBA Facilities”) that are related to the Business and included as part of the Transferred Assets. With respect to the CBA Facilities, Purchaser agrees to (A) recognize USW as the sole and exclusive collective bargaining agent for the employees of the CBA Facilities as of the Closing Date, (B) assume all the obligations of the CBAs until the expiration thereof, and (C) treat the employees of the CBA Facilities as of the Closing Date in accordance with the terms of the applicable CBA. Purchaser or the relevant affiliate of Purchaser may change the number of bargaining unit employees, or make changes in benefit plans for bargaining unit employees, only as provided for in the applicable CBA. The parties agree the USW will be a third party beneficiary of the provisions of this Section 6.07(i)(ii).
(j)    WARN Act. Purchaser agrees, with respect to Transferred Employees based in the United States, to provide any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), and any similar Law, and to otherwise comply with the WARN Act and any such other similar Law with respect to any “plant closing” or “mass layoff” (as defined in the WARN Act) or group termination or similar event affecting Transferred Employees from and after the Closing. Purchaser undertakes to indemnify and shall keep indemnified Seller and its affiliates against all Liabilities and all related costs and expenses in respect of any claim brought as a result of any action of Purchaser or its affiliates that would cause any termination of employment of any employees by Purchaser or its affiliates that occurs following the Closing to constitute a “plant closing,” “mass layoff” or group termination or similar event under the WARN Act or any similar federal, state or local Law or regulation

(collectively, “Plant Closing Liability”). Seller undertakes to indemnify and shall keep indemnified Purchaser and its affiliates against all Liabilities and all related costs and expenses in respect of any claim brought as a result of any action of Seller or its affiliates that would cause any termination of employment of any employees by Seller or its affiliates that occurs prior to or at the Closing to give rise to Plant Closing Liability, or to create any Liability or penalty to Purchaser or its affiliates for any employment terminations under applicable Law. Seller shall not effect any layoffs of any Business Employees in the 180-day period prior to the Closing without Purchaser’s prior written consent.
(k)    Administration. Following the date of this Agreement, the parties hereto shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 6.07, including exchanging information and data relating to workers’ compensation, employee benefits and employee benefit plan coverages (except to the extent prohibited by applicable Law) and obtaining any Governmental Approvals required hereunder.
(l)    Severance. Without limiting the generality of Section 6.07(c), (i) with respect to any TIN Transferred Employee whose employment is terminated by Purchaser or any of its affiliates during the TIN Continuation Period, Purchaser shall provide, or shall cause its affiliates to provide, severance benefits to such TIN Transferred Employee determined and payable in accordance with terms as of the date of this Agreement of the applicable severance benefit plan or policy set forth in Section 6.07(l)(i) of the Seller Disclosure Letter, and (ii) with respect to any Transferred Employee who is not a TIN Transferred Employee whose employment is terminated by Purchaser or any of its affiliates during the Continuation Period, Purchaser shall provide, or shall cause its affiliates to provide, severance benefits to such Transferred Employee that are no less favorable than the severance benefits provided under the severance benefit plan or policy maintained by Seller or any of its affiliates for the benefit of such Transferred Employee immediately prior to the Closing Date, in each case, taking into account all service with Seller, Purchaser and their respective affiliates in determining the amount of severance benefits payable.
(m)    Seller’s Bonus Plans. On the Closing Date, Seller shall pay, or shall cause its affiliates to pay, to each Transferred Employee who participated in any annual bonus plans other than any hourly gainsharing plans maintained by Seller and its affiliates immediately prior to the Closing Date (each, a “Seller Bonus Plan”) a pro rata bonus under such Seller Bonus Plan for the plan year in which the Closing occurs. The recipients and amounts of such pro rata bonuses shall be determined in the sole discretion of Seller.
SECTION 6.08    Fees and Expenses. Except as otherwise expressly provided in any Transaction Document, all fees and expenses (including fees, commissions and expenses of financial institutions, brokers, investment bankers, financial advisors, legal counsel, auditors and title companies) incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses. This Section 6.08 does not relate to (a) Transfer Taxes or Rollback Taxes, which are the subject of Section 9.01(c), (b) fees and expenses incurred in connection with obtaining third party consents or Governmental Approvals referred to in Section 1.03(a), which are the subject of Section 1.03(c), (c) the filing and other fees and expenses required under the HSR Act and the other applicable Review Laws which will be handled pursuant to the terms of Section 6.05(a), (d) costs of any arbitration with respect to the Closing Date Statement referred to in Section 2.03(c), and (e) fees and expenses of the Accounting Firm incurred in connection with any disputes regarding the Allocation referred to in Section 9.01(a) or the Straddle Period Tax Returns referred to in Sections 9.01(f)(iii) and 9.01(f)(iv).
SECTION 6.09    Public Announcements. Seller, on the one hand, and Purchaser, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any U.S. national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement and shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, Purchaser shall be permitted to disclose information related to the Transactions to its lenders and financing sources to the extent required by such parties under agreements with Purchaser and provided that such lenders and financing sources are subject to confidentiality obligations in favor of Purchaser at least as restrictive as those contained herein. Purchaser shall be responsible and indemnify Seller for any breaches of such confidentiality obligations by its lenders or financing sources.
SECTION 6.10    Site Separation; Transition Matters.
(h)    Purchaser acknowledges and agrees that the Business includes only portions of the operations conducted at Seller’s facilities located in Rome, Georgia. The land located in Rome, Georgia used exclusively by the Business is more particularly described in Section 6.10(a) of the Seller Disclosure Letter (the “Rome Real Property”). Purchaser further acknowledges and agrees that the Rome Real Property will be leased by Seller to Purchaser at Closing pursuant to the terms of the Rome Lease. Notwithstanding anything to the contrary contained in this Agreement, the Rome Real Property shall in no event constitute a Transferred Asset.
(i)    The parties will use the assumptions included in the schedules attached to the form of Transition Services Agreement as guiding principles in defining with greater specificity the services listed on such schedules and the costs associated with such services. Prior to Closing, the parties shall work in good faith to prepare a detailed final description of transition services and estimated costs that will constitute the schedules to the Transition Services Agreement, as contemplated by the Transition Services Agreement.
(j)    Purchaser and Seller shall take the actions set forth in Section 6.10(c) of the Seller Disclosure Letter.

(k)    Seller has delivered or caused to be delivered to Purchaser by the appropriate member of the Seller Group, to the extent in the possession of Seller or any member of the Seller Group, true, correct and complete copies of the Surveys and the PZR Reports. Seller shall use its commercially reasonable efforts to cause the Surveys and the PZR Reports to be certified by the third parties preparing such Surveys and PZR Reports to Purchaser and the Title Company.
(l)    In the event Closing shall occur after January 31, 2013, Seller shall provide Purchaser with updated copies of each of the Phase I environmental site assessments indentified in Section 4.11(b) of the Seller Disclosure Letter. Seller shall use commercially reasonable efforts to assist Purchaser in obtaining reliance letters from its consultant for each such assessment.
(m)    Prior to the Closing and with respect to the Diboll, Texas facility, the parties will work together in good faith to better identify that Real Property and those tangible personal property assets related thereto that are used or held for use in the Business in order to determine whether the sections of the Seller Disclosure Letter describing such assets as Transferred Assets or Excluded Assets should be updated. Upon such determination, the Parties will update the applicable sections of the Seller Disclosure Letter to reflect such mutual determination.
SECTION 6.11    Bulk Transfer Laws. Purchaser and Seller hereby waive compliance by Seller, any other member of the Seller Group and Purchaser with the provisions of any so-called “bulk transfer laws,” “bulk sale laws” or other similar laws of any jurisdiction in connection with the Transactions.
SECTION 6.12    Refunds and Remittances. After the Closing, if Seller or any of its affiliates receives any refund or other amount which is a Business Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Purchaser at the address set forth in Section 11.02. After the Closing, if Purchaser or any of its affiliates receives any refund or other amount which is an Excluded Asset or is otherwise properly due and owing to Seller or any of its affiliates in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Seller at the address set forth in Section 11.02. After the Closing, if Purchaser or any of its affiliates receives any refund or other amount to the extent related to claims (including workers’ compensation), litigation or other matters for which Seller is responsible hereunder, and which amount is not a Business Asset, or is otherwise properly due and owing to Seller in accordance with the terms of this Agreement, Purchaser promptly shall remit, or cause to be remitted, such amount to Seller at the address set forth in Section 11.02. After the Closing, if Seller or any of its affiliates receives any refund or other amount to the extent related to claims (including workers’ compensation), litigation or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or cause to be remitted, such amount to Purchaser at the address set forth in Section 11.02.

SECTION 6.13    Covenant Not to Solicit for Employment. For a period of 18 months from and after the Closing Date, (a) Seller shall not, and shall cause its subsidiaries not to, solicit, recruit or hire any Transferred Employee or encourage any such Transferred Employee to leave Purchaser’s employment without the prior written consent of Purchaser, and (b) Purchaser shall not, and shall cause its subsidiaries not to, solicit, recruit or hire any Excluded Employee or employee of the Seller Group with whom Purchaser has had contact in connection with the Transactions or encourage any such Excluded Employee or employee of the Seller Group with whom Purchaser has had contact in connection with the Transactions to leave such Seller Group member’s employment, as applicable, without the prior written consent of Seller; provided, however, that this Section 6.13 shall not apply to (i) solicitation in the form of a general advertisement or solicitation program that is not specifically targeted at such individuals, or
(ii) the employment of any person whose employment by the Business or Seller, as applicable, has been terminated prior to the commencement of employment discussions with the other party, or (iii) persons who are referred by a third party agency through a general search without direction by the Business or Seller, as applicable, to solicit employees of the other party.
SECTION 6.14    Insurance Matters. In the event that, prior to the Closing Date, any Business Asset that is covered under a third party property insurance policy maintained by Seller or under which Seller can make a claim (a “Seller Insurance Policy”) suffers any damage, destruction or other physical loss, Seller shall pursue such claim in good faith and surrender to Purchaser after the Closing Date any insurance proceeds received by Seller under any Seller Insurance Policy with respect to such damage, destruction or loss, less any amounts paid towards the restoration of such Business Asset; provided, however, that (a) the benefits of such insurance shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles and co-payment provisions or any payment or reimbursement obligations of Seller in respect thereof and (b) each of Seller and Purchaser shall be responsible for 50% of the amount of any applicable deductibles. Purchaser acknowledges and agrees that the Seller Insurance Policies will remain the property of Seller and will not insure all or any portion of the Business, the Business Assets or the Transferred Entities or their assets after the transactions contemplated by this Agreement have been completed. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, Seller shall retain and shall have no obligation to surrender to Purchaser any insurance proceeds received by Seller under any Seller Insurance Policy with respect to Losses that Purchaser has recovered pursuant to Article X.
SECTION 6.15    Intercompany Transactions; Guarantees.
(a)    Except as specifically provided in Section 6.15(b) or any other provision of this Agreement, in the Ancillary Agreements, or in Section 6.15(a) of the Seller Disclosure Letter, at (and effective immediately prior to) the Closing, Seller will cancel, settle, offset or otherwise repay, and will cause its affiliates (other than the Transferred Entities) to cancel, settle, offset or otherwise repay, all of its or their Liabilities to the Business, and neither Seller nor its affiliates shall have any responsibility for those Liabilities. Except as specifically provided in Section 6.15(b) or any other provision of this Agreement, in the Ancillary Agreements, or in Section 6.15(a) of the Seller Disclosure Letter, at (and effective immediately prior to) the Closing, Seller will cause the Business to cancel, settle, offset or otherwise repay all of their Liabilities owed to Seller and its affiliates (other than the Transferred Entities), and the Business will not have any responsibility for those Liabilities.
(b)    Notwithstanding the provisions of Section 6.15(a) to the extent included in the calculation of Net Working Capital, payables and receivables arising from bona fide, arms-length, ordinary-course transactions between Seller or its affiliates, on the one hand, and the Business or any of the Transferred Entities, on the other hand, shall not be cancelled, settled, offset or repaid but instead shall be discharged following the Closing in the ordinary course of business and consistent with past practice.
(c)    Each of Seller and Purchaser shall use its commercially reasonable efforts to cause Purchaser to be substituted in all respects, effective as of the Closing Date, for Seller or any other member of the Seller Group under each of the guarantees, leases, indemnities, letters of credit, surety bonds, letters of comfort, commitments, understandings, agreements and other similar instruments or obligations of Seller or any other member of the Seller Group entered into for the benefit of the Business and listed in Section 6.15(c) of the Seller Disclosure Letter, to the extent the Liabilities secured thereby are to be assumed by Purchaser pursuant to this Agreement or any Ancillary Agreement. If Seller and Purchaser are unable to effect such a substitution with respect to any such item listed on Section 6.15(c) of the Seller Disclosure Letter after using their commercially reasonable efforts to do so, Purchaser shall indemnify and hold harmless Seller, and any other member of the Seller Group from and against any Losses that Seller incurs or is liable for resulting from or arising out of or in connection with items to the extent related to the Business; provided, however, that Seller shall not recover for Losses to the extent such Losses arise out of a breach of any representation or warranty by Seller in Section 4.14.
SECTION 6.16    Del-Tin.
(c)    Purchaser acknowledges and agrees that as of the date of this Agreement, (i) the TIN JV Interest constitutes a 50% membership interest in Del-Tin, and the Deltic JV Interest constitutes a 50% membership interest in Del-Tin, (ii) all of the Del-Tin Assets constitute Excluded Assets, (iii) Del-Tin is not a member of the Seller Group and (iv) the Del-Tin Business shall not constitute part of the Business. Seller anticipates entering into discussions with Deltic regarding the buy-sell right set forth in the Del-Tin Operating Agreement, which may result in TIN’s ownership of the Deltic JV Interest or Deltic’s ownership of the TIN JV Interest.
(d)    If Deltic becomes the owner of 100% of the membership interests in Del-Tin, (i) any and all proceeds resulting from the sale of the TIN JV Interest to Deltic shall be and remain the sole and exclusive property of TIN, and such proceeds shall constitute Excluded Assets, (ii) all of the Del-Tin Assets shall constitute Excluded Assets, (iii) Del-Tin shall not become a member of the Seller Group, (iv) the Del-Tin Business shall not constitute part of the Business, and (v) all of the Del-Tin Liabilities shall constitute Retained Liabilities.

(e)    If TIN owns less than 100% of the membership interests in Del-Tin as of the Closing, (i) all of the Del-Tin Assets shall constitute Excluded Assets (ii) Del-Tin shall not become a member of the Seller Group, (iii) the Del-Tin Business shall not constitute part of the Business, and (iv) all of the Del-Tin Liabilities shall constitute Retained Liabilities.
(f)    If TIN becomes the owner of 100% of the membership interests in Del-Tin on or prior to the Closing Date, effective as of the Closing, (i) Del-Tin shall be deemed a member of the Seller Group, (ii) the Del-Tin Assets shall constitute Transferred Assets, (iii) any Real Property owned by Del-Tin shall constitute Transferred Real Property, (iv) the Del-Tin Business shall constitute part of the Business, (v) Purchaser shall assume, and shall pay, perform and discharge when due the Del-Tin Liabilities to the extent such Liabilities are covered by Section 1.04(b) as a result of Section 6.16(d)(i), (ii), (iii) and (iv) above, (vi) all of the employees of Del-Tin shall constitute Business Employees, (vii) all of the Del-Tin Benefit Plans and the Del-Tin Benefit Arrangements shall constitute Business Benefit Plans and Business Benefit Agreements, and (viii) Purchaser will not assume any Indebtedness of Del-Tin.
(g)    Notwithstanding anything to the contrary contained in this Agreement, if TIN becomes the owner of 100% of the membership interests in Del-Tin after the Closing Date but on or prior to the date that is six months after the Closing Date (such date being referred to as the “Del-Tin Ownership Date”), effective as of the Deferred Del-Tin Closing Date, (i) Del-Tin shall be deemed a member of the Seller Group, (ii) Seller shall cause Del-Tin to transfer, assign and convey to Purchaser, and Purchaser shall acquire and accept from Del-Tin, the Del-Tin Assets, and the Del-Tin Assets shall constitute Transferred Assets, (iii) Seller shall cause Del-Tin to transfer, assign and convey to Purchaser, and Purchaser shall acquire and accept from Del-Tin,any Real Property owned by Del-Tin and such real property shall constitute Transferred Real Property, (iv)the Del-Tin Business shall constitute part of the Business, (v) Purchaser shall assume, and shall pay, perform and discharge when due the Del-Tin Liabilities to the extent such Liabilities are covered by Section 1.04(b) as a result of Section 6.16(d)(i), (ii), (iii) and (iv) above and such Liabilities shall constitute Assumed Liabilities, (vi) all of the employees of Del-Tin shall constitute Business Employees, and Purchaser shall make offers of employment to the Del-Tin employees and establish or have in effect compensation and benefit plans, programs and arrangements for the benefit of the Del-Tin employees all in a manner consistent with the terms of this Agreement, (vii) all of the Del-Tin Benefit Plans and the Del-Tin Benefit Arrangements shall constitute Business Benefit Plans and Business Benefit Agreements, and (viii) Purchaser will not assume any Indebtedness of Del-Tin. The consummation of the purchase and sale of the Del-Tin Assets and the assumption of the Del-Tin Liabilities (the “Deferred Del-Tin Closing” and the date of the Deferred Del-Tin Closing being referred to as the “Deferred Del-Tin Closing Date”) shall occur on such date as is mutually agreed by Purchaser and Seller, but in no event later than sixty (60) days following the Del-Tin Ownership Date.

(i)    At the Deferred Del-Tin Closing, Purchaser shall pay to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller, an amount equal to the Del-Tin Purchase Price (as adjusted in accordance with Section 6.16(f)) and the Deferred Del-Tin Closing shall be effectuated by the execution and delivery by Purchaser, Seller and Del-Tin of instruments of assignment, conveyance and assumption and other documents substantially similar in form and substance to those described in Section 2.02, as applicable.
(ii)    The parties acknowledge and agree that: (A) the representations and warranties contained in Article IV with respect to Del-Tin (as a member of the Seller Group), the Del-Tin Assets and the Del-Tin Business shall be deemed to be made as of the Deferred Del-Tin Closing Date; and (B) Purchaser shall not be obligated to consummate the Deferred Del-Tin Closing unless a duly authorized officer of Seller executes and delivers to Purchaser a certificate, dated as of the Del-Tin Closing Date, to the effect that the representations and warranties contained in Article IV with respect to Del-Tin (as a member of the Seller Group) and the Del-Tin Assets and the Business with respect to Del-Tin are true and correct as of the Deferred Del-Tin Closing (subject to the standards specified in Section 7.02(a)(i)).
(h)    Del-Tin Purchase Price Adjustment. The parties acknowledge and agree that, if the Del-Tin Closing is effectuated in accordance with Section 6.16(e), the Del-Tin Purchase Price shall be subject to adjustment as set forth in this Section 6.16(f).
(i)    Del-Tin Closing Date Statement. Within 90 days after the Deferred Del-Tin Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Del-Tin Closing Date Statement”), setting forth the Del-Tin Net Working Capital as of the close of business on the Deferred Del-Tin Closing Date (the “Del-Tin Closing Net Working Capital”). Seller shall cause Del-Tin to provide assistance to Purchaser in the preparation of the Del-Tin Closing Date Statement and to provide Purchaser access at all times to the personnel, properties, Contracts and Records of Del-Tin for such purpose.
(ii)    Objections; Resolution of Disputes. Any objections and resolutions of disputes with respect to the Del-Tin Closing Date Statement will be made in accordance with the procedures and principles contained in Section 2.03 as if the Del-Tin Closing Date Statement were the Closing Date Statement and the Del-Tin Closing Net Working Capital were the Closing Net Working Capital.
(iii)    Del-Tin Adjustment Payment. If the Del-Tin Closing Net Working Capital (as finally determined in accordance with Section 6.16(f)(ii)) exceeds the Del-Tin Target Net Working Capital, the Del-Tin Purchase Price shall be increased by such amount, which amount shall be paid by Purchaser to Seller by wire transfer in immediately available funds within 10 Business Days after the Del-Tin Closing Date Statement becomes final and binding on the parties. If the

Del-Tin Closing Net Working Capital (as finally determined in accordance with Section 6.16(f)(ii)) is less than the Del-Tin Target Net Working Capital, the Del-Tin Purchase Price shall be decreased by such amount, which amount shall be paid by Seller to Purchaser by wire transfer in immediately available funds within 10 Business Days after the Del-Tin Closing Date Statement becomes final and binding on the parties.
(iv)    Certain Definitions. The term “Del-Tin Net Working Capital” means (A) the sum of trade accounts receivable (net of reserves), inventory (net of reserves) and pre-paid expenses (including sales, use and property Taxes but excluding Income Taxes), in each case to the extent such item constitutes a Del-Tin Asset, minus (B) the sum of trade accounts payable, accrued payroll (including accrued but unused vacation leave) and accrued current liabilities (including sales, use and property Taxes but excluding Income Taxes), in each case to the extent such item constitutes an Assumed Liability arising out of the Del-Tin Assets or the Business with respect to Del-Tin, calculated using the Applicable Accounting Principles. The Del-Tin Closing Net Working Capital is to be calculated as of close of business on the Deferred Del-Tin Closing Date in accordance with the Applicable Accounting Principles. The Del-Tin Closing Net Working Capital shall include any items for amounts with respect to sales, use and property Taxes (whether deferred, accrued or current) but, as described above, shall exclude any items for amounts with respect to Income Taxes (whether deferred, accrued or current). The scope of the disputes with respect to Del-Tin Closing Net Working Capital to be resolved by the Accounting Firm as provided in Section 6.16(f)(ii) shall be solely limited to whether such calculation was determined in accordance with the Applicable Accounting Principles, and whether there were mathematical errors in the calculation of Del-Tin Closing Net Working Capital in the Del-Tin Closing Date Statement. Without limiting the generality of the foregoing, no determination of the Accounting Firm shall be conclusive as to the determination of the accuracy of any representation or warranty in this Agreement or as to compliance by Seller or Purchaser with any of its covenants in this Agreement (other than (A) whether the Del-Tin Closing Date Statement calculation of Del-Tin Closing Net Working Capital was done in accordance with the Applicable Accounting Principles and (B) whether there were any mathematical errors in the calculation of Del-Tin Closing Net Working Capital in the Del-Tin Closing Date Statement).
(v)    Adjustments. All payments required pursuant to this Section 6.16(f) will be deemed to be adjustments for Tax purposes to the Del-Tin Purchase Price, to the extent permitted by applicable Law.
(i)    Notwithstanding anything to the contrary contained in the Transaction Documents, Seller, the Seller Group and their affiliates shall have no obligation to take any actions that are prohibited by, inconsistent with or that would require consent under the Del-Tin Operating Agreement.

SECTION 6.17    Residual Knowledge. Seller and its affiliates shall be free to use for any purpose the Residual Knowledge. Purchaser hereby covenants to Seller not to bring any action against Seller or its affiliates for any claim of infringement, misappropriation, dilution or unfair competition with regard to their respective use of the Residual Knowledge.
SECTION 6.18    Title Insurance. Prior to Closing, Purchaser shall obtain a commitment (each, a “Title Commitment”) for an ALTA, or TLTA as applicable, owner’s title insurance policy (with respect to each Owned Real Property and any other owned Business Real Property) and an ALTA, or TLTA as applicable, leasehold title insurance policy (with respect to each Leased Real Property and any other leased Business Real Property other than the Leased Real Property set forth on Section 6.18(a) of the Seller Disclosure Letter) (each, a “Title Insurance Policy”) through the Title Company for each property constituting Business Real Property listing Purchaser as the insured. Prior to Closing, Purchaser shall obtain final Title Insurance Policies for each property constituting Business Real Property. The Title Insurance Policies shall be valid and effective as of Closing, and on or prior to Closing, Seller and Purchaser shall take all necessary actions and execute any and all affidavits, certificates or other documents required by the Title Company in order to issue the Title Insurance Policies at Closing. Prior to Closing, Purchaser shall provide Seller with copies of the Title Commitments. Purchaser shall pay all costs and expenses related to the Title Commitments and Title Insurance Policies, including all costs and expenses for all title examinations and all title insurance premiums. Notwithstanding any provision to the contrary in this Agreement, with respect to any Losses arising with respect to breaches of the representations and warranties contained in Section 4.12 (Real Property; Other Assets), Purchaser shall diligently pursue any and all title and other claims under the Title Insurance Policies and shall not be entitled to assert any claims or rights against Seller under the Transaction Documents with respect to such Losses, including pursuant to Article X of this Agreement. Notwithstanding anything to the contrary contained herein, including the issuance of the Title Insurance Policies by the Title Company, the parties agree that Seller will deliver (a) the originals of any documents required to be recorded in the real property records, including the deeds conveying the Owned Real Property, the Diboll Access Agreement, the Diboll Stormwater Agreement, the Rome Declaration of Easements, and the Rome Declaration of Stormwater to Seller’s Title Agent and Seller’s Title Agent shall have sole responsibility for timely recording such documents and (b) copies of such documents to the Title Company. Seller shall cause Seller’s Title Agent to promptly deliver originals of the recorded documents to the Title Company upon receipt from the applicable recording authority. Subsequent to Closing, Purchaser shall cause the Title Company to promptly deliver copies of the final Title Insurance Policies to Seller and Seller’s Title Agent.
SECTION 6.19    Further Assurances. From time to time, prior to and following the Closing, as and when requested by any party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement and to effectuate and evidence the transfer of assets and Liabilities contemplated hereby.

ARTICLE VII
CONDITIONS PRECEDENT
SECTION 7.01    Conditions to Each Party’s Obligations. The obligations of Purchaser and Seller to effect the Transactions are subject to the satisfaction (or waiver by Purchaser and Seller) on or prior to the Closing Date of the following conditions:
(q)    Review Law Approvals. Any waiting period (and any extension thereof) applicable to the consummation of the Acquisition under the HSR Act shall have been terminated or shall have expired, and no judgment, injunction, order or decree shall be in effect preventing the consummation of the Transactions, which judgment, injunction, order or decree was issued at the request of the DOJ, FTC or other Governmental Entity to enforce any Review Law. Any consents, approvals, filings and other requirements under any other Review Law, the absence of which would constitute a violation of Law or prohibit the consummation of the Acquisition, shall have been obtained or made; and
(r)    No Injunctions or Restraints. No statute, rule, regulation, executive order, decree, temporary restraining order, cease trading order, preliminary or permanent injunction or other order of any nature enacted, entered, promulgated, enforced or issued by any Governmental Entity, or other legal restraint or prohibition, in each case preventing the consummation of the Acquisition, shall be in effect.
The foregoing conditions are for the mutual benefit of each of Seller and Purchaser. Each party may, at any time and subject to Section 8.04, waive, in whole or in part, any of the foregoing conditions solely with respect to such party’s obligations to effect the Transactions.
SECTION 7.02    Conditions to Obligations of Seller. The obligation of Seller to effect the Transactions is subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. (i) Each of the Purchaser Fundamental Representations that is qualified as to materiality shall be true and correct in all respects and each of the Purchaser Fundamental Representations that is not qualified as to materiality shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such date), and (ii) each of the other representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” or similar qualifier set forth therein) has not had, individually or in the aggregate, a Purchaser Material Adverse Effect. Seller shall have received a certificate to such effect signed on behalf of Purchaser by an officer of Purchaser;

(b)    Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate to such effect signed on behalf of Purchaser by an officer of Purchaser;
(c)    Transaction Documents. Purchaser shall have executed and delivered each of the Liability Assumption Documents and Ancillary Agreements to which it is a party, including the documents and instruments required by Section 2.02(b); and
(d)    Title Policies. The Title Company shall have issued the Title Insurance Policies.
The foregoing conditions are for the sole benefit of Seller and may, subject to Section 8.04, be waived, in whole or in part, by Seller at any time.
SECTION 7.03    Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Transactions is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:
(f)    Representations and Warranties. (i) Each of the Seller Fundamental Representations that is qualified as to materiality shall be true and correct in all respects and each of the Seller Fundamental Representations that is not qualified as to materiality shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such date), and (ii) each of the other representations and warranties of Seller set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be true and correct as of such date) except where the failure of such representations and warranties to be so true and correct (without giving effect to any “materiality” or “Business Material Adverse Effect” or similar qualifier set forth therein) has not had, individually or in the aggregate, a Business Material Adverse Effect. Purchaser shall have received a certificate to such effect signed on behalf of Seller by an officer of Seller;
(g)    Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate to such effect signed on behalf of Seller by an officer of Seller;
(h)    Transaction Documents. Seller shall have executed and delivered each of the Asset Conveyance Documents and Ancillary Agreements to which it is a party and each of the other Closing deliverables set forth in Section 2.02(a) and shall have caused each other applicable member of the Seller Group to execute and deliver each of the Asset Conveyance Documents and Ancillary Agreements to which such member is a party; and

(i)    No Business Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any Business Material Adverse Effect.
The foregoing conditions are for the sole benefit of Purchaser and may, subject to Section 8.04, be waived, in whole or in part, by Purchaser at any time.
SECTION 7.04    Frustration of Closing Conditions. Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to act in accordance with Sections 6.04 and 6.05.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
SECTION 8.01    Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:
(e)    by mutual written consent of Seller and Purchaser;
(f)    by written notice from either Seller or Purchaser to the other party, if
(i) the Closing has not occurred on or prior to July 31, 2013 (as extended pursuant to this Section 8.01(b), the “Termination Date”); provided, however, (A) if either Seller or Purchaser has notified the other party of its intent to terminate this Agreement pursuant to Sections 8.01(c) or 8.01(d) less than 20 days prior to the Termination Date, the Termination Date shall be extended to the end of the 20 day period following such notification by either Seller or Purchaser, or (B) if any applicable waiting periods under the HSR Act or any other Review Law (including as a result of any second requests thereunder) have not expired or otherwise terminated by such date, other than as a result of any breach or failure to perform any covenant hereunder by Seller, the Termination Date shall automatically be extended for 60 days; or (ii) any judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining Purchaser or Seller from consummating the Acquisition is entered and such injunction, judgment or order shall have become final and non-appealable; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 8.01(b) if the failure of the Closing to have occurred on or prior to the Termination Date is the result of such party’s breach of this Agreement;
(g)    by written notice from Seller to Purchaser, if Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in any Transaction Document, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) cannot be or has not been cured by the later of (A) 20 days after Seller has notified Purchaser of its intent to terminate this Agreement pursuant to this Section 8.01(c) and (B) the Termination Date (provided that Seller is not then in material breach of any representation, warranty or covenant contained in any Transaction Document); or

(h)    by written notice from Purchaser to Seller, if Seller breaches or fails to perform any of its representations, warranties or covenants contained in any Transaction Document, which breach or failure to perform (i) would give rise to the failure of a condition set forth in (A) Section 7.03(a)(ii) or (B) Sections 7.03(a)(i), 7.03(b) or 7.03(d) and (ii) cannot be or has not been cured by the later of (A) 20 days after Seller has notified Purchaser of its intent to terminate this Agreement pursuant to this Section 8.01(d) and (B) the Termination Date (provided that Purchaser is not then in material breach of any representation, warranty or covenant contained in any Transaction Document).
SECTION 8.02    Effect of Termination. If this Agreement is terminated and the Transactions are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 6.08, Section 6.09, this Section 8.02, Section 11.02, Section 11.04, Section 11.05, Section 11.06, Section 11.07, Section 11.08, Section 11.10, Section 11.11, Section 11.12, and Section 11.03 (to the extent any defined terms therein apply to foregoing sections). Nothing in this Section 8.02 shall be deemed to release any party from any Liability to the other party for any breach by such party of the covenants and other agreements of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.
SECTION 8.03    Amendment. This Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties hereto.
SECTION 8.04    Extension; Waiver. At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. A waiver by any party of the performance of any act, covenant, agreement, obligation, condition, representation or warranty will not constitute a waiver of the performance of any other act, covenant, agreement, obligation, condition, representation or warranty.
ARTICLE IX
TAX MATTERS
SECTION 9.01    Certain Tax Matters.
(j)    Allocations. Within 60 days following the date upon which Seller and Purchaser agree to the Adjusted Purchase Price pursuant to Section 2.03(d), Seller and Purchaser shall mutually agree on the fair market value of the Transferred Equity Interests and the Transferred Assets and shall allocate an amount of the Purchase Price plus the Assumed Liabilities among the Transferred Equity Interests and among the Transferred Assets in an amount equal to such fair market value as determined by the parties. If Seller and Purchaser are unable to agree on such allocation, the Accounting

Firm shall determine the fair market value of the Transferred Equity Interests and Transferred Assets. Seller and Purchaser shall use their commercially reasonable efforts to cause the opinion of the Accounting Firm to be rendered within 30 days following the date the dispute is submitted and such opinion shall be conclusive and binding on the parties, who shall allocate an amount of Purchase Price plus the Assumed Liabilities (and any other items required to be treated as purchase price for Tax purposes), among the Transferred Equity Interests and among the Transferred Assets in an amount equal to their fair market values as determined by the Accounting Firm (such allocation as is agreed by the parties or determined by the Accounting Firm, the “Allocation”). Seller and Purchaser shall adjust the Allocation from time to time as mutually agreed to reflect any adjustments to the Purchase Price hereunder (with any dispute to be resolved by the Accounting Firm). All fees and expenses of the Accounting Firm shall be shared equally by Seller and Purchaser.
(k)    Certain Reporting and Filing Requirements. The Allocation shall comply with Section 1060 of the Code and the Treasury Regulations thereunder and any applicable local Laws. Seller and Purchaser agree that they shall and shall cause their respective affiliates to (i) cooperate in good faith in preparing IRS Form 8594, (ii) furnish a copy of such IRS Form 8594 to the other in draft form not later than the earlier of
(x) 30 days after Seller and Purchaser have agreed to the Allocation in accordance with Section 9.01(a) and (y) 60 days prior to its filing due date, (iii) report the sale and purchase of the Transferred Equity Interests and the other Transferred Assets for U.S. Tax purposes and all other applicable Tax purposes in accordance with the Allocation, (iv) cooperate in the filing of any forms (including IRS Form 8594) required to be filed with regard to the Allocation, including any amendments to such forms required pursuant to any applicable Law or this Agreement and (v) not take any position inconsistent with the Allocation on any of their respective Tax Returns (including IRS Form 8594), in any refund claim, in any litigation or otherwise unless required by Law or consented to in writing by the other party. The parties shall promptly inform one another of any challenge with respect to the Allocation by any Taxing Authority, and agree to consult and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge and to use their reasonable best efforts (and to cause their respective affiliates) to defend such Allocation in any audit or similar proceeding.
(l)    Transfer Taxes; Rollback Taxes.
(iii)    All Transfer Taxes applicable to the conveyance and transfer from Seller or any member of the Seller Group to Purchaser (and any affiliate of Purchaser) of the Transferred Equity Interests and the other Transferred Assets shall be borne equally by Seller and Purchaser when due. All Rollback Taxes shall be paid by Purchaser when due. Seller and its affiliates shall make all filings, returns, reports and forms, as and when required, to comply with the provisions of any applicable Laws relating to Transfer Taxes. Seller shall timely remit the full amount of such Transfer Taxes to the appropriate Taxing Authority and Purchaser shall reimburse Seller for its portion of the Transfer Taxes paid by Seller within

20 days after Purchaser receives evidence of actual payment of such Transfer Taxes. No later than 30 days after the Closing Date, (A) Purchaser shall provide to Seller a Certificate or Certificates that (1) has a valid sales tax registration number for each state in which any inventory included in the transfer is physically located, (2) is signed and dated by Purchaser, (3) includes the title of the signatory, if required, and (4) does not include “applied for,” “pending” or other similar designation that indicates that Purchaser has not received a sales tax registration number,” and (B) Purchaser shall provide to Seller any applicable valid manufacturing exemption certificate or copy of a direct pay permit which would relieve Seller of the obligation to collect and remit some or all of such Transfer Taxes. Unless otherwise required by applicable Law, Purchaser shall make all filings, returns, reports and forms, as and when required to comply with the provisions of any applicable Law relating to Rollback Taxes. If required by applicable Law, Purchaser shall, and shall cause its affiliates to, join in the execution of any such filings, returns, reports and forms related to Transfer Taxes.
(iv)    If Purchaser is required by applicable Law to remit any Transfer Taxes, (A) Purchaser shall timely remit such Transfer Taxes and (B) Seller shall reimburse Purchaser for its portion of the Transfer Taxes paid by Purchaser
20 days after Seller receives evidence of actual payment of such Transfer Taxes by Purchaser (or Seller may offset any such amounts that Purchaser is required to reimburse to Seller under Section 9.01(c)(i)). If Seller is required by applicable Law to remit any Rollback Taxes, (X) Seller shall remit such Rollback Taxes and (Y) Purchaser shall reimburse Seller for such Rollback Taxes within 20 days after Purchaser receives evidence of Seller’s actual payment of such Rollback Taxes.
(v)    Seller and Purchaser and their respective affiliates shall cooperate in minimizing any Transfer Taxes and Rollback Taxes.
(m)    Straddle Period. Any Taxes (other than Taxes described in Section 9.01(c)) imposed with respect to a Straddle Period shall be allocated between the portions of the Straddle Period in the following manner: (i) in the case of a property, ad valorem or other similar Taxes for a Straddle Period, the amount of such Tax allocable to a portion of the Straddle Period shall be the total amount of such Tax for the Tax period in question multiplied by a fraction, the numerator of which is the total number of days in such portion of such Straddle Period and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of all other Taxes (other than Taxes described in Section 9.01(c) and Section 9.01(d)(i)) for a Straddle Period, such Taxes shall be allocated to the relevant portion of the Straddle Period assuming an interim closing of the books as of the close of business on the Closing Date.
(n)    Pre-Paid Taxes and Tax Refunds. To the extent Pre-paid Taxes exceed the Taxes for which the Seller is responsible under this Agreement for a Straddle Period (as determined pursuant to Section 9.01(d)), Purchaser shall pay Seller such excess within
20 days of the parties’ determination of such excess. To the extent any Tax refunds

(including any interest paid or credited with respect thereto) relating to Taxes which are Retained Liabilities, such refunds shall be the property of Seller, and if received by Purchaser, shall be paid to Seller in accordance with Section 6.12, net of any Taxes payable by Purchaser or any affiliate of Purchaser which result from the receipt of such refund. For the avoidance of doubt, and subject to the provisions of Section 9.01(g), Purchaser shall retain refunds, if any, that are attributable to any carryback of net operating losses, capital losses, credits or other Tax attributes relating to a Tax period or portion thereof beginning after the Closing Date.
(o)    Preparation of Tax Returns.
(i)    Seller Responsibility. Except as otherwise provided in
Sections 9.01(c), 9.01(f)(ii), 9.01(f)(iii) and 9.01(j) Seller shall make all determinations with respect to and shall timely file (A) all Tax Returns with respect to the Transferred Entities and the Business for any Pre-Closing Tax Period, and (B) any property Tax Returns relating to personal property with lien dates that occur prior to the Closing and, in each case, shall bear the costs of preparing and filing such Tax Returns.
(ii)    Purchaser Responsibility. Except as otherwise provided in Sections 9.01(c) and 9.01(f)(iii), Purchaser shall make all determinations with respect to and shall timely file (A) all Tax Returns with respect to the Transferred Entities and the Business for any Post-Closing Tax Period and (B) any property Tax Returns relating to personal property with lien dates that occur after the Closing. At Seller’s request, Purchaser will timely provide Seller with such information and records and make such of its representatives available as may reasonably be requested by Seller, and to cause any Transferred Entities to join with Seller, in making certain elections with respect to any Seller Group federal consolidated Tax Returns for all taxable periods if the making of such election does not have an adverse impact on Purchaser or any of its affiliates for any Post-Closing Tax Period.
(iii)    Straddle Periods. Purchaser shall be responsible for preparing and filing all Tax Returns for Straddle Periods and shall bear the costs of preparing and filing such Tax Returns unless otherwise required by applicable Law.
(iv)    The Tax Returns prepared by Seller pursuant to Section 9.01(f)(i) are referred to as the “Seller Prepared Tax Returns,” and the Tax Returns prepared by Purchaser pursuant to Section 9.01(f)(iii) are referred to as the “Purchaser Prepared Tax Returns.” Such Tax Returns shall be prepared in a manner consistent with the prior practice of Seller or the Seller Group, as the case may be, unless otherwise required by applicable Law. At least 45 days before the date on which each such Tax Return is due (or such shorter period as the circumstances require, but only in the case of a non-income Tax Return), if such Tax Return is a Purchaser Prepared Tax Return, Purchaser shall submit such Tax Return to Seller for its review and approval, and if such Tax Return is a Seller Prepared Tax

Return, Seller shall submit such Tax Return to Purchaser for its review and approval. Such approval by Seller or Purchaser, as the case may be, shall not be unreasonably withheld or delayed. The reviewing party shall submit its written comments, if any, to the other party no less than 30 days (or such shorter period as the circumstances require, but only in the case of a non-income Tax Return) prior to the due date of such Tax Return, and the non-reviewing party shall make any change to any such Tax Return (or file any amendment to such Tax Return) as is reasonably requested by the reviewing party, so long as there is a reasonable basis in fact and Law for such change. Seller and Purchaser agree to consult and attempt to timely resolve in good faith any issue arising as a result of their respective review of any Tax Return prepared and filed pursuant to this
Section 9.01(f)(iv). Seller shall timely pay (or cause to be timely paid) all Taxes due with respect to any Seller Prepared Tax Return. Purchaser shall timely pay (or cause to be timely paid) all taxes due with respect to any Purchaser Prepared Tax Return. Seller shall promptly pay, or cause to be promptly paid, to Purchaser the amount of such Tax for which Seller is responsible pursuant to this Agreement for any Purchaser Prepared Tax Return, to the extent not paid or accrued at or before the Closing. Purchaser shall promptly pay, or cause to be promptly paid, to Seller (or its affiliate) the amount of such Tax for which Purchaser is responsible pursuant to this Agreement for any Seller Prepared Tax Return, to the extent not paid or accrued at or before the Closing. In the event of any disagreement between Purchaser and Seller with respect to such Tax Returns described in this Section 9.01(f)(iv), such disagreement shall be resolved by the Accounting Firm, and any such determination by the Accounting Firm shall be final. The fees and expenses of the Accounting Firm shall be borne equally by Purchaser and Seller. If the Accounting Firm does not resolve any differences between Purchaser and Seller with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be filed as prepared by the non-reviewing party and subsequently amended to reflect Accounting Firm’s resolution.
(p)    Restrictions on Carrybacks and Amended Returns. To the extent permitted by Law, (i) Purchaser shall elect to forego a carryback of any net operating losses, capital losses, credits or other Tax benefits to a Pre-Closing Tax Period and (ii) Purchaser shall not amend any Tax Return described in Section 9.01(f)(i), except with Seller’s prior written consent (which shall not be unreasonably withheld or delayed).
(q)    Section 338 Election. Purchaser shall not make an election pursuant to Section 338(g) of the Code with respect to the Transferred Entities without Seller’s prior written consent (which shall not be unreasonably withheld or delayed).
(r)    FIRPTA. Seller and each member of the Seller Group, as applicable, shall furnish to Purchaser on or prior to the Closing Date certificates of its respective non-foreign status in form and in substance reasonably satisfactory to Purchaser that complies with the provisions of Treasury Regulations Section 1.1445-2(b) (collectively, the “FIRPTA Certificates”).

(s)    To the extent that the transactions contemplated by this Agreement result in the transfer by Seller or a member of the Seller Group of a “loss share” in the Transferred Entities as defined by Treasury Regulations Section 1.1502-36(f)(7), and such transfer would likely result in the reduction of the inside tax attributes of the Transferred Entities under the rules of Treasury Regulations Section 1.1502-36(d), Seller will protectively elect (or cause to protectively elect), pursuant to Treasury Regulations Section 1.1502-36(d)(6) to reduce the tax basis in the shares of Transferred Entities such that no amount of reduction, if any, is applied to the inside tax attributes of Transferred Entities.
(t)    Pursuant to the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320, (i) Purchaser and Seller shall report on a predecessor/successor basis as set forth therein, (ii) Seller will not be relieved from filing a Form W-2 with respect to any Transferred Employees, and (iii) Purchaser will undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee only with respect to the portion of the year during which such Transferred Employees are employed by Purchaser that includes the Closing Date, excluding the portion of such year that such Transferred Employee was employed by Seller.
SECTION 9.02    Tax Sharing. Any and all existing Tax sharing agreements between the Business (including any Transferred Entity) and any member of the Seller Group or any of their affiliates, shall be terminated as of the Closing Date. After such date neither any of the Transferred Entities, any member of the Seller Group, nor any affiliate of any member of the Seller Group shall have any further rights or Liabilities thereunder.
SECTION 9.03    Cooperation on Tax Matters. Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to Records whether in hard copy paper form or in electronic form) and assistance relating to (i) the Business and the Transferred Entities as is reasonably necessary for the filing of any Tax Return (including any report required pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder), for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment and (ii) the Hope Bonds Assignment and Assumption Agreements and the Payment in Lieu of Taxes Agreement related to the Hope Bonds. Purchaser and Seller agree to retain or cause to be retained all Records (including the maintenance of systems and software necessary to retrieve such electronic Records) pertinent to the Business and the Transferred Entities until 30 days following the applicable period for assessment under Law (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. Purchaser agrees to give Seller reasonable notice prior to transferring, discarding or destroying any such Records (including electronic Records) relating to Tax matters and, if Seller so requests, Purchaser shall allow Seller to take possession of such Records (including electronic Records) at Seller’s expense. Purchaser and Seller shall cooperate with each other in the conduct of any audit or other proceedings involving the Business or any Transferred Entity for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are reasonably necessary to carry out the intent of this Section 9.03. Nothing in this Agreement shall be construed as providing Purchaser with the right to receive a copy of or review any financial or Tax records relating to the Business (other than Tax records of the Transferred Entities) that form part of Seller’s or any other member of the Seller Group’s general ledger or Tax Returns. Notwithstanding anything to the contrary herein (including Section 2.03(f)), neither Seller nor any other member of the Seller Group shall be entitled to review the Tax Returns of Purchaser or any affiliate of Purchaser for any purpose, including in connection with any Action or other dispute (whether between the parties hereto or involving third parties) or otherwise.
SECTION 9.04    Tax-Deferred Exchange. Purchaser and Seller understand and acknowledge the rights of Purchaser and Seller, at their option, to structure any portion of the transaction contemplated by this Agreement so as to qualify as a tax-free exchange of like-kind property in compliance with the provisions of Section 1031 of the Code (“Section 1031”). The parties agree to use their commercially reasonable efforts, at the requesting party’s sole expense, to cooperate to allow Purchaser or Seller, as the case may be, to structure any portion of the transaction contemplated by this Agreement to effect a like-kind exchange in compliance with the provisions of Section 1031 and the Treasury Regulations promulgated thereunder. Accordingly, Purchaser or Seller, as the case may be, may enter into a written exchange agreement or assignment agreement at any time prior to Closing with a “Qualified Intermediary” (as defined in Treasury Regulations Section 1.1031(k)-1(g)(4)(iii)) or an “Exchange Accommodation Titleholder” (as described in Revenue Procedure 2000-37) for the assignment of the rights of Purchaser or Seller, as the case may be, under this Agreement in whole or in part to such “Qualified Intermediary” or “Exchange Accommodation Titleholder” (in either event, an “Intermediary”). The Intermediary shall be designated in writing by Seller to Purchaser or vice versa and Purchaser or Seller, as the case may be, agrees that Purchaser or Seller, as the case may be, shall sign and deliver to Purchaser or Seller, as the case may be, a written instrument (to be prepared by Purchaser or Seller, as the case may be) acknowledging the designation of the Intermediary and the assignment of the right, title and interest of Purchaser or Seller, as the case may be, under this Agreement in whole or in part to the Intermediary. Upon designation of the Intermediary by Purchaser or Seller, as the case may be, and upon the Intermediary’s written assumption of the obligations of Purchaser or Seller, as the case may be, hereunder, the Intermediary shall be substituted for Purchaser or Seller, as the case may be, as the seller under this Agreement. Purchaser or Seller, as the case may be, agrees in such case to take title to the applicable Transferred Assets from the Intermediary and to render Purchaser’s or Seller’s, as the case may be, performance of all of its obligations under this Agreement to the Intermediary; provided, however, that the conveyance of title to the applicable Transferred Assets by the Intermediary to Purchaser or Seller, as the case may be, shall be in the form of the Asset Conveyance Documents from Seller to Purchaser, or vice versa. The Closing shall not be delayed as a result of any like-kind exchange aspects of the transaction. If Purchaser or Seller, as the case may be, is unsuccessful in its efforts to structure the transaction contemplated by this Agreement as part of a like-kind exchange, such occurrence shall not be deemed or construed as the failure of a condition precedent to Seller’s obligations under this Agreement (including Purchaser’s or Seller’s, as the case may be, obligation to consummate the transaction contemplated herein); and in such case, Closing shall proceed as if this Section 9.04 were not included in this Agreement. In the event Purchaser or Seller, as the case may be, designates a party or entity to serve as an Intermediary, Purchaser or Seller, as the case may be, shall unconditionally guarantee the full and timely performance by the Intermediary of each and every one of the representations, warranties, covenants, indemnities, obligations and undertakings (as the case may be) of the Intermediary (as the successor Purchaser or Seller, as the case may be, hereunder, by assignment) pursuant to this Agreement and the Ancillary Agreements. As such guarantor, Purchaser or Seller, as the case may be, shall be treated as a primary obligor with respect to such representations, warranties, covenants, indemnities, obligations and undertakings (as the case may be), and, in the event of a breach by the Intermediary under this Agreement or the Ancillary Agreements, Purchaser may proceed directly against Seller (or vice versa) on the guarantee without the need to join the Intermediary as a party to the action. Purchaser or Seller, as the case may be, unconditionally waives any defense that it might have as guarantor that it would not have if it had made or undertaken these representations, warranties, covenants, indemnities, obligations and undertakings (as the case may be) directly.
SECTION 9.05    Sales Tax Indemnification. Promptly upon receipt, Purchaser shall provide Seller a copy of any sales or use Tax exemption certificates (the “Certificates”) from the states in which inventory and any tangible personal property purchased for resale is located and will be acquired pursuant to the terms of this Agreement. In the event that Purchaser is unable to provide Seller with such Certificates, Purchaser shall indemnify and hold harmless Seller and members of the Seller Group from and against any liability for such states’ sales Taxes (the “Sales Tax”) that may result from the sale of inventory and any tangible personal property purchased for resale to Purchaser pursuant to this Agreement. Any indemnification made pursuant to this Section 9.05 shall be from the first dollar of the applicable Sales Tax. The obligation of Purchaser under this Section 9.05 shall terminate 30 days following the expiration of the relevant statute of limitations of Seller and the members of the Seller Group (giving effect to any applicable extensions or waivers thereof) relating to Sales Tax, but in no event shall such expiration affect any other provision of this Agreement. Section 10.03(b) shall apply to any Tax Claim relating to any applicable state Sales Tax.

ARTICLE X
INDEMNIFICATION

SECTION 10.01    Indemnification by Seller.
(h)    From and after the Closing Date, Seller shall indemnify, defend and hold harmless Purchaser and each of its affiliates and each of their respective officers, directors, employees, shareholders, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (the “Purchaser Indemnitees”) from, against and in respect of any and all claims, losses, costs, penalties, fines, Taxes, Judgments (at equity or at law), damages (whether based on contract, tort, strict liability, other Law or otherwise), and Liabilities or expenses, including amounts paid in settlement, costs of investigation and reasonable legal fees and expenses, including expert fees and any such fees incurred in connection with the enforcement of this Agreement, including the enforcement of this Article X (collectively, “Losses”), to the extent arising or resulting from any of the following:
(xxv)    any Retained Liability;
(xxvi)    any breach of any covenant or agreement of Seller contained in this Agreement;
(xxvii)    any breach or inaccuracy of any representation or warranty of Seller that is contained in this Agreement (for purposes of this
Section 10.01(a)(iii), the Seller Designated Representations, shall be read without reference to materiality, Business Material Adverse Effect or similar monetary and non-monetary qualifiers);
(xxviii)    any Pre-Closing Environmental Liabilities; and
(xxix)    any fees, expenses or other payments incurred or owed by Seller or any other member of the Seller Group to any agent, broker, investment banker or other firm or Person retained or employed by it in connection with the Transactions.
(i)    Notwithstanding anything to the contrary in this Agreement, Seller shall not have any Liability:
(i)    under Section 10.01(a)(iii) (except with respect to breaches or inaccuracies of the Seller Fundamental Representations or Sections 4.06(c) or 4.07) unless the aggregate amount of all Losses for which Seller would, but for this Section 10.01(b)(i), be liable under Section 10.01(a)(iii) (except with respect to inaccuracies of the representations and warranties contained in the Seller Fundamental Representations or Sections 4.06(c) or 4.07) exceeds on a cumulative basis an amount equal to 1.5% of the Purchase Price, and then only to the extent of any such excess;
(ii)    under Section 10.01(a)(iii) (except with respect to breaches or inaccuracies of the Seller Fundamental Representations or Sections 4.06(c) or

4.07) for any individual item (or a series of related items) where the Loss relating thereto is less than $350,000, and, with respect to any such items under Section 10.01(a)(iii), such items shall be aggregated for purposes of Section 10.01(b)(i);
(iii)    under Section 10.01(a)(iv) for any individual item (or a series of related items) where the Loss relating thereto is less than $250,000; and
(iv)    under Section 10.01(a)(iii) (except with respect to breaches or inaccuracies of the Seller Fundamental Representations or Section 4.07) or Section 10.01(a)(iv) on an aggregate cumulative basis in excess of an amount equal to 20% of the Purchase Price.
For the avoidance of doubt, the limitations in Sections 10.01(b)(i) and 10.01(b)(ii) shall not apply to breaches or inaccuracies of the Seller Fundamental Representations or Sections 4.06(c) or 4.07 and the limitations in Section 10.01(b)(iv) shall not apply to breaches or inaccuracies of the Seller Fundamental Representations or Section 4.07.
SECTION 10.02    Indemnification by Purchaser.
(e)    From and after the Closing Date, Purchaser shall indemnify, defend and hold harmless Seller, each member of the Seller Group and each of their affiliates and their respective officers, directors, employees, shareholders, agents and representatives and each of the heirs, executors, successors and assigns of any of the foregoing (the “Seller Indemnitees”) from, against and in respect of any and all Losses, to the extent arising or resulting from any of the following:
(iii)    any Assumed Liability (except to the extent Seller has indemnified Purchaser from and against such Liability pursuant to Section 10.01);
(iv)    any breach of any covenant or agreement of Purchaser contained in this Agreement;
(v)    any breach or inaccuracy of any representation or warranty of Purchaser that is contained in this Agreement (for purposes of this
Section 10.02(a)(iii), such representations and warranties shall be read without reference to materiality, Purchaser Material Adverse Effect or similar monetary and non-monetary qualifiers);
(vi)    all Liabilities related to Third Party Claims against any of the Seller Indemnitees to the extent arising out of or relating to Purchaser’s use of the Transferred Assets or operation of the Business after the Closing, other than any liability for which Seller is required to indemnify Purchaser pursuant to Section 10.01;
(vii)    any fees, expenses or other payments incurred or owed by Purchaser or any of its affiliates to any agent, broker, investment banker or other firm or Person retained or employed by it in connection with the Transactions; and
(viii)    any Liabilities arising from Purchaser’s or its affiliate’s hiring process and procedures with respect to the Business Employees.
(f)    Notwithstanding anything to the contrary in this Agreement, Purchaser shall not have any Liability:
(iii)    under Section 10.02(a)(iii) (except with respect to breaches or inaccuracies of the Purchaser Fundamental Representations) unless the aggregate amount of all Losses for which Purchaser would, but for this Section 10.02(b)(i), be liable under Section 10.02(a)(iii) exceeds on a cumulative basis an amount equal to 1.5% of the Purchase Price, and then only to the extent of any such excess;
(iv)    under Section 10.02(a)(iii) (except with respect to breaches or inaccuracies of the Purchaser Fundamental Representations) for any individual item (or a series of related items) where the Loss relating thereto is less than $350,000, and such items shall be aggregated for purposes of
Section 10.02(b)(i); and
(v)    under Section 10.02(a)(iii) (except with respect to breaches or inaccuracies of the Purchaser Fundamental Representations) on an aggregate cumulative basis in excess of amount equal to 20% of the Purchase Price.
For the avoidance of doubt, the limitations in this Section 10.02(b) shall not apply to breaches or inaccuracies of the Purchaser Fundamental Representations.
SECTION 10.03    Indemnification Procedures.
(n)    Procedures Relating to Indemnification of Third Party Claims. If any party (the “Indemnified Party”) receives written notice of the commencement of any action or proceeding or the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought under Sections 10.01 or 10.02 (a “Third Party Claim”), and such Indemnified Party intends to seek indemnity pursuant to this Article X, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought. Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from Liability on account of this indemnification, except if and to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will have 20 days from receipt of any such notice of a Third Party Claim to give notice to assume the defense thereof; provided, however, that an Indemnifying Party will not be entitled to assume the defense of any Third Party Claim if such Third Party Claim could result in criminal liability. The Indemnified Party shall be entitled to engage one separate counsel to participate in a defense assumed by an Indemnifying Party, at the expense of the Indemnifying Party, if the Indemnified Party shall have reasonably concluded that (i) there may be a conflict of interest (including one or more legal defenses or counterclaims available to it or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party) that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party or (ii)(A) the claim seeks non-monetary relief that, if granted, could reasonably be expected to materially and adversely affect the Indemnified Party or its affiliates and (B) the Indemnified Party’s outside counsel shall have advised that such claim has a reasonable probability of success. If notice to the effect set forth above is given by the Indemnifying Party, the Indemnifying Party will have the right to assume the defense of the Indemnified Party against the Third Party Claim with counsel and experts of its choice; provided, however, that such counsel and experts are reasonably satisfactory to the Indemnified Party; and provided, further, that in the event the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall actively pursue such defense in good faith. If the Indemnifying Party does not assume the defense of such Third Party Claim by providing notice within 20 days of receipt of the Indemnified Party’s notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to assume and control the defense thereof without prejudice to the ability of the Indemnified Party to enforce its claim for indemnification against the Indemnifying Party under this Article X and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel or experts for the Indemnified Party as incurred; provided, however, that the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (i) the Indemnified Party has the right to retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, including the rights to be present and accompanied by counsel at all proceedings and to receive copies of all pleadings, notices and communications with respect to any such Third Party Claim, (ii) the Indemnified Party will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), and (iii) the Indemnifying Party will not (A) admit to any wrongdoing or (B) consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim to the extent such judgment or settlement (1) provides for (x) relief other than money damages or (y) money damages, if the Indemnifying Party has not acknowledged in writing that it shall be solely responsible for such money damages, (2) does not include as an unconditional term thereof the giving by each claimant or plaintiff to the Indemnified Party of an irrevocable release from all Liability with respect to such Third Party Claim, (3) contains any admission of any wrongdoing or Liability on behalf of the Indemnified Party or (4) contains any equitable order, judgment or term that in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s affiliates, in each case, without the prior written consent of the Indemnified Party. The parties will act in good faith in responding to, defending against, settling or otherwise dealing with such claims. The parties will also cooperate in any such defense, subject to this Article X, and will give each other reasonable and prompt access to all information and Records relevant thereto, including access to personnel to the extent solely related to such Third Party Claim.
(o)    Procedures Relating to Indemnification of Third Party Tax Claims. Notwithstanding Section 10.03(a), if a Third Party Claim includes, or could reasonably be expected to include, any inquiry, audit, assessment, claim or similar proceeding by any Taxing Authority relating to Taxes (such Third Party Claim, a “Tax Claim”) for any Pre-Closing Tax Period of the Business, the Business Assets, the Assumed Liabilities or the Transferred Entities, the Seller shall control all proceedings taken in connection with such Tax Claim. If any Tax Claim relates to a Straddle Period of the Business, the Business Assets, the Assumed Liabilities or the Transferred Entities (a “Straddle Period Tax Claim”), Purchaser and Seller shall jointly control all proceedings taken in connection with such Straddle Period Tax Claim. For the avoidance of doubt, if a Tax Claim relates to Seller’s U.S. Federal Income Taxes or to state Income Taxes in states where Seller filed combined or consolidated Tax Returns that included the Transferred Entities or the Business (such Tax Claim, an “Income Tax Claim”) and any other Tax Claim that is not a Straddle Period Tax Claim (such Tax claim that is not a Straddle Period Tax Claim, an “Other Tax Claim”), Seller shall control fully all proceedings in connection with any such Income Tax Claim or such Other Tax Claim and shall have complete authority and discretion to settle any such Income Tax Claim or such Other Tax Claim without the consent of Purchaser; provided, however, that for any Income Tax Claim the resolution of which by any Taxing Authority or court of competent jurisdiction would affect the Tax treatment of any asset of the Transferred Entities in the hands of Purchaser or its affiliates, such Income Tax Claim shall be jointly controlled by Seller and Purchaser. In the case of any Tax Claim jointly controlled by the parties (including a Straddle Period Tax Claim), each party shall (i) promptly notify the other party of any Tax audits, examinations or assessments that could give rise to such a Tax Claim and provide the other party with a copy of all documents relating to such Tax Claim, (ii) jointly prepare any written submissions in connection with such Tax Claim, (iii) jointly attend any conference with any Taxing Authority regarding such Tax Claim, and (iv) not settle or compromise any such Tax Claim without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).
(p)    Procedures for Non-Third Party Claims. The Indemnified Party will notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim giving rise to the claim of indemnity pursuant hereto and such notices shall specify the basis for such claim. The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from Liability on account of this indemnification, except if and to the extent that the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party will have 60 days from receipt of any such notice to give notice of dispute of the claim to the Indemnified Party. In the event the Indemnifying Party has timely disputed its Liability with respect to such claim, as promptly as possible, the Indemnified Party will reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and the amount of such claim and in otherwise resolving such matters (by mutual agreement, litigation, arbitration or otherwise) and, within five Business Days following the final determination of the validity and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder. Such assistance and cooperation will include providing, at the Indemnifying Party’s expense, reasonable access to and copies of Records relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters; provided, however, that the Indemnified Party’s obligations under this sentence and the immediately preceding sentence shall be no greater than the obligations of such Indemnified Party under the discovery requirements, if any, of any legal proceedings between the parties controlling such claim of indemnity. In the event the Indemnifying Party does not notify the Indemnified Party within 60 days following its receipt of such notice that the Indemnifying Party disputes its Liability to the Indemnified Party under this Article X or the amount thereof, the claim specified by the Indemnified Party in such notice shall be conclusively deemed a Liability of the Indemnifying Party under this Article X and the Indemnifying Party shall pay the amount of such Liability to the Indemnified Party on demand, or, in the case of any notice in which the amount of the claim (or any portion of the claim) is estimated, on such later date when the amount of such claim (or portion of such claim) becomes finally determined.
(q)    Environmental Limitations. Notwithstanding any provision to the contrary in this Agreement, with respect to any Losses arising from Pre-Closing Environmental Liabilities, or with respect to any remedial action required under Section 1.04(c)(x), or with respect to breaches of the representations and warranties contained in Section 4.11 (Environmental Matters) or, in respect of Environmental Permits, contained in Section 4.17 (Permits): (i) Seller shall have satisfied its obligations with respect to any remedial action to the extent such remedial action is conducted to standards applicable to industrial properties, including the use of risk-based cleanup standards, natural attenuation, and deed restrictions so long as such use is approved by or acceptable to the Governmental Entity overseeing such remedial action and the selected remedy or remedies are consistent with Purchaser’s use of the Business Real Property without unreasonable interference; (ii) Seller shall be required to indemnify any Purchaser Indemnitees for any such Losses to the extent such Losses are required to comply with Environmental Law in force and in effect on the Closing Date; (iii) Seller shall not be required to indemnify any Purchaser Indemnitees for any portion of such Losses actually caused by Purchaser Indemnitees’ exacerbation of the conditions causing or resulting in any such Losses after the Closing Date; provided, that, such exacerbation shall not include any Losses arising from post-Closing activities by Purchaser Indemnitees that conform to pre-Closing activities by Seller in connection with the Business unless one of the Purchaser Indemnitees has knowledge or should have had knowledge that such activities caused a pre-Closing representation or warranty to be inaccurate; and (iv) Seller shall not be required to indemnify any Purchaser Indemnitees for any such Losses (A) to the extent such Losses arise or result from any maintenance, repair, removal or disposal of, asbestos or asbestos-containing materials, other than any maintenance, repair, removal or disposal of asbestos or asbestos-containing materials required as of the Closing Date under any Environmental Law in force and effect on the Closing Date and (B) resulting or arising from any investigation, removal or remediation of any presence or Release of Hazardous Materials except to the extent such presence or Release existed at concentrations in soil, groundwater or other environmental media on the Closing Date that require notification and remedial action pursuant to Environmental Law in force and in effect on the Closing Date.
SECTION 10.04    Indemnification as Sole and Exclusive Remedy. The parties acknowledge and agree that, should the Closing occur, each party’s sole and exclusive remedy with respect to any and all claims for monetary relief relating to Article I, the Business, the Business Assets, the Excluded Assets, the Assumed Liabilities, the Retained Liabilities, any Losses arising from or relating to this Agreement or any representation, warranty or covenant of the other party contained in this Agreement shall be pursuant to the indemnification provisions set forth in this Article X or otherwise expressly set forth in this Agreement; provided, however, that (i) nothing herein shall limit in any way either party’s remedies in respect of fraud by the other party in connection with the Transactions and (ii) should the Closing occur, no party shall have, and all parties shall be deemed to have waived, any rescission rights with respect to this Agreement or the Transactions. Notwithstanding anything to the contrary contained herein, except to the extent provided in the Ancillary Agreements, this Section 10.04 will not apply to any Ancillary Agreement.
SECTION 10.05    Calculation of Indemnity Payments.
(e)    The amount of any Loss for which indemnification is provided under this Article X (i) shall be net of any amounts recovered by the Indemnified Party under insurance policies (including the Title Insurance Policies) or underground storage tank reimbursement programs with respect to such Loss (net of costs of collection and premium increases directly related to such claim for indemnification) and (ii) shall be
(A) increased to take account of any net Tax cost actually incurred by the Indemnified Party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (B) reduced to take account of any net Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such indemnified amount. For purposes of indemnification under Section 10.01, the amount of any Loss shall be reduced to the extent that such Loss is reflected as a current Liability in the Closing Date Statement (as finally determined in accordance with Section 2.03(c)).
(f)    An Indemnifying Party is authorized, in connection with payment of any Loss for which indemnification may be sought by an Indemnified Party under this Article X, to set off and apply any and all payments due to such Indemnifying Party under Section 2.03 or this Article X against any of and all of the obligations of the

Indemnifying Party to such Indemnified Party under this Article X. The rights of the Indemnifying Party under this Section 10.05(b) are in addition (but without duplication) to other rights and remedies (including other rights of set-off) which such Indemnifying Party may have.
SECTION 10.06    Additional Matters.
(n)    For all Tax purposes, Purchaser and Seller agree to treat any indemnity payment under this Agreement as an adjustment to the Purchase Price unless a final determination (which shall include the execution of an IRS Form 870-AD or successor form) or applicable Law provides otherwise.
(o)    In no event shall an Indemnifying Party be liable (i) for any incidental, special, consequential or indirect damages or lost profits unless such damages are of a type that would be recoverable at law for a breach of contract claim (whether or not the claim against the Indemnifying Party is for breach of contract), or (ii) for any punitive or exemplary damages, other than, in each case, any such damages for which the Indemnified Party is found liable to a third party through the final resolution of a Third Party Claim.
(p)    All obligations of Seller under Section 10.01 to indemnify, defend and hold harmless any Purchaser Indemnitee for any Losses arising or resulting from any Retained Tax Liability shall terminate 30 days following the expiration of the relevant statute of limitations (giving effect to any applicable extensions or waivers thereof).
SECTION 10.07    Environmental Access, Control and Cooperation. With respect to any claim for indemnification by Purchaser Indemnitees for any Pre-Closing Environmental Liability or any breach of the representations and warranties contained in Section 4.11 or, with respect to Environmental Permits, contained in Section 4.17 (“Environmental Indemnity Claims”):
(g)    Notwithstanding any provision to the contrary, (i) Seller shall have the right to assume the control and/or performance of, and shall have the right to make all final decisions with respect to, any investigation, cleanup or other corrective or responsive action (“Responsive Action”) relating to any Environmental Indemnity Claim to the extent Seller has an obligation to indemnify Purchaser under Section 10.01; provided, that Seller shall have exercised such right within 30 days following receipt of notice from the Purchaser Indemnitees of the existence of a claim; provided, further, that, with respect to any Responsive Action controlled and/or performed by Seller pursuant to this Agreement, to the extent reasonably practicable from an economic and engineering standpoint, Seller shall not conduct or agree to conduct any Responsive Action in a manner that unreasonably interferes with the Business at any relevant Business Real Property; and (ii) Purchaser shall provide Seller, at reasonable times and after reasonable notice, access to the Business Real Property and Business Records and employees in connection with any such control and/or performance by Seller.

(h)    The party that controls and/or performs any Responsive Action relating to any Environmental Indemnity Claim under this Agreement (the “Controlling Party”) shall (i) reasonably consult with the other party (the “Non‑Controlling Party”) regarding any such Responsive Action, including the selection of any environmental consultants and the selection of, and development of any scope of work for, any Responsive Action;
(ii) provide the Non-Controlling Party with an opportunity to review and comment on any submission to any Governmental Entity reasonably in advance of such submission and shall consider such comments in good faith; and (iii) provide the Non-Controlling Party with an opportunity to (A) attend any meetings with any Governmental Entity; (B) review any Records relating to such Responsive Action in the Controlling Party’s control that the Non-Controlling Party may reasonably request; and (C) monitor the performance of such Responsive Action and, in the case of any intrusive investigation or cleanup, and at the Non-Controlling Party’s reasonable request and expense, take split samples; provided, however, that, if Purchaser is the Controlling Party, with respect to any such Environmental Indemnity Claim that could reasonably be expected to result in Loss such that Seller has an obligation to indemnify Purchaser under Section 10.01, Purchaser shall not conduct, agree to, or enter any settlement or order or make any reporting to any Governmental Entity with respect to any Responsive Action (including the selection of consultants, development and selection of a scope of work, any submissions to any Governmental Entity) without the prior written consent of Seller, which shall not be unreasonably withheld or delayed, unless such notice is required to be made promptly and prior to receiving such consent to comply with applicable Law, including applicable Environmental Laws.
(i)    Any Responsive Action taken in connection with any Environmental Indemnity Claim shall be conducted in a workmanlike manner, using commercially reasonable and cost-effective practices, standards and methods from an engineering standpoint.
(j)    Notwithstanding anything to the contrary contained in this Agreement, prior to Closing, Purchaser shall not be entitled to conduct any environmental testing or investigations on the Transferred Assets, the Transferred Real Property, the Rome Real Property or any other properties of any member of the Seller Group, including without limitation, borings, samplings or any tests conducted in connection with Phase I environmental site assessments or Phase II environmental site assessments.
(k)    Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, after the date of this Agreement or after the Closing, Purchaser may contact the Air Protection Branch of the EPD for purposes of addressing its air permit for operations at the Rome Real Property and the improvements thereon (collectively, the “Rome Mill”) or any other matters related directly or indirectly to air permitting compliance of such operations; provided, however, that any matter relating directly or indirectly to the application of the definition of “ambient air” (as that term is defined in O.C.G.A. § 12-9-3(a)(5) and 40 C.F.R. § 50.1(e)) to the Rome Mill, including the application of federal and state regulations and guidance, compliance with National

Ambient Air Quality Standards, and air modeling to show compliance with Environmental Law, are subject to the following conditions:
(i)    Purchaser provides to Seller 15 days’ advance written notice of its plan to contact the EPD which notice shall include identification of the party or parties at the EPD to be contacted, the intended list of attendees on behalf of Purchaser, a reasonably detailed description of the purpose, scope, and content of such plan and any related discussion or meeting with the EPD, and copies of any presentations, agenda, documents, and handouts to be presented or submitted to the EPD.   Seller shall have 10 Business Days in which to comment on such plan. Purchaser shall use good faith efforts to incorporate Seller’s comments and any requests to modify the plan;
(ii)    Seller grants approval of Purchaser’s plan or modified plan, not to be unreasonably withheld, conditioned or delayed;
(iii)    Seller is allowed to have one representative of its choosing present in person at any meeting or as a participant during any conference call between Purchaser and the EPD;
(iv)    Purchaser shall neither initiate nor propose, suggest, or otherwise encourage the EPD at any time to make any contact with or request of or submittals to the U.S. EPA; and
(v)    Seller may, at its sole discretion, direct Purchaser to terminate any further contact, discussions, or proceeding by Purchaser with the EPD or, if applicable, with the U.S. EPA, at which time Purchaser shall in good faith do so, including Purchaser’s withdrawal of any requests, comments, and submittals previously made to and forbearance in engaging in further contacts or discussions with any Governmental Entity related to the subject matter of this Section 10.07(e).
ARTICLE XI
GENERAL PROVISIONS
SECTION 11.01    Survival of Representations and Warranties and Agreements.
(g)    The representations and warranties of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the date that is 18 months after the Closing Date, except that (i) the representations and warranties contained in each of the Purchaser Fundamental Representations and the Seller Fundamental Representations shall survive indefinitely, (ii) the representations and warranties contained in Section 4.07 shall survive the Closing until 30 days following the expiration of the relevant statute of limitations (giving effect to any applicable extensions or waivers thereof) and (iii) the representations and warranties contained in Section 4.11 and, to the extent related to

Environmental Permits, Section 4.17 shall survive until the date that is 30 months after the Closing Date. The covenants and agreements of the parties contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified therein. Notwithstanding the preceding sentences, any inaccuracy of representation or warranty or breach of covenant or agreement, in respect of which indemnification may be sought under this Agreement, shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnification shall have been given to the party against whom such indemnification may be sought prior to such time. Notwithstanding any other provision of this Agreement, (A) on and after the first anniversary of the Closing Date, Purchaser shall not have rights to indemnification, or any other remedy, for any breach of Section 5.01, (B) on and after the second anniversary of the Closing Date, neither party shall have rights to indemnification, or any other remedy, for any breach prior to the Closing of Sections 1.03(c), 1.07, 2.02, 6.04(e), 6.07 or 6.08, and (C) neither party shall have rights to indemnification, or any other remedy, for any breach prior to the Closing of Sections 5.02, 6.04 (other than 6.04(e)), 6.05, 6.06, or 6.10(b) at any time after the Closing. Notwithstanding anything to the contrary contained herein, this Section 11.01(a) will not apply to any Ancillary Agreement.
(h)    Seller shall have no obligation to indemnify Purchaser Indemnitees under Section 10.01(a)(iv) unless Seller is provided notice asserting a claim for indemnification for such Pre-Closing Environmental Liabilities on or before the fourth anniversary of the Closing Date. Such obligation shall not terminate with respect to the Pre-Closing Environmental Liabilities as to which Purchaser Indemnitees provide such notice prior to such time.
SECTION 11.02    Notices. All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be deemed given (a) five Business Days following sending by registered or certified mail, postage prepaid, (b) when sent, if sent by facsimile, provided that the facsimile transmission is promptly confirmed by telephone, (c) when delivered, if delivered personally to the intended recipient, and (d) one Business Day following sending by overnight delivery via a courier service that is nationally recognized in the U.S. and, in each case, addressed to a party at the following address for such party:
(vi)    if to Seller, to:
International Paper Company
6420 Poplar Avenue
Memphis, Tennessee 38197
Attention: General Counsel
Facsimile: (901) 214-1248

with a copy to (which shall not constitute notice):

K&L Gates LLP
134 Meeting Street, Suite 200
Charleston, South Carolina 29401
Attention: James S. Bruce
Facsimile: (843) 579-5601

(vii)    if to Purchaser or GP, to:
Georgia-Pacific LLC
133 Peachtree Street, N.E.
Atlanta, Georgia 30303-1847
Attention: General Counsel
Facsimile: (404) 584-1461
with a copy to (which shall not constitute notice):
Jones Day
1420 Peachtree Street
Atlanta, Georgia 30309
Attention: Bryan E. Davis
Facsimile: (404) 581-8330

or to such other address(es) as shall be furnished in writing by any such party to the other party hereto in accordance with the provisions of this Section 11.02. The parties agree that the attorney for a party shall have the authority to deliver notices on such party’s behalf to the other parties hereto.
SECTION 11.03    Definitions. For purposes of this Agreement:
“401(k) Plans” means defined contribution plans that include a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (and a related trust exempt from tax under Section 501(a) of the Code).
“Accounting Firm” means one or more independent accounting firms of nationally recognized standing mutually acceptable to each of the parties hereto and selected for purposes of resolving disputed matters with respect to Closing Net Working Capital pursuant to
Section 2.03(c) or determining the fair market value of the Transferred Equity Interests and Transferred Assets pursuant to Section 9.01(a).
“Action” means any demand, action, claim, counterclaim, suit, countersuit, complaint, charge, arbitration, mediation, hearing, inquiry, labor grievance procedures, proceeding, audit or investigation by or before any Governmental Entity or any arbitration or mediation tribunal.
“Additional Assets” means the assets described in Section 11.03(a) of the Seller Disclosure Letter.

“affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. As used herein, “control” (and other derivative forms, such as “controlling” and “controlled”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by Contract or otherwise.
“Ancillary Agreements” means the Diboll Access Agreement, the Diboll Stormwater Agreement, the Stumpage Exchange Supply Agreement, the Georgia Bonds Tax-Exempt Bond Agreement, the Gypsum Facing Paperboard Supply Agreement, the Hope Bonds Assignment and Assumption Agreements, the Patent License Agreement, the Northern Chipmill Wet Storage Facility Agreement, the Rome Declaration of Easements, the Rome Declaration of Stormwater, the Rome Lease, the Rome Mill Residual Chip and Fiber Fuel Purchase Agreement, the Rome Mill Steam Supply Agreement, the Rome Wet Storage Facility Agreement, the Texas Bonds Tax-Exempt Bond Agreement, the Transition Services Agreement and the Western Mill Residual Chip and Fiber Fuel Purchase Agreements.
“Antitrust Authorities” means the Antitrust Division of the DOJ, the FTC or the antitrust, monopolization, restraint of trade or competition authorities of any other jurisdiction (whether U.S., foreign or multinational).
“Assumed Bonds Obligations” means all obligations and Liabilities of the Seller Group and any member thereof with respect to the Hope Bonds.
“Assumed Environmental Liabilities” means (a) any obligations or Liabilities for investigation, clean up or remedial action required under Environmental Laws at, under or on any of the Transferred Real Property or the Rome Real Property that results from the presence or Release of Hazardous Materials at the Transferred Real Property or the Rome Real Property, other than the Retained Environmental Remediation Liabilities and (b) costs or Liabilities that may be required for compliance with Boiler MACT, Boiler GACT, or revisions to CISWI, other than costs or Liabilities arising out of noncompliance with Boiler MACT, Boiler GACT, or revisions to CISWI prior to the Closing.
“Assumed Indebtedness” means the Assumed Bonds Obligations and the Guarantees.

“Boiler GACT” means National Emission Standards for Hazardous Air Pollutants for Industrial, Commercial, and Institutional Boilers Area Sources as set forth in 40 CFR Part 63, Subpart JJJJJJ, as amended from time to time.

“Boiler MACT” means National Emission Standards for Hazardous Air Pollutants for Industrial, Commercial, and Institutional Boilers and Process Heaters as set forth in 40 CFR Part 63, Subpart DDDDD, as amended from time to time.

“Bond Leased Property” means any Transferred Assets leased to Seller or any other member of the Seller Group by an industrial development board or Governmental Entity in connection with the issuance of the Bonds.

“Bonds” means, collectively, the Hope Bonds, the Georgia Bonds and the Texas Bonds.
“Business” means TIN’s business of designing, developing, manufacturing, selling and distributing building products in the Segments; provided, however, that the Business shall in no event include any operations conducted with the Excluded Assets.
“Business 401(k) Plans” means the 401(k) Plans of the Business.
“Business Assets” means the Transferred Assets and all assets of the Transferred Entities (other than Excluded Assets).
“Business Day” means any day on which commercial banks are generally open for business in New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the U.S.
“Business Material Adverse Effect” means any state of facts, change, effect, condition, development, event or occurrence (any such item, an “Effect”) that, when taken together with all other Effects, has a material adverse effect on the financial condition, Business Assets, Liabilities or results of operations of the Business, taken as a whole, other than an Effect relating to (a) the economy, financial markets, or political conditions generally, (b) the industries in which the Business operates generally (including changes in prices for energy, raw materials and finished products), (c) the financial, securities and currency markets generally, (d) any change in Law or GAAP or interpretation of any of the foregoing, (e) acts of war, natural disasters, armed conflicts or terrorism, (f) the entering into or the public announcement or disclosure of this Agreement or the consummation or proposed consummation of the Transactions or the pendency thereof, (g) Seller’s performance of this Agreement or any actions taken by Seller (or any of its affiliates), at Purchaser’s request or with Purchaser’s consent, (h) any requirement imposed by any Governmental Entity in connection with its approval of the Transactions, (i) any Excluded Asset, Retained Liability or other asset or property of Seller or any other member of the Seller Group that is not being transferred pursuant to this Agreement, (j) the loss of any customer or customers of the Business, any change in the Business’ relationship with any such customer or customers, or any termination or cancellation of any Contract with any such customer or customers, and (k) matters disclosed in the Seller Disclosure Letter as of the date hereof; provided, however, that with respect to the foregoing clauses (a) through (e), such matter shall only be excluded so long as, and to the extent that, such matter does not have a materially disproportionate effect on the Business, taken as a whole, relative to other comparable businesses operating in the industry in which the Business operates.
“Business Real Property” means the Transferred Real Property, the Rome Real Property and any Real Property (other than any Excluded Assets) owned or leased by the Transferred Entities.
“CARB” means the California Air Resources Board.

“CARB II” means CARB’s Airborne Toxic Control Measure to reduce Formaldehyde Emissions from Composite Wood Products, commonly known as the CARB I and II regulations (17 CA ADC § 93120 et seq.).
“Change of Control Payments” means the aggregate amount payable by Seller or any affiliate to or for the benefit of the Business Employees, pursuant to any change in control agreement.
“CISWI” means New Source Performance Standards for Commercial and Industrial Solid Waste Incineration Units as set forth in 40 CFR Part 60, Subpart DDDD, as amended from time to time.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Composite Panels” means an engineered wood product manufactured from wood particles or fibers, namely particleboard, fiberboard and medium-density fiberboard.
“control” has the meaning given to such term in the definition of “affiliate” in this Section 11.03.
“Customer” means each of the top 10 customers of each Segment by revenue during the 12-month period ended September 30, 2012.
“Delayed Del-Tin Closing Date” means the date that is 30 days after the date that Seller notifies Purchaser that TIN has become the owner of 100% of the membership interests in Del-Tin.
“Deltic” means Deltic Timber Corporation, an Arkansas corporation.
“Deltic JV Interest” means Deltic’s membership interest in Del-Tin, if any.
“Del-Tin” means Del-Tin Fiber L.L.C., an Arkansas limited liability company.
“Del-Tin Assets” means all of the properties, assets, goodwill and rights (including lease, license and other contractual rights) of whatever kind and nature, real, personal or mixed, tangible or intangible and wherever situated, that are owned, leased or licensed by Del-Tin, including those assets set forth in Section 11.03(b) of the Seller Disclosure Letter. Notwithstanding the foregoing, Del-Tin Assets shall in no event include Excluded Del-Tin Assets.
“Del-Tin Benefit Plan Arrangements” means the Liabilities of any member of the Seller Group with respect to or related to the Del-Tin Benefit Plans, if any.
“Del-Tin Benefit Plans” means any and all Pension Plans, Welfare Plans and other bonus, pension, profit sharing, deferred compensation, incentive compensation, stock or other equity ownership, stock or other equity purchase, stock or other equity appreciation, restricted stock or other equity, stock or other equity repurchase rights, stock or other equity option, phantom stock, other equity-based, performance, retirement, vacation, severance or other plan, arrangement or understanding maintained, contributed to or required to be maintained or contributed to by Del-Tin or any of its subsidiaries.
“Del-Tin Business” means Del-Tin’s business of designing, developing, manufacturing, selling and distributing medium-density fiberboard and fiberboard products; provided, however, that the Del-Tin Business shall in no event include any operations conducted with the Excluded Del-Tin Assets.
“Del-Tin Liabilities” means all Liabilities arising out of or relating to the Del-Tin Assets, the Del-Tin Business or the operation or conduct of the Del-Tin Business which would be Assumed Liabilities pursuant to Section 1.04 if the Del-Tin Business were a part of the Business.
“Del-Tin Operating Agreement” means that certain Operating Agreement for Del-Tin, dated February 21, 1995, as amended from time to time.
“Del-Tin Target Net Working Capital” means $6,000,000.
“Diboll Access Agreement” means the Access and Rail Line Easement Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit F.
“Diboll Real Property” means the land located in Diboll, Texas used exclusively by the Business as more particularly described in Section 1.02(a)(i)(A) of the Seller Disclosure Letter.
“Diboll Stormwater Agreement” means the Stormwater Treatment and Easement Agreement between TIN and Purchaser, substantially in the form attached hereto as Exhibit G.
“dollars” or “$” means lawful money of the United States of America.
“Effect” has the meaning given to such term in the definition of “Business Material Adverse Effect” in this Section 11.03.
“El Morro” means El Morro Corrugated Box Company LLC, a Delaware limited liability company.
“El Morro Subsidiaries” means, collectively, International Paper Corrugados, S. de R.L. de C.V., International Paper Group, S. de R.L. de C.V., IP Paper Servicios, S. de R.L. de C.V., Gaylord Container de México, S.A. de C.V., International Paper Baja, S. de R.L. de C.V., International Paper Servicios Tijuana, S. de R.L. de C.V.
“Enterprise Contracts” means any Contracts (a) between Seller and any of its affiliates, on the one hand, and one or more third parties, on the other hand, that directly benefit both the Business and any other business conducted by Seller and its affiliates and (b) that are not Transferred Contracts.
“Environmental Laws” means all applicable federal, state, provincial, local and foreign Laws, Judgments, legally binding agreements and Environmental Permits issued, promulgated or entered into by or with any Governmental Entity, relating to pollution, natural resources, protection or restoration of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), endangered or threatened species or, as it relates to pollution, human health or safety, including OSHA.
“Environmental Liabilities” means all Liabilities or costs in respect of environmental, health or safety matters, including those arising from (a) the compliance or non-compliance with Environmental Laws, (b) the alleged or actual presence or Release of, or exposure to, Hazardous Materials, (c) the offsite transportation, storage, disposal or arrangement for disposal of Hazardous Materials, and (d) any other Liabilities or costs arising under Environmental Laws, including, in each case, all investigatory, cleanup and other remediation costs, administrative oversight costs, natural resources damages, property damages, personal injury damages, indemnity, contribution and similar obligations and all costs and expenses, interest, fines, penalties and other monetary sanctions in connection with any of the foregoing.
“EPD” means the Environmental Protection Division of the Georgia Department of Natural Resources.
“Excluded Contracts” means Contracts set forth on Section 1.02(b)(xv) of the Seller Disclosure Letter and all Shared Contracts.
“Excluded Del-Tin Assets” means assets set forth on Section 11.03(c) of the Seller Disclosure Letter.
“Excluded Employees” means the employees described in Section 11.03(d) of the Seller Disclosure Letter.
“GAAP” means generally accepted accounting principles in effect in the U.S. at the relevant time.
“Georgia Bonds” means the $7,120,000 Development Authority of McDuffie County Waste Disposal Revenue Bonds (Temple-Inland Forest Products Corporation Project) Series 1998.

“Georgia Bonds Tax-Exempt Bond Agreement” means a tax-exempt bond agreement by and between TIN and Purchaser with respect to certain Transferred Assets that were financed or refinanced with proceeds of the Georgia Bonds, substantially in the form attached hereto as Exhibit H.
“Guarantees” means the instruments and obligations set forth in Section 11.03(e) of the Seller Disclosure Letter.
“Gypsum Facing Paperboard Supply Agreement” means the Gypsum Facing Paperboard Supply Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit I.

“Gypsum Wallboard Segment” means the gypsum wallboard business that manufactures a full-line of gypsum board products.
“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, urea formaldehyde foam insulation and polychlorinated biphenyls and (b) any other chemical, material, substance or waste that is prohibited, limited or regulated under any applicable Environmental Law.
“Hope Bonds” means the $44,300,000 City of Hope, Arkansas Industrial Development Revenue Bonds (Temple-Inland Forest Products Corporation Project) Taxable Series 1995.
“Hope Bonds Assignment and Assumption Agreements” means, collectively, (a) an assignment and assumption agreement by and between TIN and Purchaser with respect to the Lease Agreement related to the Hope Bonds and (b) an assignment and assumption agreement by and between TIN and Purchaser with respect to the Payment in Lieu of Taxes Agreement related to the Hope Bonds, substantially in the forms attached as Exhibit J.
“Income Tax” means any Tax imposed on or measured by net income, including franchise or other similar Taxes measured by net income.
“Indebtedness” means (a) all indebtedness for borrowed money, including the aggregate principal amount of, and any accrued interest and applicable prepayment charges or premiums (including any “make-whole” or similar premium or penalty payable in connection with redemption or otherwise extinguishing such indebtedness whether or not then due) with respect to all borrowed money, purchase money financing and capitalized lease obligations and (b) any indebtedness evidenced by any note, bond, debenture or other debt security, in the case of the foregoing clauses (a) and (b), whether incurred, assumed, secured or unsecured and including any guarantees of such indebtedness.
“IP Ownership Date” means February 13, 2012.
“IRS” means the U.S. Internal Revenue Service.
“Judgment” means any judgment, injunction, rule, order or decree.
“knowledge of Seller” and “known to Seller” means the actual knowledge of the persons set forth on Exhibit K, in each case after reasonable due inquiry.
“Liabilities” means obligations, liabilities and commitments and undertakings of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due.
“Liens” means all pledges, liens, claims, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever.
“Material Adverse Effect” means a Business Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable.

“Multiemployer Plan” means any Business Benefit Plan, Business Benefit Agreement or any Business Benefit Plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.
“Northern Chipmill Wet Storage Facility Agreement” means the Wet Storage Facility Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit L.
“OSHA” means the Occupational Safety and Health Act of 1970.
“Panel Products Segment” means the business producing particleboard, medium-density fiberboard and fiberboard products.
“Patent License Agreement” means the Patent License Agreement between Seller and its affiliates and Purchaser, substantially in the forms attached as Exhibit M.
“Permitted Liens” means (a) all covenants, conditions, restrictions, reservations, easements, encroachments, title irregularities, rights-of-way and other matters, if any, pertaining to or affecting the Business Assets that appear of public record or on recorded plats of the Business Assets, (b) all federal, state, county, municipal and local governmental statutes, ordinances, permits, rules and regulations, including, without limitation, zoning, planning and other land use regulations or restrictions of any political subdivision or Governmental Entity having jurisdiction over the Business Assets, (c) any matters disclosed on the Surveys, (d) all covenants, conditions, restrictions, reservations, easements, rights-of-way and other matters listed in the Title Insurance Policies for the Business Real Property, (e) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, (f) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s and similar Liens arising in the ordinary course of business or by operation of Law with respect to which any amount that is past due is not material or for which appropriate reserves have been taken in accordance with GAAP, (g) Liens that have been placed by any developer, landlord or other third party on any Leased Real Property and subordination or similar agreements relating thereto, (h) in the case of any Transferred Asset that represents the right to use property of a third party, Liens created by such third party or that encumber such third party’s interest in such property or created in the instrument establishing Seller’s right to use such property, (i) in the case of a Transferred Contract or Transferred Permit, Liens created by the terms of such Transferred Contract or Transferred Permit, (j) UCC-1 financing statements filed by lessors of equipment, (k) in the case of the Transferred Equity Interests, any restrictions, obligations, agreements, rights of first refusal, transfer restrictions, buy-sell rights or other arrangements set forth in the organizational documents of the Transferred Entities, (l) Liens securing or related to the Assumed Indebtedness, (m) other non-monetary Liens that would not reasonably be expected to materially and adversely affect the use of such assets in the current conduct of the Business, (n) Liens created or caused by Purchaser, and (o) monetary Liens related to the Bond Leased Property.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Entity.
“Pineland Mill” means the sawmill and studmill of the Business located in Pineland, Texas.
“Post-Closing Tax Period” means all taxable periods beginning after the Closing Date and the portion beginning on the day after the Closing Date of any Straddle Period.
“Pre-Closing Environmental Liabilities” means all Assumed Environmental Liabilities that result from the presence or Release of Hazardous Materials at, under or on the Transferred Real Property or the Rome Real Property on or prior to the Closing Date, but only to the extent such presence or Release existed at concentrations in soil, groundwater or other environmental media on the Closing Date that require notification and remedial action pursuant to Environmental Law in force and in effect on the Closing Date.
“Pre-paid Taxes” means all payments of Taxes made in respect of the Tax liability of the Business and the Transferred Assets (whether by reason of an estimated Tax payment or otherwise) on or prior to the Closing Date in respect of a Straddle Period or Post-Closing Tax Period.
“Purchaser Business” means the business, operations and affairs of Purchaser and its subsidiaries, taken as a whole.
“Purchaser Designee” means an affiliate of Purchaser.
“Purchaser Fundamental Representations” means the representations and warranties of Purchaser contained in Sections 3.01, 3.02, 3.03(a)(i) and 3.03(b).
“Purchaser Material Adverse Effect” means any Effect that has been or would reasonably be likely to be material and adverse to (a) the business, assets, properties, condition (financial or otherwise) or results of operations of Purchaser and its affiliates, taken as a whole, or of the Purchaser Business, or (b) the ability of Purchaser to perform its obligations under the Transaction Documents or consummate the Transactions.
“PZR Reports” means the PZR Reports of the Owned Real Property commissioned by Seller.
“Rail Facilities” means the rail lines, adjacent yards, spur tracks and other rail facility appurtenances thereto located in Diboll, Texas and owned and/or operated by TSE.
“Real Property” means all real property, leaseholds and other interests in real property, including any mineral rights and interests and gypsum reserves, together with the right, title and interest in, to and under all plants, facilities, buildings, structures, improvements and fixtures thereon, all easements, restrictive covenant rights, declarant rights, land use approvals, impact fee credits, development rights and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto.
“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.
“Residual Knowledge” shall mean ideas, know how, information, techniques and concepts, other than the Transferred Technology, which are retained in the unaided memory of any employee, agent or representative of Seller or Seller’s affiliates who had permitted access to the Business prior to the Closing Date. For purposes of this Agreement, a person’s memory will be considered “unaided” if such person has remembered the information without reference to, use of, or the aid of information in any tangible form, and has not purposefully or intentionally memorized the information for any purpose.
“Retained Environmental Remediation Liabilities” means all Environmental Liabilities described in Section 11.03(f) of the Seller Disclosure Letter.
“Review Law” means any Law of any applicable jurisdiction that pertains to antitrust, merger control, competition matters or foreign investment review.
“Rollback Taxes” means any and all ad valorem property Taxes or the equivalent in the jurisdiction where the Transferred Real Property is located, resulting from any action of Purchaser that changes the use of the Transferred Real Property. For the avoidance of doubt, the term “Rollback Taxes” shall not include any ad valorem property Taxes or the equivalent in the jurisdiction where the Transferred Real Property is located that were previously paid or accrued by the Seller or any member of the Seller Group.
“Rome Declaration of Easements” means the Declaration of Easements and Cost Sharing Agreement by TIN, substantially in the form attached hereto as Exhibit N.
“Rome Declaration of Stormwater” means the Declaration of Stormwater and Wastewater Easements and Treatment Agreement by TIN, substantially in the form attached hereto as Exhibit O.
“Rome Lease” means that Ground Lease Agreement between TIN Inc. and Purchaser relating to the lease of the Rome Real Property to Purchaser, substantially in the form attached hereto as Exhibit P.
“Rome Mill Residual Chip and Fiber Fuel Purchase Agreement” means the Residual Chip and Fiber Fuel Purchase Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit Q.
“Rome Mill Steam Supply Agreement” means the Steam Supply Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit R.

“Rome Wet Storage Facility Agreement” means the Wet Storage Facility Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit S.
“Segments” means, collectively, the Solid Wood Segment, the Panel Products Segment and the Gypsum Wallboard Segment.
“Seller Business” means (a) the business and operations of the Seller Group other than the Business, (b) all other businesses and operations acquired or commenced by any member of the Seller Group at any time after the Closing Date, and (c) any terminated, divested or discontinued business or operation that at the time of termination, divestiture or discontinuation did not solely relate to the Business as then conducted.
“Seller Designated Representations” means those representations and warranties of Seller in Article IV except for the Seller Fundamental Representations.
“Seller Fundamental Representations” means those representations and warranties of Seller set forth in Sections 4.01, 4.02, 4.03(a)(i), 4.03(b), 4.12(c), and the last sentence of
Section 4.13(a).
“Seller Group” means, collectively, Seller, TIN and Temple-Inland.
“Seller’s Title Agent” means North American Title Company.
“Solid Wood Segment” means the solid wood business that produces lumber as well as solid and finger jointed studs.
“STB” means the Surface Transportation Board or its successor agency or body having the same or similar jurisdiction over common carriers by rail.
“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.
“Stumpage Exchange Supply Agreement” means the Stumpage Exchange Supply Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit T.
“subsidiary” of any Person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled (a) by such Person, (b) by any one or more of such Person’s subsidiaries, or (c) by such Person and one or more of its subsidiaries; provided, however, that no Person that is not directly or indirectly wholly-owned by any other Person shall be a subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person.
“Supplier” means each of the top 10 suppliers of each Segment in terms of expenditures during the 12-month period ended September 30, 2012.

“Surveys” means the surveys, commissioned by Seller, of the Owned Real Property and the Real Property required to be listed on Section 4.12(a) of the Seller Disclosure Letter. .
“Target Net Working Capital” means, in the event that the assets of Del-Tin (i) are acquired at Closing, $85,000,000, and (ii) not acquired at Closing, $79,000,000.
“Tax” or “Taxes” means all forms of taxation imposed by any Taxing Authority, including income, capital gains, franchise, property, sales, use, excise, employment, gross receipts, unemployment, payroll, social security, estimated, value added, ad valorem, transfer, customs, recapture, withholding, health, abandonment or unclaimed property, escheat, and other taxes of any kind, including any interest, penalties and additions thereto.
“Tax Return” means any report, return, document, declaration, claim for refund or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any amendment made with respect thereto, including any return, attachment or schedule of an affiliated, consolidated or unitary group.
“Taxing Authority” means any Federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising Tax regulatory authority or responsible for the assessment, collection, imposition or administration of any Tax.
“Temple-Inland” means Temple-Inland Inc., a Delaware corporation.
“Texas Bonds” means the $3,750,000 Angelina and Neches River Authority Waste Disposal Revenue Bonds (Temple-Inland Forest Products Corporation Project) Series 1998.

“Texas Bonds Tax-Exempt Bond Agreement” means a tax-exempt bond agreement by and between TIN and Purchaser with respect to certain Transferred Assets that were financed or refinanced with proceeds of the Texas Bonds, substantially in the form attached hereto as
Exhibit U.
“TIN” means TIN Inc., a Delaware corporation.
“TIN Continuation Period” means the 18-month period commencing on February 13, 2012.
“TIN JV Interest” means TIN’s membership interest in Del-Tin, if any.
“TIN Transferred Employee” means any Transferred Employee (a) who immediately prior to the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of September 6, 2011, by and among Seller, Metal Acquisition, Inc. and Temple-Inland, Inc., was employed by Temple-Inland, Inc. or any of its subsidiaries (other than any such Transferred Employee covered by collective bargaining agreements) and (b) who was continuously employed from such closing through the Closing.
“Title Company” means Republic Title of Texas, Inc.

“Transaction Documents” means this Agreement, the Asset Conveyance Documents, the Liability Assumption Documents, the Ancillary Agreements and the Confidentiality Agreement.
“Transactions” means the Acquisition and the other transactions contemplated by the Transaction Documents.
“Transfer Taxes” means all sales (including bulk sales), use, transfer, real property transfer, real estate transfer, recording, filing (other than the filing fees required under the HSR Act and the other applicable Review Laws), value added, ad valorem, privilege, documentary, registration, conveyance, excise, license, stamp or other similar Taxes and notarial or other similar fees (including penalties and interest) solely arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement; provided that Transfer Taxes shall not include income Taxes or Taxes on capital gains.
“Transferred Entities” means, collectively, TSE and El Morro.
“Transferred Equity Interests” means all the outstanding shares of capital stock of each of TSE and El Morro.
“Transition Services Agreement” means the Transition Services Agreement between Seller and Purchaser, substantially in the form attached hereto as Exhibit V, with schedules modified as contemplated by Section 6.10(b).
“Treasury Regulations” means regulations promulgated by the United States Department of the Treasury under the Code.
“TSE” means Texas South-Eastern Railroad Company, a Texas corporation.
“U.S.” means the United States of America.
“U.S. EPA” means the United States Environmental Protection Agency.
“USW” means the United Steel, Paper, Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union.
“Western Mill Residual Chip and Fiber Fuel Purchase Agreements” means the Residual Chip and Fiber Fuel Purchase Agreements between Seller and Purchaser, substantially in the forms attached hereto as Exhibit W.
SECTION 11.04    Interpretation; Disclosure Letters. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any matter disclosed in any Section of the Seller Disclosure Letter shall qualify the correspondingly numbered representation and warranty or covenant and any other representation and warranty or covenant of Seller to the extent that the relevance of any such disclosure to such other representation and warranty or covenant is reasonably apparent from the text of such disclosure.
SECTION 11.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the end that the Transactions are fulfilled to the extent possible.
SECTION 11.06    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or email shall be as effective as delivery of a manually executed counterpart of this Agreement.
SECTION 11.07    Entire Agreement; No Third Party Beneficiaries. The Transaction Documents, taken together with the Seller Disclosure Letter, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the Transactions (except for the Confidentiality Agreement, which the parties agree will terminate as of the Closing) and are not intended to confer upon any Person other than the parties hereto any rights or remedies. Notwithstanding anything to the contrary contained in this Agreement, no provision under this Agreement, whether express or implied, shall (a) constitute or create an employment agreement with any Transferred Employee or (b) limit the right of Purchaser, Seller or any of their respective affiliates to amend, terminate or otherwise modify any Business Benefit Plan, Purchaser plan or other benefit or employment plan or arrangement following the Closing Date. Seller and Purchaser acknowledge and agree that all provisions contained in this Agreement with respect to Transferred Employees are included for the sole benefit of Seller, Purchaser and their respective affiliates, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (x) in any other person, including any current or former Transferred Employees, any participant in any existing benefit plan or arrangement, or any dependent or beneficiary thereof, other than as explicitly provided for with respect to the USW in Section 6.07(i)(ii), or (y) to continued employment with Seller, Purchaser or any of their respective affiliates. In the event of any conflict between the provisions of this Agreement (including the Seller Disclosure Letter and Exhibits hereto), on the one hand, and the provisions of the other Transaction Documents (including the schedules and exhibits thereto) except for the Confidentiality Agreement and Ancillary Agreements, on the other hand, the provisions of this Agreement shall control.
SECTION 11.08    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 11.09    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties; provided that Purchaser shall, without the obligation to obtain the prior written consent of any other party to this Agreement, be entitled to assign this Agreement or all or any part of its rights, interests or obligations hereunder to (a) one or more affiliates of Purchaser or (b) to any Person or Persons to which Purchaser or any of its affiliates sells or transfers any Composite Panel assets, businesses, services, products or product lines in accordance with Section 6.04(d), in each case, which assignment will not relieve Purchaser of any of its obligations hereunder. Any purported assignment in violation of this Section 11.09 shall be void ab initio. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, and upon any permitted assignment, the references in this Agreement to Purchaser shall also apply to any such permitted assigns unless the context otherwise requires.
SECTION 11.10    Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of any Transaction Document were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled, prior to Closing, to an injunction or injunctions to prevent breaches of any Transaction Document and to enforce specifically the terms and provisions of each Transaction Document in any Federal court located in the Southern District of New York, or, if such federal courts do not have subject matter jurisdiction, in any New York state court located in the Borough of Manhattan in the City of New York, this being in addition to any other remedy to which they are entitled at law or in equity. The parties acknowledge and agree that no bond or other security shall be required in obtaining such equitable relief. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the Southern District of New York or, if such federal courts do not have subject matter jurisdiction, of any New York state court located in the Borough of Manhattan in the City of New York, in the event any dispute arises out of any Transaction Document or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to any Transaction Document or any Transaction in any court other than any Federal court located in the Southern District of New York or any New York state court located in the Borough of Manhattan in the City of New York, and (d) waives any right to trial by jury with respect to any action related to or arising out of any Transaction Document or any Transaction. Except as set forth in the Ancillary Agreements, this Section 11.10 will not apply to any breach of any Ancillary Agreement that occurs following the Closing Date. During the period any Action related to or arising out of any Transaction Document or any Transaction is pending, all Actions with respect to such Action including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such courts. A final judgment in any Action described in this Section 11.10 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

SECTION 11.11    Seller Disclosure Letter and Exhibits. Seller Disclosure Letter and the exhibits to this Agreement are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement.
SECTION 11.12    GP Guarantee. GP hereby agrees to guarantee the obligations of Purchaser pursuant to this Agreement and is a signatory of this Agreement solely for such purpose. Whenever this Agreement requires Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of GP to cause Purchaser to take such action and a guarantee of performance thereof.
[SIGNATURE PAGE IMMEDIATELY FOLLOWS.]

IN WITNESS WHEREOF, each of Seller, Purchaser and GP has duly executed this Agreement, effective as of the date first written above.
SELLER:
INTERNATIONAL PAPER COMPANY

By:	/S/ PETER L. MAPLES Peter L. Maples
Director, Corporate Development
PURCHASER:
GEORGIA-PACIFIC BUILDING PRODUCTS LLC

By:	/S/ DAVID G. PARK David G. Park
Vice President
Solely for purposes of Section 11.12 of this Agreement.
GP:
GEORGIA-PACIFIC LLC

By:	/S/ DAVID G. PARK David G. Park
Senior Vice President – Strategy and Business Development

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

Annex I

Index of Defined Terms

Term	Location
401(k) Plans	Section 11.03
Accounting Firm	Section 11.03
Accrued Vacation Days	Section 6.07(h)
Acquisition	Section 1.01
Action	Section 11.03
Additional Assets	Section 11.03
Adjusted Purchase Price	Section 2.03(d)
affiliate	Section 11.03
Agreement	Preamble
Allocation	Section 9.01(a)
Ancillary Agreements	Section 11.03
Antitrust Authorities	Section 11.03
Applicable Accounting Principles	Section 2.03(e)
Approval Request	Section 6.05(a)
Asset Conveyance Documents	Section 2.02(a)(vii)
Assumed Bonds Obligations	Section 11.03
Assumed Environmental Liabilities	Section 11.03
Assumed Indebtedness	Section 11.03
Assumed Liabilities	Section 1.04(b)
Audited Financial Statements	Section 4.04(a)
Boiler GACT	Section 4.04(a)
Boiler MACT	Section 4.04(a)
Bond Leased Property	Section 11.03
Bonds	Section 11.03
Business	Section 11.03
Business 401(k) Plans	Section 11.03
Business Assets	Section 11.03
Business Benefit Agreements	Section 4.08(a)
Business Benefit Plans	Section 4.08(a)
Business Day	Section 11.03
Business Employee	Section 1.07(h)(i)
Business Financial Statements	Section 4.04(b)
Business Material Adverse Effect	Section 11.03
Business Material Agreements	Section 4.14(a)
Business Real Property	Section 11.03
CARB	Section 11.03
CARB II	Section 11.03

Annex I - Page 1 of 6

Term	Location
CBA	Section 6.07(i)(i)
CBA Facilities	Section 6.07(i)(ii)
Change of Control Payments	Section 11.03
CISWI	Section 11.03
Closing	Section 2.01
Closing Date	Section 2.01
Closing Date Payment	Section 2.02(b)(i)
Closing Date Statement	Section 2.03(b)
Closing Net Working Capital	Section 2.03(b)
COBRA	Section 6.07(d)(ii)
Code	Section 11.03
Composite Panels	Section 11.03
Confidentiality Agreement	Section 6.02(f)
Continuation Period	Section 6.07(c)
Contracts	Section 1.02(a)(vii)
control	Section 11.03
Controlled Group Liability	Section 4.08(c)
Controlling Party	Section 10.07(b)
Customer	Section 11.03
Deferred Del-Tin Closing	Section 6.16(e)(i)
Deferred Del-Tin Closing Date	Section 6.16(e)(i)
Deltic	Section 11.03
Deltic JV Interest	Section 11.03
Del-Tin	Section 11.03
Del-Tin Assets	Section 11.03
Del-Tin Benefit Plan Arrangements	Section 11.03
Del-Tin Benefit Plans	Section 11.03
Del-Tin Business	Section 11.03
Del-Tin Closing Date Statement	Section 6.16(f)(i)
Del-Tin Closing Net Working Capital	Section 6.16(f)(i)
Del-Tin Liabilities	Section 11.03
Del-Tin Net Working Capital	Section 6.16(f)(iv)
Del-Tin Operating Agreement	Section 11.03
Del-Tin Ownership Date	Section 6.16(e)
Del-Tin Purchase Price	Section 2.05
Del-Tin Target Net Working Capital	Section 11.03
Diboll Access Agreement	Section 11.03
Diboll Real Property	Section 11.03
Diboll Stormwater Agreement	Section 11.03
DOJ	Section 6.05(a)(i)
dollars or $	Section 11.03

Annex I - Page 2 of 6

Term	Location
Effect	Section 11.03
El Morro	Section 11.03
El Morro Subsidiaries	Section 11.03
Enterprise Contracts	Section 11.03
Environmental Indemnity Claims	Section 10.07
Environmental Laws	Section 11.03
Environmental Liabilities	Section 11.03
Environmental Permits	Section 4.11(a)(ii)(A)
Environmental Proceedings	Section 4.11(a)(iii)
EPD	Section 11.03
ERISA	Section 4.08(a)
ERISA affiliate	Section 4.08(b)
Exchange Act	Section 4.03(b)(iv)
Excluded Assets	Section 1.02(b)
Excluded Contracts	Section 11.03
Excluded Del-Tin Assets	Section 11.03
Excluded Employees	Section 11.03
Export Control Laws	Section 4.10(c)
Extended Leave	Section 1.07(b)
FCPA	Section 4.10(b)
FIRPTA Certificates	Section 9.01(i)
FLSA	Section 1.07(h)(i)
FTC	Section 6.05(a)(i)
GAAP	Section 11.03
Georgia Bonds	Section 11.03
Georgia Bonds Tax-Exempt Bond Agreement	Section 11.03
Governmental Approval	Section 3.03(b)
Governmental Entity	Section 3.03(b)
GP	Preamble
Guarantees	Section 11.03
Gypsum Facing Paperboard Supply Agreement	Section 11.03
Gypsum Wallboard Segment	Section 11.03
Hazardous Materials	Section 11.03
Hope Bonds	Section 11.03
Hope Bonds Assignment and Assumption Agreements	Section 11.03
HSR Act	Section 3.03(b)(ii)
Income Tax	Section 11.03
Income Tax Claim	Section 10.03(b)
Indebtedness	Section 11.03
Indemnified Party	Section 10.03(a)
Indemnifying Party	Section 10.03(a)

Annex I - Page 3 of 6

Term	Location
Intellectual Property	Section 1.02(a)(iv)
Intellectual Property Rights	Section 4.13(a)
Interim Financial Statements	Section 4.04(b)
Intermediary	Section 9.04
Inventory	Section 1.02(a)(ii)
IP Ownership Date	Section 11.03
IRS	Section 11.03
Judgment	Section 11.03
knowledge of Seller or known to Seller	Section 11.03
Law	Section 3.03(a)(iii)
Leased Real Property	Section 4.12(b)
Liabilities	Section 11.03
Liability Assumption Documents	Section 2.02(b)(v)
Licensed Excluded Assets	Section 1.02(b)(xii)
Liens	Section 11.03
Losses	Section 10.01(a)
Material Adverse Effect	Section 11.03
Multiemployer Plan	Section 11.03
Net Working Capital	Section 2.03(e)
Non-Controlling Party	Section 10.07(b)(i)
Northern Chipmill Wet Storage Facility Agreement	Section 11.03
Notice of Disagreement	Section 2.03(c)
OSHA	Section 11.03
Other Tax Claim	Section 10.03(b)
Owned Real Property	Section 4.12(a)
Panel Products Segment	Section 11.03
Patent License Agreement	Section 11.03
Pension Plans	Section 4.08(a)
Permits	Section 1.02(a)(vi)
Permitted Liens	Section 11.03
Person	Section 11.03
Pineland Mill	Section 11.03
Plant Closing Liability	Section 6.07(j)
Post-Closing Tax Period	Section 11.03
Pre-Closing Environmental Liabilities	Section 11.03
Pre-Closing Tax Period	Section 1.02(a)(ix)
Pre-paid Taxes	Section 11.03
Purchase Price	Section 1.01(a)
Purchaser	Preamble
Purchaser 401(k) Plan	Section 6.07(e)(i)
Purchaser Benefit Plans	Section 6.07(c)

Annex I - Page 4 of 6

Term	Location
Purchaser Business	Section 11.03
Purchaser Designee	Section 11.03
Purchaser Fundamental Representations	Section 11.03
Purchaser Indemnitees	Section 10.01(a)
Purchaser Material Adverse Effect	Section 11.03
Purchaser Prepared Tax Returns	Section 9.01(f)(iv)
Purchaser Welfare Plans	Section 6.07(d)(i)
PZR Reports	Section 11.03
Rail Facilities	Section 11.03
Real Property	Section 11.03
Records	Section 1.02(a)(xi)
Release	Section 11.03
Residual Knowledge	Section 11.03
Responsive Action	Section 10.07(a)(i)
Retained Benefit Liabilities	Section 1.04(c)(iii)
Retained Environmental Remediation Liabilities	Section 11.03
Retained Liabilities	Section 1.04(c)
Retained Names	Section 1.02(b)(xi)
Retained Tax Liabilities	Section 1.04(c)(iv)
Review Law	Section 11.03
Rollback Taxes	Section 11.03
Rome Declaration of Easements	Section 11.03
Rome Declaration of Storwater	Section 11.03
Rome Lease	Section 11.03
Rome Mill	Section 10.07(e)
Rome Mill Residual Chip and Fiber Fuel Purchase Agreement	Section 11.03
Rome Mill Steam Supply Agreement	Section 11.03
Rome Real Property	Section 6.10(a)
Rome Wet Storage Facility Agreement	Section 11.03
Sales Tax	Section 9.05
SEC	Section 4.03(b)(iv)
Section 1031	Section 9.04
Segments	Section 11.03
Seller	Preamble
Seller Bonus Plan	Section 6.07(m)
Seller Business	Section 11.03
Seller Designated Representations	Section 11.03
Seller Disclosure Letter	Article IV
Seller Fundamental Representations	Section 11.03
Seller Group	Section 11.03
Seller Indemnitees	Section 10.02(a)

Annex I - Page 5 of 6

Term	Location
Seller Insurance Policy	Section 6.14
Seller Intellectual Property Rights	Section 4.13(a)
Seller Prepared Tax Returns	Section 9.01(f)(iv)
Seller’s Title Agent	Section 11.03
Shared Contracts	Section 1.03(e)
Solid Wood Segment	Section 11.03
Specified Contracts	Section 1.03(b)
STB	Section 11.03
Straddle Period	Section 11.03
Straddle Period Tax Claim	Section 10.03(b)
Stumpage Exchange Supply Agreement	Section 11.03
subsidiary	Section 11.03
Supplier	Section 11.03
Surveys	Section 11.03
Target Net Working Capital	Section 11.03
Tax or Taxes	Section 11.03
Tax Claim	Section 10.03(b)
Tax Return	Section 11.03
Taxing Authority	Section 11.03
Technology	Section 1.02(a)(v)
Temple-Inland	Section 11.03
Termination Date	Section 8.01(b)(i)
Texas Bonds	Section 11.03
Texas Bonds Tax-Exempt Bond Agreement	Section 11.03
Third Party Claim	Section 10.03(a)
TIN	Section 11.03
TIN Continuation Period	Section 11.03
TIN JV Interest	Section 11.03
TIN Transferred Employee	Section 11.03
Title Insurance Policy	Section 6.18
Title Commitment	Section 6.18
Title Company	Section 11.03
Trade	Section 4.10(c)
Transaction Documents	Section 11.03
Transactions	Section 11.03
Transfer Taxes	Section 11.03
Transferred Assets	Section 1.02(a)
Transferred Contracts	Section 1.02(a)(vii)
Transferred Employee	Section 1.07(h)(ii)
Transferred Entities	Section 11.03
Transferred Equity Interests	Section 11.03

Annex I - Page 6 of 6

Term	Location
Transferred Intellectual Property	Section 1.02(a)(iv)
Transferred Inventory	Section 1.02(a)(ii)
Transferred Permits	Section 1.02(a)(vi)
Transferred Personnel Records	Section 1.02(a)(xii)
Transferred Real Property	Section 1.02(a)(i)
Transferred Records	Section 1.02(a)(xi)
Transferred Technology	Section 1.02(a)(v)
Transition Services Agreement	Section 11.03
Treasury Regulations	Section 11.03
TSE	Section 11.03
U.S.	Section 11.03
U.S. EPA	Section 11.03
USW	Section 11.03
WARN Act	Section 6.07(j)
Welfare Plans	Section 4.08(a)
Western Mill Residual Chip and Fiber Fuel Purchase Agreements	Section 11.03

* * * * *

Annex I - Page 7 of 6